Exhibit 99.1

FINANCIAL HIGHLIGHTS

(In millions of US dollars, except per share data)	2013	2012	2011
(Based on IFRS)

Revenues	$12,511	$14,394	$14,236
Net earnings (loss)	(10,366)	(538)	4,484
per share	(10.14)	(0.54)	4.49
Adjusted net earnings[1]	2,569	3,954	4,666
per share[1]	2.51	3.95	4.67
Operating cash flow	4,239	5,983	5,315
Adjusted operating cash flow[1]	4,359	5,700	5,680
Cash and equivalents	2,404	2,097	2,749
Dividends paid per share	0.50	0.75	0.51
Annualized dividend per share[2]	0.20	0.80	0.60

Gold production (000s oz)	7,166	7,421	7,676
Average realized gold price per ounce[1]	$1,407	$1,669	$1,578
Adjusted operating costs per ounce[1]	$566	$563	$463
All-in sustaining cash costs per ounce[1]	$915	$1,014	$821

Copper production (Mlbs)	539	468	451
Average realized copper price per pound[1]	$3.39	$3.57	$3.82
C1 cash costs per pound[1]	$1.92	$2.05	$1.71
C3 fully allocated costs per pound[1]	$2.42	$2.85	$2.30

(1) Non-GAAP financial measure — see pages 60—69 of the 2013 Financial Report.

(2) Calculation based on annualizing the last dividend paid in the respective year.

Message from the Founder and Chairman	2
Message from the President and CEO	6
Management’s Discussion and Analysis	13
Financial Statements	75
Notes to Financial Statements	80
Mineral Reserves and Resources	149
Corporate Governance and Committees of the Board	157
Shareholder Information	158
Board of Directors and Executive Officers	160

"Barrick is in a much better position than it was a year ago after a transition that began when we adopted our disciplined capital allocation framework and a mantra that has been emulated across the mining industry: returns will drive production, production will not drive returns. I believe we have the right strategy in place and we will not veer from it."

Jamie C. Sokalsky
President and Chief Executive Officer

MESSAGE FROM THE FOUNDER AND CHAIRMAN

Dear Fellow Shareholders,

More than 30 years ago, when gold was out of favor and its prospects were dim, I saw an opportunity and started a gold company. We went against conventional wisdom then, and we have continued to go our own way ever since.

Bankers and analysts saw gold as a commodity with no future. We felt differently. We also disagreed with the accepted wisdom that only miners can run mining companies. Certainly, a mining company needs top-notch miners to run its mining operations, but a mine is also a business, particularly if it’s a listed entity, and the skills needed to run a business are different from those needed to run a mine. Right from the beginning, we ran our company with extraordinary executives with a good business sense and put our mines in the hands of experienced miners who were the best in their field. Although we all worked closely together, the business people didn’t interfere with the mine operations, and the mine managers didn’t interfere with the business strategy.

In this way, we became a unique entity that blended entrepreneurial verve, unconventional thinking, and operational excellence, with everything united by a passionate commitment to success. We implemented strategies that were either new to mining or had previously been frowned upon for no good reason. Traditionally, gold companies had not gotten involved in hedging, but we did, and before long we became the most profitable gold company in the world — with the share performance to match. Corporate social responsibility was virtually unknown at the time, but we reached out to our host communities and, among other things, provided funds for thousands of our miners’ children to go to college.

We had become very successful. We acquired the Mercur mine from Texaco in 1983, and within months doubled its production and halved its cash costs. We bought Goldstrike in 1986 for what most industry analysts thought was an exorbitant price of $62 million — for just four drill-holes. Today, that Nevada mine is one of the largest gold mines in North America. It has produced more than 40 million ounces, with no end in sight, serving as an economic engine for the region. We added mines outside North America and eventually expanded our operations to five continents. We acquired legendary companies such as Homestake in the United States and Lac/Lakeshore and Placer Dome in Canada, and, over time, we became a legendary company in our own right — a global Canadian mining champion that did things differently.

And our success was reflected in our share price. Barrick went public on the

Toronto Stock Exchange in May 1983 at $1.75 per share. Within a decade, the stock had soared to $30.

However, this kind of explosive growth cannot continue forever — and it didn’t for Barrick either. Like all fast-growing companies, Barrick has experienced peaks and troughs, and the year under review, 2013, proved to be a most challenging year for the company and a very disappointing one for its shareholders. I would not have chosen this particular year as my final one as Chairman, but I don’t get to write the script.

Some of the setbacks were caused by factors outside our control, while others were of our own making. Few people anticipated the precipitous decline in the price of gold last year; nevertheless, as you know, gold’s run ended abruptly and emphatically. Unfortunately, in our case this coincided with a number of other significant problems: after 25 years of bringing all our mines into production on time and on budget, we experienced huge cost overruns and associated issues at our massive Pascua-Lama project on the Argentinean-Chilean border; in addition, we were forced to renegotiate our legally binding lease agreement for our new Pueblo Viejo mine in the Dominican Republic on much less favorable financial terms. The cumulative impact of these setbacks, exacerbated by the collapse in the price of gold, led us to record $11.5 billion in writedowns in 2013. It also compelled us to take the painful step of lowering our dividend.

For the first time in our history, concerns were expressed about the company’s debt levels and liquidity. This was largely a result of the 2011 all-cash acquisition of Equinox Minerals. In hindsight, the purchase of this copper producer was poorly timed and, to my regret, rather than following our past strategy of using stock for the acquisition, we paid in cash. Given the prevailing very low bond yields at the time, we thought we were incurring exceptionally low borrowing costs in buying Equinox — preferable to dilution of our equity.

With all these challenges, our determined and constant pursuit of growth — for decades the accepted motto of our industry — suddenly became unacceptable. Fortunately, we recognized early that the business climate was fundamentally changing. Investors were no longer interested only in growth. Free cash flow, increased dividends, and other shareholder-friendly moves became the new priorities. In retrospect, this new mindset was not surprising given that gold mining shares have for a number of years lagged behind the price of gold. While capital appreciation once compensated for

“Barrick is a leaner and stronger company with a portfolio of mines unrivaled in the industry.”

the lack of dividends in gold stocks, gold exchange traded funds (ETFs), perceived as lower risk, quickly became the preferred vehicle for many gold investors, diverting capital away from gold equities.

Recognizing this shift, even before the tumultuous events of 2013, we had begun a complete overhaul of our business strategy. When Jamie Sokalsky, our new CEO, was appointed in mid-2012, he immediately shifted our focus from production growth to maximizing free cash flow and risk-adjusted returns. He prioritized the repair of our balance sheet and arranged a successfully underwritten US$3 billion equity issue, one of the largest “bought deals” ever in Canada. As part of this new approach, Jamie decided to mine only the most profitable ounces and adopted a highly disciplined capital allocation framework that continues to underpin every decision we make, including the difficult and painful decision to suspend our Pascua-Lama project.

Almost every senior mining company in the world has since followed our lead, which is a testament to the vision of our management team and our Board. Anyone can steer the ship in calm waters, but it’s quite different to be at the helm when the seas are stormy. Barrick’s Board and management team are devoted, committed, passionate, experienced, and exceptionally smart. They’re the best in our business and more than capable of navigating the company safely through these turbulent times.

By moving decisively to re-evaluate every aspect of our business, dramatically reduce capital spending and overheads, and, in some cases, suspend, close, or sell non-core assets, we secured a significant head start in adapting to the lower

“Investors have noticed the changes at Barrick and they can see the promise that the future holds.”

gold price environment. But the change has not been easy for our shareholders. Our dividend is now substantially lower than it was a year ago, and, because we used a conservative gold price assumption at year end, our reserves declined significantly for the first time in years. For me personally, it has been excruciatingly painful to see so much value — built over three decades of continued growth, success, and operational excellence — eroded in such a short period.

Yet, today, I feel totally confident about Barrick’s future and our ability to restore the company’s full value. Barrick is a leaner and stronger company with a portfolio of mines unrivaled in the industry. It also has a unique inventory of projects in the pipeline and the lowest all-in sustaining costs of all senior gold producers.

Investors have noticed the changes at Barrick and they can see the promise that the future holds. In the second half of 2013, Barrick’s stock significantly outperformed our peer group and the price of gold. That said, much work remains to be done, but we believe we have taken the necessary steps to protect against further downside risk and have positioned ourselves well for the inevitable recovery in metal prices.

This will be the last shareholder letter I write as Chairman of Barrick. Heading into retirement, I have felt a tremendous responsibility to find the right person to replace me as Chairman, and so I am delighted and relieved to know that John Thornton is taking the helm of this great company.

John is more than up to the task: he brings an unmatched combination of vision, business acumen and experience, along with a stellar track record in business and public affairs. During his remarkable career he also has built up a network of global contacts indispensable for a company like Barrick, which can grow only by continuing to make large investments around the world. Having spent time at the head of China’s most prestigious business school, John has developed deep and trusting relationships with many of the top leaders in the country. Today, China is not only a major driver of demand for gold and other commodities but also a potential source of capital.

As Founder of Barrick, I have long felt that, when I retired, my main challenge and responsibility would be to find the right person to replace me. I am thankful and proud that we have someone of John’s ability to commit his career and reputation to our cause.

With John as Chairman and Jamie as CEO, I believe we have an unmatched combination — two exemplary leaders with complementary skills who together are committed to transforming Barrick. Seeing them at work over the past year and a half has been immensely gratifying to me, an assurance that we have emerged from the ordeal of 2013, and the best reason to be enthusiastic about our opportunities ahead.

As part of our renewal process, we also nominated four new independent Directors to be elected to our Board. Together, they bring decades of experience and expertise that will provide fresh perspectives and insights to an already outstanding group.

I would also like to extend our gratitude to Howard Beck and Brian Mulroney, both of whom will step down from the Board at our upcoming annual meeting. Howard joined the Board in 1984, just one year after Barrick was founded, and right from the start he was an integral part of our dynamic growth that turned a penny-stock company into a global industry leader. Brian became a Director in 1993, and, for two decades, Barrick has benefited from his wisdom, impeccable judgment and loyalty. His valuable advice and many interventions on our behalf at levels of government unavailable to us otherwise, were often critical to our interests. I don’t know how we could have accomplished what we did without these two men. Accordingly, I can’t thank them enough for their selfless commitment and service to Barrick — and to our shareholders.

On behalf of the Board, I would also like to extend my gratitude to Donald Carty and Robert Franklin, both of whom left the Board in 2013. They became Directors in 2006 in conjunction with the Placer Dome acquisition, and each one made valuable contributions to the company.

Lastly, looking back on what we have accomplished over three decades, this is the appropriate time to acknowledge the outstanding contributions of some of the many colleagues and partners I was fortunate to have in creating Barrick. Barrick is their legacy as much as it is mine and I recognize how fortunate I was to work with prodigious talents, like Bob Smith, one of the best mining engineers the gold industry has ever known. I’m talking about the best of the best, world-class miners and business visionaries upon whose shoulders Barrick was built. Without individuals like Bob, Bill Birchall, Brian Meikle, Greg Wilkins, Belle Mulligan and Alan Hill — to name just a very few of the top-class professionals who passionately dedicated themselves to the company — Barrick would never have become the largest gold producer in the world and the Canadian icon that it is today.

As for myself, never in my dreams did I believe when we founded Barrick back in 1983 that the company would grow to become the giant it did. But with a little luck, a lot of hard work, and many outstanding colleagues over 30 years, we did.

“With John Thornton and Jamie Sokalsky, I believe we have an unmatched combination — two exemplary leaders who are committed to transforming Barrick.”

Today, individuals such as Jamie Sokalsky, Kelvin Dushnisky, Ammar Al-Joundi, and Jim Gowans, who hold top positions at Barrick, mirror the earlier generations of our leaders in their passion, devotion, and commitment. This continuing tradition of total commitment and professional excellence makes me so confident that the years ahead for Barrick are going to be as — or even more — rewarding and exciting than the three decades during which I was so proud to lead this great company.

/s/ Peter Munk
Peter Munk
Founder and Chairman

MESSAGE FROM THE PRESIDENT AND CEO

It was a difficult year for the gold industry by any measure, and for Barrick and its shareholders. The 28 percent drop in the price of gold was the largest decline since 1981, and had a dramatic impact on our revenue and profitability in 2013.

Jamie C. Sokalsky

President and
Chief Executive Officer

Weaker gold prices led to large impairment charges in 2013. While we were disappointed to record these charges, in the long run, I fully expect that our assets will generate substantially more economic benefits for our shareholders than current valuation levels imply.

Given the tough macroeconomic climate and the serious challenges that we faced as a company last year, it’s easy to lose sight of the significant strides that we made. The reality is Barrick is a much stronger, leaner and more agile company than it was 12 months ago; a company well positioned to withstand a weaker metal price environment and one that will thrive when prices rebound, as they inevitably will.

This is the result of a transition that began nearly two years ago, long before the price of gold began its steep decline. We adopted a disciplined capital allocation framework when I became CEO, along with a mantra that has been emulated across the mining industry: returns will drive production, production will not drive returns. We recalibrated our long-term production targets and determined we would not build any new mines in the current challenging environment. We began a company-wide review to identify ways to reduce spending and improve operational performance. We outlined a road map to increase free cash flow, and said we would address our high-cost operations by changing mine plans, suspending or closing operations, or divesting them to improve our portfolio.

And then we went out and executed our plan, and in doing so, gave ourselves a significant head start in adapting to the lower gold price environment. To date, we have generated over $1 billion from the sale of non-core assets, and we have also announced the closure of one of our smaller operations in South America. As a result, our mine portfolio now stands at 19 compared to 27 at this time last year. This portfolio optimization process is fundamental to our objective of focusing on the right assets that can deliver long-term value to our shareholders.

We reduced our 2013 capital expenditures and costs by $2 billion, and we’re following through on our pledge to change mine plans to focus on the most profitable ounces. At our Bald Mountain mine in Nevada, for instance, we decided not to spend in excess of $500 million to develop additional open pits because they do not generate a suitable risk-adjusted return on invested capital. We maintain the option to develop these pits in the future if gold prices increase.

To successfully transform the business, we knew there would be difficult decisions, and that was certainly true in 2013. As metal prices plummeted and uncertainty increased around our Pascua-Lama project, it became clear that the economics of the project were not sufficient to meet our return thresholds. The decision to suspend the project was one of the most difficult things I’ve had to do in my career, but I am convinced it was the right decision. No mine or project, no matter how significant to the company, is exempt from our disciplined capital allocation framework, and this includes Pascua-Lama. A decision to restart construction will depend on improved economics and better clarity on legal and regulatory aspects. Meanwhile, the suspension allowed us to further reduce our capital expenditure guidance for 2014 by up to $1 billion.

While we firmly believe Pascua-Lama will be completed and become one of the world’s best gold mines, our existing portfolio is already the best in the business. At $915 per ounce, our all-in sustaining costs (AISC) were the lowest among senior producers in 2013 and at the low end of our forecasted range of $900—$975 per ounce. In fact,

2013 GOLD PERFORMANCE vs GUIDANCE

(2) Percentages calculated based on mid-point of guidance ranges.

we were able to reduce our AISC guidance twice last year by a total of $100 per ounce due to our unwavering focus on disciplined cost management.

Last year, our five largest mines — Cortez, Goldstrike, Lagunas Norte, Veladero and Pueblo Viejo — contributed more than half our production, or approximately four million ounces, at an average AISC of $668 per ounce. These mines are expected to generate about 60 percent of our production in 2014 at an average AISC of $750—$800 per ounce. It is no exaggeration to say that there are few mines of this caliber anywhere in the world, and the fact that we control all five reflects the underlying strength of our portfolio.

Our Cortez mine in Nevada had another great year with production of more than 1.3 million ounces, much better than we ever anticipated.

In fact, Barrick has a strong track record of exceeding operating targets and producing more ounces than originally expected. While production at Cortez is expected to decline in 2014 to just under one million ounces, primarily as a result of planned waste stripping, the mine remains one of the largest and most attractive gold assets in the world, and is a cornerstone operation for Barrick. At Goldstrike, which is also located in Nevada, we are in the process of modifying the autoclaves to treat

“Given the serious challenges that we faced as a company last year, it’s easy to lose sight of the significant strides that we made.”

about four million stockpiled ounces that would have otherwise been processed at the end of the mine life. This will allow us to accelerate cash flow, and the project will contribute 350,000—450,000 ounces of annual production in the five-year period beginning in 2015. Production is anticipated to increase to above one million ounces in 2015 with a full year of operations from the modified autoclaves.

Our Pueblo Viejo mine in the Dominican Republic is expected to produce more ounces in 2014 at lower costs. Barrick’s 60 percent share of this joint-venture operation was about 490,000 ounces last year and we expect that to increase to 600,000—700,000 ounces in 2014. At full capacity, which we expect to reach in the first half of the year, Pueblo Viejo will represent a significant percentage of our total operating cash flow. It will be a major contributor for many years to come.

Our exploration efforts continue to focus heavily on Nevada, a mining-friendly jurisdiction where we already own six mines and some of the most prospective land positions in the world. The centerpiece of our exploration program is our Goldrush discovery near Cortez, which continues to advance through prefeasibility. The original resource has doubled twice since we announced the discovery in 2011. Measured and indicated resources at Goldrush increased by 1.6 million ounces to 10 million ounces at the end of 2013, while inferred resources stood at 5.6 million ounces. Goldrush is one of the highest grade giant greenfield gold discoveries made worldwide since 2001, and we expect it to bring an infusion of high quality reserves in the future.

Barrick calculated its reserves for 2013 using a conservative gold price assumption of $1,100 per ounce. While this is well below the company’s outlook for the gold price and below current spot prices, it reflects Barrick’s focus on producing profitable ounces with a solid rate of return and the ability to generate free cash flow. Gold reserves fell to 104 million ounces at the end of 2013 from 140 million ounces in 2012. The majority of the decline is a result of our decision to use a significantly lower gold price. Some of the drop was due to depletion and asset sales, and additionally, we chose to remove a smaller percentage of our reserves that were still profitable at $1,100 per ounce and met the regulatory requirements to classify as reserves, but did not meet our hurdle rates for return on invested capital. This underscores just how serious we are about our focus on increasing risk-adjusted returns and free cash flow rather than production at any cost. That doesn’t mean, however, that these ounces won’t come back into reserves at higher gold prices, and we are preserving the option to mine them in the future everywhere we can. In fact, excluding ounces processed and divested in 2013, all of the ounces that were removed from reserves were transferred into resources.

Along with the prudent capital allocation decisions we made, we carried out a $3 billion equity offering last fall. This was part of a broader strategy to improve our capital structure and de-lever the balance sheet. The proceeds allowed us to eliminate $2.5 billion of debt repayments over the next five years, providing us with a far greater degree of financial flexibility. We now have just $300 million of repayments over the next two years. The spending cuts and other cost reductions that we made more than offset the impact of the gold price decline in 2013. Our improved balance sheet, strong execution and more optimized mine portfolio are resonating with investors.

At our Lumwana copper mine in Zambia, we implemented a number of necessary and significant changes, including a new mine plan that allowed us to increase productivity and reduce costs. The resulting turnaround at the mine was a key

2013 COPPER PERFORMANCE vs GUIDANCE

(1) Percentages calculated based on mid-point of guidance ranges.

“Obtaining and maintaining our license to operate is an absolutely vital part of our business.”

reason we were able to improve our 2013 copper production guidance by five percent and reduce our original cash cost guidance by more than 10 percent.

Our turnaround efforts extend to every aspect of our business, including our corporate structure. Last year, we introduced changes designed to simplify roles and responsibilities, eliminate management layers and bring senior leadership closer to our mines. These changes will enable us to focus on common objectives and provide increased support for our employees at the mine sites, which is where the money is really made for shareholders. The transition to this new corporate structure is nearly complete and will allow us to run our operations with a clear focus on free cash flow and rate of return, while ensuring we maintain our license to operate.

Obtaining and maintaining our license to operate is an absolutely vital part of our business. To earn this right, we must build credibility and trust in the communities where we operate by fulfilling our social, economic and environmental commitments so that our stakeholders feel vested in our success. Living up to these commitments — staying true to our values of integrity, responsibility and accountability, ensuring a safe and secure workplace, managing the environmental and social impacts of our operations, and treating all people with respect — is how we do business at Barrick.

Since becoming CEO, I have made it clear that disciplined capital allocation will not come at the expense of our commitment to corporate responsibility. We will not cut costs that jeopardize our ability to operate in a socially and environmentally responsible manner. This is critical to achieving our business goals and creating value for our shareholders and our host communities and countries. Barrick invests in every community where it operates because we have a direct stake in the success and stability of these communities, and because we see our role as a partner in sustainable development. As I indicated in my letter to you last year, maintaining and strengthening our commitment to corporate responsibility is a critical component of our strategy and one of my personal commitments as CEO. It is shared by our entire management team, and by our Founder, Peter Munk.

As you know, Peter is retiring as Chairman at our 2014 annual meeting. I joined Barrick more than 20 years ago and, during that time, he has served as a mentor, motivator and measuring stick of what a great executive should be. His passion, wisdom, courage and determination transformed Barrick from an unknown junior mining company into the world’s leading gold producer, an iconic Canadian company infused with his vision and values. While Peter may no longer serve on the Board, Barrick will always be able to draw on his wisdom and knowledge when needed, as we work to deliver the returns that shareholders expect.

No one can replace Peter, but we are fortunate to have John Thornton to carry the torch. John has an outstanding track record in business and a global network of contacts that will be invaluable to us, and I have no doubt that he will help Barrick make the right strategic choices in these challenging times.

In conclusion, I would like to express my gratitude to our entire Board of Directors for placing their faith in me as CEO of this great company. I would also like to recognize our employees who rose to the challenge and turned our disciplined capital allocation framework into a successful reality. We can’t control the gold price, but we can focus on our costs and disciplined financial targets, like return on invested capital, that will allow us to make money in any gold price environment. We are now better protected against further price downside and more strongly positioned for the upside. And while our focus on profitability has led to lower production in 2014, that production will come from a stronger base, with all-in sustaining costs that are the lowest of the senior producers.

This is the right strategy and we will not veer from it. We will continue to build on what we accomplished in 2013 and we will be relentless in our goal of maximizing shareholder returns.

/s/ Jamie C. Sokalsky
Jamie C. Sokalsky
President and Chief Executive Officer

Financial Report

Management’s Discussion and Analysis	13
Financial Statements	75
Notes to Financial Statements	80
Mineral Reserves and Resources	149
Corporate Governance and Committees of the Board	157
Shareholder Information	158
Board of Directors and Executive Officers	160

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of February 12, 2014, should be read in conjunction with our audited consolidated fInancial statements for the year ended December 31, 2013. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 70.

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; fluctuations in the currency markets; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties, particularly title to undeveloped properties; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold/ copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Changes in Presentation of Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in our MD&A. These measures are intended to provide additional information only and do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 60 of our MD&A. In 2013, we added or made changes to the following non-GAAP performance measures:

Adjusted operating costs per ounce, All-in sustaining cash costs per ounce and All-in costs per ounce

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure. This was based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric and that investors and industry analysts were interested in a measure that better represented the total recurring costs associated with producing gold. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick voluntarily adopted the definition of these metrics starting with our second quarter 2013 MD&A.

The “all-in sustaining costs” measure is similar to our presentation in reports prior to second quarter 2013, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures.

Our “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations related to projects that significantly increase the net present value of the mine and are not related to current production) and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of “all-in sustaining costs” and “all-in costs” will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. “All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

Starting in our second quarter 2013 MD&A, the non-GAAP measure “total cash costs” was renamed “adjusted operating costs” in order to conform with the WGC definition of the comparable measure. The manner in which this measure is calculated has not been changed.

Beginning in our second quarter 2013 MD&A, in addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

The table on page 64 reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to our current definition. We have also included as references additional information as to how each of the adjustments to cost of sales have been calculated.

Index

16	Overview
	16	Our Business and Strategy
	17	Enterprise Risk
	18	Review of 2013 Results
	20	Key Business Developments
	22	Outlook for 2014
	28	Market Overview
33	Review of Annual Financial Results
	33	Revenue
	34	Production Costs
	34	General & Administrative Expenses
	34	Other Expense (Income)
	35	Exploration and Evaluation
	35	Capital Expenditures
	35	Finance Cost/Finance Income
	36	Impairment Losses
	36	Income Tax
	37	Review of Operating Segments Performance
45	Financial Condition Review
	45	Balance Sheet Review
	45	Shareholders’ Equity
	45	Comprehensive Income
	46	Financial Position and Liquidity
	49	Financial Instruments
	49	Commitments and Contingencies
50	Internal Control over Financial Reporting and Disclosure Controls and Procedures
51	Review of Quarterly Results
52	IFRS Critical Accounting Policies and Accounting Estimates
60	Non-GAAP Financial Performance Measures
70	Glossary of Technical Terms

Overview

Our Business and Strategy

Our Business

We have operating mines or projects in Canada, the United States, the Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Zambia, Saudi Arabia and Tanzania. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold to various manufacturers and traders.

At the end of 2013, we made a change to our organization structure, moving from a Regional Business Unit model to an Operating Unit model. Each Operating Unit will be accountable for managing our core mining business, either at one of our larger mines or within a grouping of mines based on geography and/or the primary metal produced, with a focus on generating free cash flow and maintaining our license to operate by operating in a safe, responsible manner and meeting our environmental obligations and corporate responsibility commitments. Under the new structure, our core operating sites will have a direct reporting line to the Chief Operating Officer, which will increase direct accountability and allow for greater visibility into our most important assets.

The gold Operating Units are: Cortez, Goldstrike, Pueblo Viejo, Lagunas Norte, Veladero, North America — Other and Australia Pacific. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a publicly traded company, which includes our previously held African gold mines and exploration properties. In addition, our Pascua-Lama project is also an Operating Unit.

Our Global Copper unit manages our copper business with a view towards maximizing the value of our copper assets. The Global Copper unit manages the Zaldívar and Lumwana mines and Jabal Sayid project.

We believe the new operating unit structure will enable us to act quickly in response to opportunities or market developments while maintaining our focus on license to operate matters and compliance, and allow us to maintain our disciplined capital allocation framework in order to maximize the free cash flow from our operations.

Our Strategy

Our actions are driven by our core values reflecting the guiding principles used to run the Company and these values provide the foundation for our strategy. Our core values are:

• Integrity

• Respect and open communication

• Responsibility and accountability

• Teamwork

• Create shareholder value

We are focused on maximizing shareholder value through our commitment to a disciplined capital allocation framework to guide our decision making. Under this approach, all capital allocation options, which include organic investment in exploration and projects, and acquisitions or divestitures to improve the quality of our portfolio, will be assessed on the basis of maximizing risk-adjusted returns. Our emphasis on free cash flow should position the Company, in the future, with the potential to return more capital to shareholders, repay debt, and make additional attractive return investments to upgrade our portfolio. We will seek to optimize the overall returns from our portfolio of assets and projects. Consequently, existing assets that do not generate target returns or long-term free cash flow will be deferred, suspended or divested to improve the overall quality of our portfolio. Our strategy and approach to capital allocation has been summed up as follows:

RETURNS WILL DRIVE PRODUCTION;

PRODUCTION WILL NOT DRIVE RETURNS.

Enterprise Risk

Risk is an inherent component of our business. Therefore, effective enterprise risk management (“ERM”) is required to support our Company vision and the successful delivery of strategic objectives. Our ERM model is focused on top-level business risks and provides a framework to:

• Identify, assess and communicate inherent and residual risk;

• Embed ERM responsibilities into the operating model;

• Integrate risk responses into strategic priorities and business plans; and

• Provide assurance to the senior leadership team (“SLT”) and relevant Committees to the Board of Directors on the effectiveness of control activities.

Our business is subject to risks in financial, regulatory, strategic and operational areas. In managing risk, management focuses on the risk factors that impact our ability to operate in a safe, profitable and responsible manner, including:

Financial and regulatory risk factors

• fluctuations in the spot and forward prices of gold, copper and silver;

• the impact of global financial conditions such as inflation, fluctuations in the currency markets and changes in U.S. dollar interest rates;

• our liquidity profile, level of indebtedness and credit ratings;

• changes in governments or the intervention of governments, or other political or economic developments in the jurisdictions in which we do or may carry on business in the future;

• changing or increasing regulatory requirements, including increasing royalties and taxes, and our ability to obtain and to maintain compliance with permits and licenses necessary to operate in our industry;

• our ability to maintain appropriate internal control over financial reporting and disclosure;

• our ability to maintain compliance with anti-corruption standards;

• our reliance on models and plans that are based on estimates, including mineral reserves and resources; and,

• the organization of our African gold operations and properties under a separate listed company.

Strategic and operating risk factors

• diminishing quantities or declining grades of reserves and our ability to replace mineral reserves and resources through discovery or acquisition;

• our ability to integrate acquisitions or complete divestitures;

• our ability to operate within joint ventures;

• our ability to compete for mining properties, to obtain and maintain valid title and to obtain and maintain access to required land, water and power infrastructure;

• our ability to execute development and capital projects, including managing scope, costs and timelines associated with construction, to successfully deliver expected operating and financial performance;

• availability and increased cost of mining inputs, critical parts and equipment, and certain commodities, including fuel and electricity;

• sequencing or processing challenges resulting in lower than expected recovery rates;

• technical complexity in connection with mining or expansion activities;

• unusual or unexpected ore body formations, ore dilution, varying metallurgical and other ore characteristics;

• business interruption or loss due to acts of terrorism, intrusion, sabotage, work stoppage and civil disturbances;

• loss due to theft of gold bullion, copper cathode or gold/copper concentrate;

• permit or regulatory breaches resulting in fines, temporary shut-down or suspension of operations, or litigation;

• our ability to manage security and human rights matters;

• relationships with the communities in which we operate;

• employee and labor relations; and

• availability and increased costs associated with labor.

In addition, there are hazards associated with the business of mineral exploration, development and mining, including environmental incidents, industrial accidents, and natural phenomena such as inclement weather conditions, flooding and earthquakes or cave-ins (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks) that could result in unexpected negative impacts to future cash flows.

We have provided a description of our approach to managing our top-level business risks throughout this MD&A. For a more fulsome discussion of risks relevant to investors, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Review of 2013 Results

2013 Fourth Quarter and Year-End Results

	For the three months ended		For the years ended
	December 31		December 31
($ millions, except where indicated)	2013	2012[1]	2013	2012[1]
Financial Data
Revenue	$2,926	$4,149	$12,511	$14,394
Net earnings (loss)[2]	(2,830)	(3,013)	(10,366)	(538)
Per share (“EPS”)[3]	(2.61)	(3.01)	(10.14)	(0.54)
Adjusted net earnings[4]	406	1,157	2,569	3,954
Per share (“adjusted EPS”)[3,4]	0.37	1.16	2.51	3.95
Total project capital expenditures[5]	658	878	2,434	3,433
Total capital expenditures — expansion[5]	122	82	468	208
Total capital expenditures — sustaining[5]	568	1,038	2,472	3,354
Operating cash flow	1,016	1,845	4,239	5,983
Adjusted operating cash flow[4]	1,085	1,925	4,359	5,700
Free cash flow[4]	$(280)	$(114)	$(1,142)	$(1,073)
Adjusted return on equity[4]	12%	20%	14%	17%
Operating Data

Gold
Gold produced (000s ounces)[6]	1,713	2,019	7,166	7,421
Gold sold (000s ounces)[6]	1,829	2,027	7,174	7,292
Realized price ($ per ounce)[4]	$1,272	$1,714	$1,407	$1,669
Adjusted operating costs ($ per ounce)[4]	$573	$547	$566	$563
Adjusted operating costs on a co-product basis ($ per ounce)[4]	$592	$564	$589	$580
All-in sustaining costs ($ per ounce)[4]	$899	$1,048	$915	$1,014
All-in sustaining costs on a co-product basis ($ per ounce)[4]	$918	$1,065	$938	$1,031
All-in costs ($ per ounce)[4]	$1,317	$1,433	$1,282	$1,404
All-in costs on a co-product basis ($ per ounce)[4]	$1,336	$1,450	$1,305	$1,421

Copper
Copper produced (millions of pounds)	139	130	539	468
Copper sold (millions of pounds)	134	154	519	472
Realized price ($ per pound)[4]	$3.34	$3.54	$3.39	$3.57
C1 cash costs ($ per pound)[4]	$1.81	$1.93	$1.92	$2.05

(1) Figures are restated for new accounting standards adopted in 2013.

(2) Net earnings (loss) represent net income attributable to the equity holders of the Company.

(3) Calculated using weighted average number of shares outstanding under the basic method.

(4) These are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 60-69 of this MD&A.

(5) These amounts are presented on a 100% accrued basis. Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

(6) Production includes our equity share of gold production at Highland Gold up to April 26, 2012, the effective date of our sale of Highland Gold. Production also includes African Barrick Gold (“ABG”) on a 73.9% basis and Pueblo Viejo on a 60% basis, both of which reflect our equity share of production. Sales include our equity share of gold sales from ABG and Pueblo Viejo.

Full Year Financial Highlights:

During 2013, gold prices averaged $1,411 per ounce, compared to $1,669 in 2012 and were volatile, falling from a high of $1,696 per ounce in January to a low of $1,181 per ounce in June. In response to the substantial decline in gold prices, we responded with significant cuts in operating costs and capital expenditures to improve cash flow without affecting our near-term production targets. During the year, we produced 7.17 million ounces at adjusted operating costs of $566 per ounce and all-in sustaining costs of $915 per ounce, which were substantially lower than our original guidance ranges of $610 to $660 per ounce and $1,000 to $1,100 per ounce, respectively. Capital expenditures were $5.0 billion in 2013, down from our original guidance range of $5.7 to $6.3 billion. We also began executing a portfolio optimization plan to divest non-core assets and develop new mine plans at our mines to improve near-term cash flow while preserving optionality for future production. The lower gold price was a significant contributor to our recognizing impairment losses of $11.5 billion (net of tax and non-controlling interest effects) ($12.7 billion pre-tax) and also our decision to temporarily suspend construction activities at Pascua-Lama. This suspension decision will postpone and reduce near-term cash outlays. In third quarter 2013, we reached an agreement to amend the terms of our Special Lease Agreement for Pueblo Viejo, which will result in additional and accelerated tax revenues to the government of the Dominican Republic, and as a result, we recognized an additional $249 million in income tax expense. Other key financial and operational highlights included:

•                  Net loss for 2013 was $10.4 billion (-$10.14 per share) compared to a net loss of $0.5 billion (-$0.54 per share) in the same prior year period. Adjusted net earnings for 2013 were $2.6 billion ($2.51 per share) compared to adjusted net earnings of $4.0 billion ($3.95 per share) in the same prior year period.

•                  Gold production for 2013 was 7.17 million ounces at adjusted operating costs of $566 per ounce, all-in sustaining costs of $915 per ounce and all-in costs of $1,282 per ounce, compared to production of 7.42 million ounces at adjusted operating costs of $563 per ounce, all-in sustaining costs of $1,014 per ounce and all-in costs of $1,404 per ounce in 2012.

•                  Realized gold prices in 2013 were $1,407 per ounce, compared to $1,669 in 2012.

•                  Copper production for 2013 was 539 million pounds at C1 cash costs of $1.92 per pound, compared to production of 468 million pounds at C1 cash costs of $2.05 per pound in 2012.

•                  Operating cash flow was $4.2 billion, compared to operating cash flow of $6.0 billion for 2012.

•                  Capital expenditures, down $1.6 billion, or 23%, over the prior year.

•                  Termed out $3.0 billion of debt in April 2013 and completed a $3.0 bought equity deal in November 2013, which was primarily used to repay debt.

•                  Completed or announced divestitures of Barrick Energy and six non-core, high-cost mines for total expected consideration of about $940 million, including cash proceeds of about $720 million.

FACTORS AFFECTING ADJUSTED NET EARNINGS

FACTORS AFFECTING ADJUSTED OPERATING CASH FLOW

Key Business Developments

Disciplined capital allocation framework decisions

Equity Issuance and Debt Repurchase

In November 2013, we completed a bought deal equity offering of 163.5 million common shares at a price of $18.35 per common share for net proceeds of approximately $2.9 billion. We used the net proceeds of the offering to strengthen our balance sheet and improve our long-term liquidity position by using approximately $2.6 billion of the net proceeds to redeem or repurchase outstanding short- and medium-term debt.

Divestitures

On September 30, 2013, we completed the sale of our Yilgarn South assets, which are the Granny Smith, Lawlers and Darlot mines, for total proceeds of $266 million, consisting of $135 million in cash and $131 million in Gold Fields Limited shares. As a result of this sale, we recognized a post-tax gain of $3 million ($11 million pre-tax), in third quarter 2013.

On January 31, 2014, we completed the sale of our Plutonic mine for total cash consideration of A$25 million. As at December 31, 2013, the assets and liabilities of Plutonic were written down to their realizable value, resulting in a post-tax loss of $12 million ($17 million pre-tax) and have been presented as held for sale on the consolidated balance sheet.

On January 22, 2014, we announced we had agreed to divest our Kanowna mine for total cash consideration of A$75 million, subject to certain closing adjustments. The transaction is expected to close in March 2014. Based on the expected proceeds of this transaction, we have reversed $66 million of impairment losses that we had recorded against Kanowna in second quarter 2013. As at December 31, 2013, the assets and liabilities of Kanowna have been presented as held for sale on the consolidated balance sheet.

On February 4, 2014, we announced we had agreed to divest our minority interest in the Marigold mine for total cash consideration of $86 million, subject to certain closing adjustments. The transaction is expected to close in April 2014. As at December 31, 2013, the assets and liabilities of Marigold were written down to their estimated realizable value, resulting in a post-tax loss of $39 million ($60 million pre-tax) and have been presented as held for sale on the consolidated balance sheet.

In July 2013, we completed the sale of our oil & gas business segment for consideration of $435 million, consisting of $387 million in cash and a future royalty valued at $48 million. As a result of the sale, we recognized a post-tax loss of $466 million ($519 million pre-tax), including $90 million related to goodwill, in 2013, representing the difference between the net proceeds and our carrying value.

Closure of Pierina

As of August 2013, we decided to initiate closure of our Pierina mine in Peru. Primarily as a result of the accelerated closure, we recorded a $134 million increase to our provision for rehabilitation through the income statement in 2013.

Pascua-Lama

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at its Pascua-Lama project, except for those activities required for environmental and regulatory compliance. The ramp-down is on schedule for completion by mid-2014. The company expects to incur costs of about $300 million1 this year for the ramp-down and environmental and social obligations. A decision to restart development will depend on improved economics and reduced uncertainty related to legal and regulatory requirements. Remaining development will take place in distinct stages with specific work programs and budgets. This approach will facilitate more efficient planning and execution and improved cost control. In the interim, Barrick will explore opportunities to improve the project’s risk-adjusted returns, including strategic partnerships or royalty and other income streaming agreements. The company will preserve the option to resume development of this asset, which has a mine life of 25 years.

Pueblo Viejo

In third quarter 2013, Pueblo Viejo Dominicana Corporation (“PVDC”), our joint arrangement with Goldcorp Inc., reached an agreement with the Government of the Dominican Republic concerning amendments to the Pueblo Viejo SLA. The key terms of the amendments include:

•                  Elimination of a 10 percent return embedded in the initial capital investment for the purposes of the net profits interest (“NPI”) calculation;

(1)         About 25%, related to water management systems and completion of minor scopes of work in Argentina and Chile, is expected to be capitalized. Actual expenditures will be dependent on a number of factors, including environmental and regulatory requirements.

•                  An extension to the period over which PVDC may recover its capital investment;

•                  A delay of application of NPI deductions;

•                  A reduction in tax depreciation rates; and

•                  A graduated minimum tax was established.

The graduated tax rate will be adjusted up or down based on future metal prices. The agreement also includes the following broad parameters consistent with the previous terms of the SLA:

•                  Corporate income tax rate of 25 percent

•                  Net smelter royalty (“NSR”) of 3.2 percent

•                  NPI of 28.75 percent.

Gold Reserves and Mineral Resources update2

Barrick calculated its reserves for 2013 using a gold price assumption of $1,100 per ounce, compared to $1,500 per ounce in 2012. While this is well below the company’s outlook for the gold price (and below current spot prices), it reflects Barrick’s focus on producing profitable ounces with a solid rate of return and the ability to generate free cash flow. Gold reserves declined to 104.1 million ounces at the end of 2013 from 140.2 million ounces at the end of 2012. Excluding ounces mined and processed in 2013 and divestitures, all of these ounces have transferred to resources, preserving the option to access them in the future at higher gold prices.

The 26% decline in reserves breaks down as following (approximations):

•                  13% — lower gold price assumption of $1,100 per ounce

•                  6% — ounces mined and processed in 2013

•                  4% — ounces that are economic at $1,100 per ounce, but do not meet hurdle rates of return on invested capital

•                  2% — ounces no longer economic due to increased costs

•                  2% — divestitures of non-core, high-cost mines as part of the company’s portfolio optimization strategy

•                  (1)% — additions

Measured and indicated gold resources increased to 99.4 million ounces at the end of 2013 from 83.0 million ounces at the end of 2012. Resources were calculated based on a gold price assumption of $1,500 per ounce compared to $1,650 per ounce for 2012. Inferred gold resources decreased to 31.9 million ounces at the end of 2013 from 35.6 million ounces at the end of 2012.

Replacing gold reserves depleted by production year over year is necessary in order to maintain production over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or discovering new deposits. Once a site with gold mineralization is discovered, it takes many years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to permit and construct mining and processing facilities.

Corporate governance and management update

In December 2013, Barrick announced that its Founder and Chairman, Peter Munk, would retire as Chairman and step down from the Board of Directors at the company’s 2014 Annual General Meeting (“AGM”). John Thornton, currently Co-Chairman, will become Chairman following the 2014 AGM.

In addition, Howard Beck and Brian Mulroney will not stand for re-election as Directors at the 2014 AGM. Donald Carty and Robert Franklin, who joined Barrick’s Board following the acquisition of Placer Dome, resigned as Directors of Barrick in December. The Board has nominated four new Independent Directors to stand for election at the company’s upcoming AGM: Ned Goodman, Nancy Lockhart, David Naylor and Ernie Thrasher.

We also announced we will implement a new executive compensation plan in 2014 that is fully aligned with the principle of pay-for-performance, and further links compensation with the long-term interests of shareholders. The Company has consulted extensively with shareholders in the development of this plan and continues to do so. Details will be announced in the management proxy circular prior to the AGM.

In January 2014, we appointed Jim Gowans as Chief Operating Officer in December 2013, an experienced executive who brings four decades of global mining operations experience to Barrick.

(2)         For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 149 to 156 of this Financial Report.

Outlook for 2014

2014 Guidance Summary

	Final 2013	2013	2014
($ millions, except per ounce/pound data)	Guidance	Actual[1]	Guidance
Gold production and costs
Production (millions of ounces)[2]	7.0 – 7.4	7.2	6.0 – 6.5
Cost of sales[3]	6,100 – 6,500	6,149	5,900 – 6,200
Gold unit production costs
All-in sustaining cash costs ($ per ounce)	900 – 975	915	920 – 980
Adjusted operating costs ($ per ounce)	575 – 600	566	590 – 640
Depreciation ($ per ounce)	195 – 205	198	220 – 240
Copper production and costs
Production (millions of pounds)	520 – 550	539	470 – 500
Cost of sales[4]	1,100 – 1,200	1,091	1,000 – 1,200
Copper unit production costs
C1 cash costs ($ per pound)	1.90 – 2.00	1.92	1.90 – 2.10
Depreciation ($ per pound)	0.30 – 0.40	0.35	0.40 – 0.50
C3 fully allocated costs ($ per pound)	2.40 – 2.60	2.42	2.50 – 2.75
Exploration and evaluation	230 – 250	215	200 – 240
Exploration	200 – 210	179	170 – 200
Evaluation	30 – 40	36	30 – 40
General and administrative[5]	160 – 180	401	380 – 400
Other expense[6]	420 – 440	961	475 – 525
Finance costs[7]	585 – 610	657	800 – 825
Capital expenditures:
Minesite sustaining[8]	2,100 – 2,300	2,418	2,000 – 2,200
Minesite expansion	500 – 550	468	300 – 375
Projects	1,900 – 2,150	2,114	100 – 125
Total capital expenditures	4,500 – 5,000	5,000	2,400 – 2,700
Effective income tax rate[9]	>30%	34.5%	~50%
Key Assumptions
Gold Price ($/ounce)			$1,300
Copper Price ($/pound)			$3.25
Silver Price ($/ounce)			$20
Oil Price ($/barrel)			$100
AUD Exchange Rate			$0.91
ARS Exchange Rate			8.50
CLP Exchange Rate			515

(1)         Figures include amounts relating to discontinued operations for the year ended December 31, 2013.

(2)         Guidance for gold production reflects Barrick’s equity share of production from ABG (73.9%) and Pueblo Viejo (60%).

(3)         Cost of sales applicable to gold includes depreciation expense and cost of sales applicable to the non-controlling equity interest in ABG and Pueblo Viejo. Cost of sales guidance does not include proceeds from by-product metal sales, whereas guidance for adjusted operating costs does reflect these items.

(4)         Cost of sales applicable to copper includes depreciation expense.

(5)         In 2013 we have amended the presentation of corporate administration to include certain general and administrative expenditures related to management of our operating unit offices, which were previously classified within other expense. The updated presentation reflects the structure in which Barrick is now organized and includes costs related to the oversight and governance of the company. As a result of the amended presentation, general and administrative expenses for 2013 now include corporate administration costs of $168 million (2013 guidance: $160 — $180 million), operating unit administration costs of $209 million and other departmental overhead costs previously included within other expense of $25 million.

(6)         Other expense is expected to be lower in 2014 as 2013 costs include expenses totaling approximately $750 million that were excluded from our definition of adjusted net earnings in 2013, primarily project care and maintenance and demobilization costs at Pascua-Lama and Jabal Sayid, foreign currency translation losses on working capital balances and the effect of discount rate changes on environmental provisions at closed sites which were not reflected in our 2013 budget as they were unanticipated. Our 2014 other expense guidance range of $475 — $525 includes approximately $250 million in project care and maintenance costs at Pascua-Lama and Jabal Sayid, but excludes amounts attributable to foreign currency translation losses on working capital balances, which are dependent on movements in foreign exchange rates.

(7)         2013 finance costs include a $90M loss on debt extinguishment arising from the debt repurchase that was excluded from our definition of adjusted net earnings.

(8)         Beginning in 2014, we have amended the presentation of minesite sustaining capital expenditures to include capital spending required to maintain current planned production levels at our operating sites, including minesite development expenditures that were previously categorized separately as mine development, which includes capitalized production phase stripping costs at our open pit mines, underground mine development and exploration and evaluation expenditures that meet our criteria for capitalization. In 2013, minesite sustaining capital expenditures were $1,102 million (2013 guidance: $1,000 — $1,100) and mine development capital expenditures were $1,316 million (2013 guidance: $1,100 — $1,200). Total minesite sustaining capital expenditures came in just above the top end of our guidance range, primarily due to the reclassification of certain expenditures from minesite expansion to minesite sustaining in order to conform to the WGC definition of sustaining capital.

(9)         Our effective income tax rate on ordinary income is expected to be higher in 2014, primarily due to the full year impact of the Pueblo Viejo SLA amendment which was substantively enacted in Q4 2013, as well as certain expenditures with no offsetting tax deductions in 2014, primarily at our Pascua-Lama project.

2014 Guidance Analysis

We prepare estimates of future production based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production may vary from these estimates due to a number of operational risk factors, including whether the volume and/or grade of ore mined differs from estimates, changing mining rates, and/or short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Mining rates are also impacted by various non-operating risks and operating risks and hazards inherent at each operation, including those described on page 17.

We prepare estimates of cost of sales, adjusted operating costs and all-in sustaining costs based on expected costs associated with mine plans that reflect the expected method by which we will mine reserves at each site. Cost of sales, adjusted operating costs and all-in sustaining costs per ounce, C1 cash costs, and C3 fully allocated costs are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and the accounting for stripping costs incurred during the production phase of the mine. In the normal course of our operations, we manage these risks to mitigate, where economically feasible, the effect these risks have on our operating results.

Consolidated Guidance

We expect 2014 gold production to be about 6.0 to 6.5 million ounces. Our 2014 gold production is expected to be lower than 2013 as a result of the following:

•                  Sale of Yilgarn South sites and the Plutonic mine and the announced sales of Kanowna and Marigold, which are anticipated to close in March and April 2014, respectively (2013 production of about 730 thousand ounces in the aggregate);

•                  Lower production at Cortez (2013 production of 1.337 million ounces); and

•                  The cessation of mining activity at our Pierina mine in Peru (2013 production of 97 thousand ounces).

These decreases are expected to be partially offset by an increase in production at Pueblo Viejo as the site achieves full ramp-up in 2014, and an increase in production at Veladero.

Cost of sales applicable to gold is expected to be in the range of $5.9 to $6.2 billion, which is in line with the $6.1 billion in 2013, primarily due to the impact of an increase in tons processed on cost of sales as compared to the prior year, offset by the impact of the disposition of the Yilgarn South sites and Plutonic and the expected disposition of Kanowna and Marigold.

Adjusted operating costs are expected to be in the range of $590 to $640 per ounce, up from $566 per ounce in 2013. The increase in adjusted operating costs per ounce is primarily due to the decrease in production and sales volumes, particularly at Cortez, which has a corresponding negative impact on unit production costs.

All-in sustaining costs are expected to be in the range of $920 to $980 per ounce for gold, up slightly from $915 per ounce in 2013, primarily due to the increase in adjusted operating costs per ounce sold from $566 per ounce to our expected range of $590 to $640 per ounce, partially offset by a decrease in minesite sustaining capital expenditures due to the completion of significant production phase stripping activities at Porgera, Bald Mountain, Cowal and ABG in 2013.

We expect to incur approximately $200 to $240 million of Exploration and Evaluation (“E&E”) expenditures in 2014. E&E spend primarily relates to ongoing programs focusing on near-term resource additions and conversion at our existing mines as well as support for early stage exploration in our operating districts and emerging areas in order to generate quality projects for future years. We expect to capitalize about 15% of our E&E expenditures in 2014.

Geographically we expect approximately 50% of E&E expenditures to occur in North America, the majority of which are related to our Goldrush project in Nevada, combined with other ongoing programs in Nevada. We expect approximately 25% of E&E expenditures to occur in South America, 10% in Australia Pacific and the balance incurred by ABG.

Finance costs primarily represent interest expense on long-term debt. We expect higher finance costs in 2014 as a result of the cessation of capitalizing interest on Pascua-Lama in fourth quarter 2013 as a result of our decision to temporarily suspend the project. Consequently, we do not expect to capitalize significant interest costs in 2014.

Total capital expenditures for 2014 are expected to be in the range of $2.4 to $2.7 billion, compared to $5.0 billion in 2013. The expected decrease primarily relates to lower project capital expenditures as a result of our decision to temporarily suspend construction activities at Pascua-Lama, combined with lower minesite sustaining and mine expansion capital expenditures.

Minesite sustaining capital expenditures reflect the capital spending required to support current planned production levels and which do not meet our definition of non-sustaining capital. This includes capitalized production phase stripping costs at our open pit mines, underground mine development and E&E expenditures that meet our criteria for capitalization. Minesite sustaining capital expenditures are expected to decrease from 2013 expenditure levels of $2,418 million to a range of about $2,000 to $2,200 million, mainly due to the completion of significant production phase stripping activities at Porgera, Bald Mountain, Cowal and ABG in 2013 and due to the recent sales of Yilgarn South sites and Plutonic, and the announced sales of Kanowna and Marigold (2013 minesite sustaining capital expenditures of $145 million in the aggregate).

Minesite expansion capital expenditures includes non-sustaining capital expenditures at new projects and existing operations that are related to discrete projects that significantly increases the net present value of the mine and are not related to current production activity. Expansion capital expenditures are expected to decrease from 2013 expenditure levels of $468 million to a range of about $300 to $375 million. 2014 expansion expenditures primarily relate to construction of the Goldstrike thiosulfate technology project, construction of the CIL plant at Bulyanhulu, which is expected to be completed in May, and feasibility and development expenditures related to the Cortez Hills Lower Zone expansion, which is expected to extend the mine life by up to 7 years.

Project capital expenditures reflect capital expenditures related to the initial construction of the project and include all of the expenditures required to bring the project into operation and achieve commercial production levels. In 2014, we expect our share of project capital costs to be in the range of $100 to $125 million, which is a decrease from project capital costs of $2,114 million in 2013 primarily as a result of our decision to temporarily suspend construction activities at Pascua-Lama in 2013.

Barrick’s effective income tax rate in 2014 is expected to be about 50 percent based on an average gold price of $1,300 per ounce. Factors impacting our 2014 income tax rate include the following:

i)                 Pueblo Viejo is expected to represent a significant portion of overall taxable income in 2014 and its tax rate is expected to be just over 50% following the amendments to the Special Lease Agreement in 2013. This compares to an average rate of just over 35% for Barrick’s other operating mines.

ii)              Barrick expects to incur $400—$500 million in expenses with no offsetting tax deductions primarily attributable to Pascua-Lama, Jabal Sayid and Porgera. Such expenses, and their impact on the effective income tax rate, are expected to be significantly less after 2014. The company may also be able to offset these amounts against future taxable income.

The company’s effective income tax rate is highly sensitive to changes in the gold price. While the expenses for which no deferred tax assets are recognized described in (ii) do not result in additional tax expense, they do substantially reduce pre-tax income at lower gold prices and, in turn, increase the company’s expected effective income tax rate. Assuming a $1,250 per ounce gold price in 2014, the effective income tax rate is anticipated to increase to about 55%.

Outlook Assumptions and Economic Sensitivity Analysis

	2014 Guidance		Hypothetical	Impact on	EBITDA[1]
	assumption		change	AISC	(millions)
Gold revenue	$1,300/oz2		+/- $100/oz	n/a	$610 – $630
Copper revenue[3]	$3.25/lb2		+ $0.50/lb	n/a	$240 – $250
	$3.25/lb	[2]	- $0.50/lb	n/a	$120 – $130
Gold all-in sustaining costs
Gold royalties & production taxes	$1,300/oz		$100/oz	$3/oz	$19
WTI crude oil price[4]	$100/bbl		$10/bbl	$5/oz	$33
Australian dollar exchange rate[4]	0.91:1		10%	$15/oz	$73
Argentina peso exchange rate	8.5:1		10%	$3/oz	$19
Copper C1 cash costs
WTI crude oil price[4]	$100/bbl		$10/bbl	$0.02/lb	$10
Chilean peso exchange rate[4]	515:1		10%	$0.01/lb	$5

(1)         EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 67 of this MD&A.

(2)         We have assumed a gold price of $1,300 per ounce and copper price of $3.25 per pound, which are in line with current market prices.

(3)         Utilizing option collar strategies, the company has protected the downside on approximately half of its expected 2014 copper production at an average floor price of $3.00 per pound and can participate on the same amount up to an average price of $3.75 per pound. The realized price on all 2014 copper production is expected to be reduced by approximately $0.02 per pound as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

(4)         Due to hedging activities we are partially protected against changes in these factors.

Operating Unit Guidance

Our 2013 gold production, adjusted operating costs, all-in sustaining costs and forecast gold production, adjusted operating costs and all-in sustaining costs ranges by operating unit for 2014 are as follows:

						2014
		2013	2013	2014		forecast	2014
	2013	adjusted	all-in	forecast		adjusted	forecast
	production	operating	sustaining	production		operating	all-in sustaining
Operating unit	(000s ozs)	costs ($/oz)	costs ($/oz)	(000s ozs)		costs ($/oz)	costs ($/oz)
Gold
Cortez	1,337	222	433	925 – 975		350 – 380	750 – 780
Goldstrike	892	606	901	865 – 915		600 – 640	920 – 950
Pueblo Viejo[1]	488	561	735	600 – 700		385 – 445	510 – 610
Lagunas Norte	606	361	627	570 – 610		390 – 430	640 – 680
Veladero	641	501	833	650 – 700		620 – 670	940 – 990
Core Sites	3,964	414	668	3,800 – 4,000		450 – 500	750 – 800
North America	858	792	1,235	795 – 845		780 – 805	1,075 – 1,100
Australia Pacific	1,773	725	994	1,000 – 1,080		825 – 875	1,050 – 1,100
ABG[1]	474	846	1,362	480 – 510		740 – 790	1,100 – 1,175
Other (Pierina)	97	1,085	1,349	—		—	—
Total Gold	7,166	566	915	6,000 – 6,500	[2]	590 – 640	920 – 980

			2013	2014	2014	2014
	2013	2013	C3 fully	forecast	forecast	forecast C3
	production	C1 cash	allocated	production	C1 cash	fully allocated
	(millions lbs)	costs ($/lb)	costs ($/lb)	(millions lbs)	costs ($/lb)	costs ($/lb)
Copper	539	1.92	2.42	470 – 500	1.90 – 2.10	2.50 – 2.75

(1)         Represents our equity share of production.

(2)         Operating unit guidance ranges reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.

Cortez

At Cortez we expect 2014 gold production to be in the range of 925 to 975 thousand ounces. Cortez production is expected to be lower than 2013 mainly due to a decrease in open pit and underground ore grades as expected in the life of mine plan. The decrease in open pit grade is primarily due to the transition from the higher grade phase 3 Cortez Hills ore in 2013 to lower grade phase 4 ore in 2014. Mining in 2014 is also planned in the Pipeline and South Gap pits, which are primarily comprised of lower grade heap leach ore. The decrease in underground grade is due to a transition to a lower grade underground ore zone in 2014 and a change in the mix of ore to a higher percentage of heap leach material, which have lower recovery rates.

In 2014, we expect adjusted operating costs to be in the range of $350 to $380 per ounce, which are expected to be higher than 2013 levels primarily due to an increase in total open pit costs as a result of higher diesel consumption following the addition of 20 365-ton class haul trucks in 2013, and higher total processing costs due to a larger proportion of refractory material that is processed at Goldstrike as compared to the prior year, combined with the impact of lower production levels on unit production costs. All-in sustaining costs are expected to be in the range of $750 to $780 per ounce, which is higher than 2013 primarily due to an increase in ore tons mined and processed, and an increase in sustaining capital as a result of an increase in production phase stripping activity for Phase 4 of the Cortez Hills open pit following the completion of mining in Phase 3 in 2013.

Goldstrike

At Goldstrike we expect 2014 production to be in the range of 865 to 915 thousand ounces, which is consistent with 2013 production levels. In 2014 Goldstrike is expected to have a decrease in ore tons mined and processed as compared to the prior year, primarily due to the impact of the autoclave shutdown during the first part of the year to facilitate construction and start up of the thiosulphate technology project, and the processing of more ore tons from Cortez.

In 2014, we expect adjusted operating costs to be in the range of $600 to $640 per ounce, in line with 2013 levels. Goldstrike’s 2014 all-in sustaining costs are expected to be in the range of $920 to $950 per ounce, slightly higher than 2013 levels, mainly due to a slight increase in minesite sustaining capital as compared to the prior year. Production is anticipated to increase to above 1.0 million ounces in 2015 with a full year of operations from the modified autoclaves.3

Pueblo Viejo

At Pueblo Viejo, we expect our equity share of 2014 gold production to be in the range of 600 to 700 thousand ounces. Pueblo Viejo production is expected to be higher than 2013 levels, mainly as a result of greater plant availability and the completion of the plant de-bottlenecking modifications and therefore more tons processed as the site achieves full ramp-up in 2014.

We expect adjusted operating costs to be in the range of $385 to $445 per ounce and all-in sustaining costs to be in the range of $510 to $610 per ounce, which are lower than 2013 levels primarily due to the ramp-up to full production capacity in the first half of 2014, combined with higher silver and copper by-product credits and lower power costs as a result of cost savings following commissioning of the 215 megawatt power plant in third quarter 2013.

The production, adjusted operating cost and all-in sustaining cost guidance ranges at Pueblo Viejo are dependent on the ramp-up as well as expected grade and recovery rates. Consequently, our guidance ranges for these metrics reflect this potential variability.

Lagunas Norte

At Lagunas Norte we expect 2014 production to be in the range of 570 to 610 thousand ounces, consistent with 2013 levels, which reflects an increase in ore tons processed offset by lower processed ore grades as compared to the prior year. The increase in ore tons mined in 2014 is mainly due to an increase in feet availability and utilization following the transfer of four trucks and one loader from our Pierina mine.

In 2014, we expect adjusted operating costs to be in the range of $390 to $430 per ounce and all-in sustaining costs to be in the range of $640 to $680 per ounce, which are expected to be higher than 2013 levels primarily due to an increase in fuel and personnel costs related to the increase in ore tons processed, higher expensed waste stripping as a result of mining more waste tons in the Alexa zone of the pit, and additional processing costs due to an increase in run of mine tons placed on the leach pad combined with a full year of operation from the CIC plant in 2014. Higher tons processed require increased amounts of power and reagents as compared to the prior year.

(3)         Actual results will vary depending on how the ramp-up progresses.

Veladero

At Veladero, we expect 2014 production to be in the range of 650 to 700 thousand ounces. Veladero production is expected to be higher than 2013 levels as a result of an increase in expected recovery of ounces placed on the leach pad, combined with higher expected ore grades from the Argenta and Filo Federico pits in 2014.

In 2014, we expect adjusted operating costs to be in the range of $620 to $670 per ounce and all-in sustaining costs to be in the range of $940 to $990 per ounce, which are expected to be higher than 2013 levels mainly due to a decrease in silver by-product credits following completion of mining in the Amable pit in 2013, which has significantly higher silver grades than the Federico pit that will be the primary source of ore in 2014. Operating costs at Veladero are also highly sensitive to local inflation and the foreign exchange rate of the Argentine peso. In early 2014, the peso has depreciated by about 20% compared to the US dollar. We have assumed an average ARS:USD exchange rate of 8.5:1 for the purposes of preparing our adjusted operating cost and all-in sustaining cost guidance for 2014.

The mine continues to be subject to restrictions that affect the amount of leach solution. We are in discussions with regulatory authorities with respect to permit amendments to reflect the current circumstances and to allow operation of the leach pad in alignment with permit requirements. Failure to obtain permit amendments in a timely manner would have an increasing impact on 2014 production and potentially on the relationship with Instituto Provincial de Exploraciones y Explotaciones Mineras (“IPEEM”) of the Province of San Juan under the exploitation agreement governing the Company’s right to operate the mine. Our 2014 operating guidance assumes that we will receive these permit amendments as expected.

North America — Other

We expect 2014 production to be in the range of 795 to 845 thousand ounces. Production is expected to be lower than 2013 levels, mainly due to the impact of the Ruby Hill high wall failure in 2013 and expected sale of Marigold, which produced about 54 thousand ounces in 2013.

In 2014, we expect adjusted operating costs to be in the range of $780 to $805 per ounce, in line with 2013 levels, and expect all-in sustaining costs to be in the range of $1,075 to $1,100 per ounce, which is lower than 2013 levels, mainly due to lower minesite sustaining capital as compared to the prior year, as a result of the expected sale of Marigold in April 2014. Lower minesite sustaining capital is partly offset by an advance in production phase stripping activity at Bald Mountain in 2014 following the transfer of Ruby Hill equipment to Bald Mountain in fourth quarter 2013.

Australia Pacific

In Australia Pacific, we expect 2014 production to be in the range of 1,000 to 1,080 thousand ounces, which is lower than 2013 levels, mainly as a result of the sale of our Yilgarn South sites at the end of third quarter 2013, the sale of Plutonic in first quarter 2014 and the expected sale of Kanowna also in first quarter 2014, which combined produced about 680 thousand ounces in 2013 at adjusted operating costs of $756 per ounce and all-in sustaining costs of $938 per ounce.

In 2014, we expect adjusted operating costs to be in the range of $825 to $875 per ounce and all-in sustaining costs to be in the range of $1,050 to $1,100 per ounce, which are expected to be higher than 2013 levels primarily due to an increase in mining costs at Porgera due to the expensing of waste removal costs above stage 5 of the open pit, as a result of the change in mine plan to focus on the higher grade underground portion of the mine, combined with higher open pit mining costs at Cowal and KCGM as compared to the prior year.

ABG

At ABG, we expect our equity share of 2014 production to be in the range of 480 to 510 thousand ounces, which is higher than 2013 levels. We expect higher production at Bulyanhulu and Buzwagi mainly due to higher head grades as a result of mine planning changes, and commissioning of the new CIL plant at Bulyanhulu, which commences production in May, partly offset by a decrease in production at North Mara due to a reduction in planned head grade.

In 2014, we expect adjusted operating costs to be in the range of $740 to $790 per ounce, which is lower than 2013 levels, mainly due to ongoing improvements and efficiencies realized as a result of the operational review in 2013. We expect all-in sustaining costs to be in the range of $1,100 to $1,175 per ounce, which is lower than 2013 levels mainly due to a decrease in minesite sustaining capital and corporate overhead as compared to the prior year.

Copper

Copper production is expected to decrease from 539 million pounds in 2013 to be in the range of 470 to 500 million pounds in 2014, mainly due to lower production from Zaldívar. Lower production at Zaldívar is expected as a result of lower ore tons being placed on the leach pads due to lower availability of ore from the pit in 2014, in line with the mine plan, combined with lower recoveries as a result of the processing of a higher percentage of secondary sulfide material in 2014. Production at Lumwana is expected to be similar to 2013 levels.

Cost of sales applicable to copper is expected to be in the range of $1,000 to $1,200 million, which is consistent with $1,091 million in 2013. C1 cash costs are expected to be in the range of $1.90 to $2.10 per pound for copper, as compared to C1 cash costs of $1.92 per pound in 2013. C1 cash costs are expected to increase primarily due to Zaldívar as a result of the impact of lower production on unit costs. C3 fully allocated costs are expected to be in the range of $2.50 to $2.75 as compared to C3 fully allocated costs of $2.42 per pound in 2013. C3 fully allocated costs are expected to be higher than 2013 levels primarily due to the impact of higher depreciation on lower production at Zaldívar and higher depreciation at Lumwana.

Market Overview

Gold and Copper

The market prices of gold and copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. The prices of gold and copper are subject to volatile price movements over short periods of time and are affected by numerous industry and macroeconomic factors. Gold price volatility remained high in 2013, with the price ranging from $1,181 per ounce to $1,696 per ounce. The average market price for the year of $1,411 per ounce represented a decrease of 15% versus 2012.

AVERAGE MONTHLY SPOT GOLD PRICES

(dollars per ounce)

The decline in the price of gold in 2013 was due in part to incremental improvements in the prospects for the U.S. economy that led to concerns about reductions in the unprecedented monetary stimulus that has been provided by the US Federal Reserve and other global central banks. These concerns led to a weakening in investor sentiment regarding gold, particularly in the Western world, that was evidenced by decreased holdings in Exchange Traded Funds (“ETFs”) of 29 million ounces. However, physical demand for jewelry and other uses, particularly in China and India, was strong and continues to be a significant driver of the overall gold market.

GOLD ETF HOLDINGS as at December 31

(millions of ounces)

Source: UBS

Going forward, we believe that gold will attract investment interest through its role as a safe haven investment, store of value and alternative to fiat currency due to concerns over geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and continuing accommodative monetary policies put in place by many of the world’s central banks. While there are risks that investor interest in gold could decrease further, we believe that the continuing uncertain macroeconomic environment, together with the limited choice of alternative safe haven investments, is supportive of continued strong demand for gold.

Gold prices also continue to be influenced by long-term trends in global gold mine production and the impact of central bank gold activities. Gold production has increased in recent years with the extension of the lives of older mines due to the rising gold price. The time requirement to bring projects to the production stage and the increasing costs and risks of building a mine, including concerns of resource nationalism and lengthened permitting processes, are expected to slow the pace of new production in future years.

In the fourth year of the Central Bank Gold Agreement (“CBGA”), which ended in September 2013, the signatory members sold 5 tonnes of gold, or less than 2% of the maximum agreed amount. In addition, for the fourth consecutive year, global central banks were net buyers of gold in 2013, with the central banks of Turkey, Russia, Kazakhstan, and South Korea, among others, adding to their gold reserves.

OFFICIAL SECTOR GOLD PURCHASES

(tonnes)

Source: World Gold Council and Thomson Reuters GFMS

The reserve gold holdings as a percentage of total reserves of emerging market countries, such as the BRIC countries (Brazil, Russia, India, and China), are significantly lower than other developed countries. The central banks of these developing economies hold a significant portion of their reserves in US dollar denominated government assets and, as they identify a need to diversify their portfolio and reduce their exposure to the US dollar, we believe that gold will be one of the main beneficiaries. In conjunction with the very low amount of gold sold under the CBGA quota, which is expected to continue in the current year of the agreement, the net purchases of gold by global central banks provide a strong indication that gold is viewed as a reserve asset and a de facto currency.

OFFICIAL GOLD HOLDINGS as at December 31, 2013

(% of reserves)

Source: World Gold Council

During 2013, London Metals Exchange (“LME”) copper prices traded in a range of $2.99 to $3.79 per pound, averaged $3.32 per pound, and closed the year at $3.35 per pound. Copper’s strength lies mainly in strong physical demand from emerging markets, especially China, which has resulted in a physical defcit in recent years. Copper prices should continue to be influenced by demand from Asia, global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future.

AVERAGE MONTHLY SPOT

COPPER PRICES (dollars per pound)

Utilizing option collar strategies, the Company has protected the downside on approximately half of our expected 2014 copper production at an average floor price of $3.00 per pound and can participate on the same amount up to an average price of $3.75 per pound. Our realized price on all 2014 copper production is expected to be reduced by approximately $0.02 per pound as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2013, we have recorded 63 million pounds of copper sales subject to final settlement at an average provisional price of $3.34 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $21 million, holding all other variables constant.

Silver

Silver traded in a wide range of $18.23 per ounce to $32.48 per ounce in 2013, averaged $23.79 per ounce and closed the year at $19.50 per ounce. The physical silver market is currently in surplus, but investor interest continues to be price supportive and continuing global economic growth is expected to improve industrial demand.

AVERAGE MONTHLY SPOT

SILVER PRICES (dollars per ounce)

Silver prices do not significantly impact our current operating earnings, cash flows or gold adjusted operating costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project.

During 2013, we closed out our silver hedge book, which had consisted of 65 million ounces of option collars from 2013 to 2018, for net proceeds of $190 million. $21 million of the gains related to our silver hedge book remain in other comprehensive income and will be recognized in net income on the original contract maturity dates.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. We have exposure to the Australian and Canadian dollars through a combination of mine operating and corporate administration costs and exposure to the Chilean peso as a result of our Pascua-Lama project and Chilean mine operating costs. We also have exposure to the Argentinean peso through operating costs at our Veladero mine and expected future capital and operating costs at our Pascua-Lama project. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Dominican peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. In 2013, the Australian dollar traded in a range of $0.88 to $1.06 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso yielded ranges of $0.98 to $1.07 and CLP466 to CLP536, respectively.

Our currency hedge position has provided benefits to us in the form of hedge gains recorded within our operating costs when contract exchange rates are compared to prevailing market exchange rates as follows: 2013 — $268 million; 2012 — $336 million; and 2011 — $344 million. As a result of the gains from our currency hedging program, adjusted operating costs were reduced by $37 per ounce in 2013. Also for 2013, we recorded currency hedge gains in our corporate administration costs of $11 million (2012 — $20 million and 2011 — $24 million) and capitalized additional currency hedge gains of $14 million (2012 — $13 million and 2011 — $64 million).

AUD Currency Contracts

				% of
			% of total	expected
		Effective	expected	operating	Crystallized
	Contracts	average	AUD	cost	gain/(loss) in
	(AUD	hedge rate	exposure[1]	exposure	OCI[2] (USD
	millions)	(AUDUSD)	hedged	hedged	millions)
2014	183	0.94	21%	27%	112
2015	370	0.95	45%	54%	(6)
2016	85	0.91	11%	13%	(19)

CAD Currency Contracts

% of
			% of total	expected
		Effective	expected	operating
		average	CAD	cost
	Contracts	hedge rate	exposure[1]	exposure
	(CAD millions)[3]	(USDCAD)	hedged	hedged
2014	295	1.00	68%	75%
2015	120	1.02	29%	31%

CLP Currency Contracts

% of
			% of total	expected
		Effective	expected	operating	Crystallized
	Contracts	average	CLP	cost	gain/(loss) in
	CLP	hedge rate	exposure[1]	exposure	OCI[2] (USD
	millions)[4]	(USDCLP)	hedged	hedged	millions)
2014	81,750	500	37%	92%	9
2015	78,000	513	41%	100%	—

(1)         Includes all forecasted operating, administrative, sustainable and eligible project capital expenditures.

(2)         To be reclassified from OCI to earnings when indicated.

(3)         Includes C$415 million CAD collar contracts with an average rate of $1.00 — $1.12.

(4)         Includes CLP 159,750 million collar contracts with an average rate of 506 — 586.

AVERAGE MONTHLY AUD SPOT AND HEDGE RATES

AVERAGE MONTHLY CAD SPOT AND HEDGE RATES

AVERAGE MONTHLY CLP SPOT AND HEDGE RATES

Fuel

For 2013, the price of West Texas Intermediate (“WTI”) crude oil traded between $86 and $112 per barrel, averaged $98 per barrel and closed the year at $98 per barrel. Concerns over global economic growth, supply and transportation issues and geopolitical tensions in certain oil producing regions combined to create volatility in the price of oil during the year.

In 2013, we recorded hedge gains in earnings of $9 million on our fuel hedge positions (2012 — $24 million gain and 2011 — $48 million gain).

Financial Fuel Hedge Summary

	Barrels[1]	Average	% of expected
	(thousands)	price	exposure
2014	1,284	$91	25%
2015	1,920	89	48%
2016	2,400	84	56%
2017	1,440	82	33%
2018	600	81	17%

(1)         Refers to contracts for a combination of WTI and BRENT swaps/options. As a result, our average price on hedged barrels for 2014 — 2018 is $85 per barrel on a WTI-equivalent basis.

CRUDE OIL MARKET PRICE (WTI) (dollars per barrel)

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level through 2013. Throughout the year, the Federal Open Market Committee of the US Federal Reserve reiterated that the current 0% to 0.25% range for the benchmark rate would remain appropriate at least as long as the US unemployment rate remains above 6.5%, projected inflation remains below 2.5% and longer-term inflation expectations continue to be well anchored. In addition, we expect the US Federal Reserve to continue to use monetary policy initiatives, such as purchases of agency-backed mortgage securities and longer-term Treasury securities, in an effort to keep long-term interest rates low and increase employment. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.4 billion at December 31, 2013); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($1.2 billion at December 31, 2013). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

US DOLLAR INTEREST RATES (%)

Review of Annual Financial Results

Revenue

($ millions, except per ounce/pound data in dollars) For the years ended December 31	2013	2012	2011
Gold
000s oz sold[1]	7,174	7,292	7,550
Revenue	$10,670	$12,564	$12,255
Market price[2]	1,411	1,669	1,572
Realized price[2,3]	$1,407	$1,669	$1,578
Copper
millions lbs sold	519	472	444
Revenue[1]	$1,651	$1,689	$1,646
Market price[2]	3.32	3.61	4.00
Realized price[2,3]	3.39	3.57	3.82
Oil & gas sales	93	153	177
Other metal sales	$190	$141	$158

(1)         Includes our equity share of gold ounces from ABG and Pueblo Viejo.

(2)         Per ounce/pound weighted average.

(3)         Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 68 of this MD&A.

In 2013, gold revenues were $10,670 million, down $1,894 million, or 15%, compared to the prior year. The decrease was due to lower realized gold prices and sales volumes. Copper revenues for 2013 were $1,651 million, down $38 million, or 2%, compared to the prior year. The decrease was primarily due to lower copper realized prices, partially offset by higher sales volumes.

Realized gold prices of $1,407 per ounce were down $262 per ounce, or 16%, compared to the prior year. The decrease in realized prices reflects the 15% decline in market gold prices in 2013. Realized copper prices for 2013 were $3.39 per pound, down $0.18 per pound, or 5%, compared to the prior year due to a decline in market copper prices in 2013.

In 2013, gold production of 7.2 million ounces decreased by 3% over the prior year due to lower production across all operating sites, with the exception of Pueblo Viejo and ABG. Production of 7.2 million ounces was in line with our original guidance range of 7.0 to 7.4 million ounces.

Copper production in 2013 of 539 million pounds increased by 15% over the prior year, primarily due to higher production at Lumwana, partially offset by slightly lower production at Zaldívar. Copper production was in line with our most recent guidance range of 520 to 550 million pounds.

Production Costs

($ millions, except per ounce/pound data in dollars) For the years ended December 31	2013	2012[1]	2011
Cost of sales
Direct mining cost	$5,190	$5,232	$4,486
Depreciation	1,732	1,651	1,419
Royalty expense	321	374	335
Cost of sales — gold	5,991	5,817	5,169
Adjusted operating costs[2,3]	566	563	463
All-in sustaining costs[2,3]	915	1,014	821
Cost of sales — copper	1,091	1,227	915
C1 cash costs[2,3]	1.92	2.05	1.71
C3 fully allocated costs[2,3]	$2.42	$2.85	$2.30

(1)         Figures are restated for new accounting standards adopted in 2013.

(2)         Per ounce/pound weighted average.

(3)         Adjusted operating costs, all-in sustaining costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 63 of this MD&A.

In 2013, cost of sales applicable to gold was $5,991 million compared to cost of sales of $5,817 million for the prior year. The increase over the prior year reflects higher depreciation, partially offset by lower direct mining costs, due to lower labor, consumables and maintenance costs, and a decrease in royalties as a result of the lower gold price.

Gold adjusted operating costs for 2013 were $566 per ounce, up $3 per ounce compared to the prior year, primarily due to the impact of lower production levels on unit production costs in 2013. Gold adjusted operating costs of $566 per ounce were below our most recent guidance range of $575 to $600 per ounce, reflecting our efforts to reduce costs in light of the current lower gold price environment. All-in sustaining costs for 2013 were $915 per ounce, down $99 per ounce, or 10%, compared to the prior year, primarily due to a decrease in general & administrative costs as well as mine development and minesite sustaining capital expenditures. All-in sustaining costs of $915 per ounce were at the lower end of our most recent guidance range of $900 to $975 per ounce.

In 2013, cost of sales applicable to copper was $1,091, a decrease of $136 million, or 11%, compared to the prior year. The decrease was primarily due to lower direct mining costs at Lumwana due to the termination of one of the mining contractors and lower depreciation as a result of the impairment charges recorded in fourth quarter 2012, partially offset by higher sales volumes and higher royalty expense.

C1 cash costs for 2013 were $1.92, down $0.13 per pound, or 6%, from the prior year. The decrease is primarily due to the reduction in direct mining costs at Lumwana combined with the impact of higher production levels. C1 cash costs of $1.92 per pound were at the lower end of our most recent guidance range of $1.90 to $2.00 per pound. C3 fully allocated costs per pound for 2013 were $2.42 per pound, down $0.43 per pound, or 15%, from the prior year, primarily reflecting the effect of the above factors on C1 cash costs, together with lower depreciation expense as a result of the impairment charges recorded at Lumwana in the fourth quarter of 2012. C3 fully allocated costs of $2.42 per pound were at the lower end of our most recent guidance range of $2.40 to $2.60 per pound.

General & Administrative Expenses

($ millions) For the years ended December 31	2013	2012[1]	2011[1]
Corporate administration	$192	$274	$166
Operating segment administration	198	229	266
Total general & administrative expenses	$390	$503	$432

(1)         Presentation amended to include certain general & administrative expenditures related to management of our operating unit offices, which were previously classified within other expense.

General & administrative expenses were $390 million in 2013, down $113 million, or 22%, compared to the prior year, reflecting our efforts in 2013 to reduce overhead expenditures and due to a $20 million decrease in deferred share compensation costs.

Other Expense (Income)

($ millions) For the years ended December 31	2013	2012[1]	2011[1]
Corporate social responsibility	$89	$83	$55
Currency translation losses	180	73	22
Severance and demobilization costs — Pascua-Lama	235	—	6
Severance costs	26	2	—
Project care and maintenance costs — Pascua-Lama	65	—	—
Project care and maintenance costs — Jabal Sayid	52	—	—
Changes in estimate of rehabilitation costs for sites in closure	100	39	79
Other items	131	106	148
Total other expense	$878	$303	$310

(1)         Presentation amended to exclude certain general & administrative expenditures related to management of our operating unit offices, which are now classified within general & administrative expenses.

Other expense for 2013 was $878 million compared to $303 million for the prior year. The increase is primarily due to project care and maintenance costs at Jabal Sayid, demobilization and project care and maintenance costs at Pascua-Lama, an increase in currency translation losses, a loss on the extinguishment of debt and changes in the estimate of rehabilitation costs at our sites in closure.

Project care and maintenance costs were $52 million at Jabal Sayid and $65 million at Pascua-Lama due to the ramp down of construction activity at those sites in 2013. Severance and demobilization costs at Pascua-Lama were $235 million, and are primarily attributable to our decision to temporarily suspend the project in fourth quarter 2013. As a result of this decision, we accrued an estimate for contractor costs related to the ramp down of construction and severance and demobilization costs in other expense in 2013.

Currency translation losses increased by $107 million compared to the prior year primarily due to the rapid devaluation of the Argentine peso, partially offset by currency translation gains arising from fluctuations in the Australian dollar and Papua New Guinea kina.

Changes in the estimates of rehabilitation costs at sites that are in closure increased by $61 million in 2013, particularly at Pierina, which recorded an increase in its reclamation liability of $134 million in 2013. This was partially offset by the effect of the increase in the rate applied to discount the reclamation liability. The increase in Pierina’s reclamation liability is primarily due to the accelerated closure of the mine, which resulted in anticipated future mining costs, that are only recognized as incurred, being reclassified as rehabilitation costs, which are required to be accrued for when a liability exists. These costs are associated with mining activity that is necessary to stabilize the open pit. It was previously anticipated that this activity would be undertaken while the mine was still in operation.

Exploration and Evaluation

($ millions) For the years ended December 31	2013	2012	2011
Exploration:
Minesite programs	$51	$82	$72
Global programs	128	211	145
Evaluation costs	29	66	129
Exploration and evaluation expense	$208	$359	$346

Exploration and evaluation expense were $208 million in 2013 compared to $359 million in 2012. The decrease is primarily due to decreased global exploration expenditures, as part of our cost reduction program and the completion of several large resource definition programs.

Capital Expenditures1

($ millions) For the years ended December 31	2013	2012[2]	2011
Project capital expenditures[3]	$2,137	$2,951	$2,572
Minesite sustaining[4]	1,150	1,733	1,437
Mine development	1,316	1,537	985
Minesite expansion[3]	468	208	106
Capitalized interest	303	566	409
Total consolidated capital expenditures[5]	$5,374	$6,995	$5,509

(1)         These amounts are presented on a 100% accrued basis.

(2)         Figures are restated for new accounting standards adopted in 2013.

(3)         Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

(4)         Minesite sustaining includes capital expenditures from discontinued operations of $64 million for the year ended December 31, 2013 (2012: $128 million).

(5)         For the purposes of our capital expenditures guidance, we exclude capitalized interest and non-controlling interest and it totaled $5,000 million in 2013.

Capital expenditures were $5,374 million in 2013, a decrease of $1,621 million compared to the prior year. The decrease is primarily due to a decrease in sustaining capital, particularly at Cortez and Lumwana, and in project capital expenditures due to Pueblo Viejo achieving commercial production in January 2013; partially offset by an increase in minesite expansion expenditures at Goldstrike, Cortez and Bulyanhulu. Project capital expenditures at Pascua-Lama increased by $129 million, or 7%, compared to the prior year, as the decision to temporarily suspend the project was not made until fourth quarter 2013. Capitalized interest decreased compared to the prior year, primarily due to the impact of Pueblo Viejo entering commercial production in January 2013 and due to the cessation of interest capitalization at Pascua-Lama in fourth quarter 2013.

Finance Cost/Finance Income

($ millions) For the years ended December 31	2013	2012	2011
Interest incurred	$796	$688	$555
Interest capitalized	(297)	(567)	(408)
Accretion	68	53	52
Debt extinguishment fee	90	—	—
Finance costs	$657	$174	$199
Finance income	$9	$11	$13

Finance costs were $657 million in 2013 compared to $174 million in the prior year. Interest costs incurred were $796 million, up $108 million, or 16%, over the prior year. The increase in interest costs incurred reflects higher total debt levels compared to 2012. Interest capitalized decreased in 2013 by $270 million compared to 2012, primarily due to the impact of Pueblo Viejo entering commercial production in January 2013 and due to the cessation of interest capitalization at our Pascua-Lama project in fourth quarter 2013.

We also incurred a $90 million loss on debt extinguishment arising from the debt repurchase that occurred in fourth quarter 2013.

Impairment Losses

($ millions) For the years ended December 31	2013	2012	2011
Australia Pacific goodwill	$1,200	—	—
Copper goodwill	1,033	$798	—
Capital projects goodwill	397	—	—
ABG goodwill	185	—	—
Total goodwill impairment charges	$2,815	$798	—
Pascua-Lama	$6,061	—	—
Lumwana	—	$4,982	—
Jabal Sayid	860	—	—
Porgera	746	—	—
Buzwagi	721	—	—
Veladero	464	—	—
North Mara	286	—	—
Reko Diq	—	120	—
Pierina	140	—	—
Exploration sites	112	169	—
Highland	—	86	—
Round Mountain	78	—	—
Granny Smith	73	—	—
Ruby Hill	66	—	—
Marigold	60	—	—
Kanowna	41	—	—
Plutonic	37	—	—
Darlot	36	—	—
Bald Mountain	16	—	—
Available for sale investments	26	46	$97
Other	49	93	89
Total asset impairment charges	$9,872	$5,496	$186
Total impairment charges	$12,687	$6,294	$186

Refer to pages 55–59 for a full description of impairment losses.

Income Tax

Reconciliation to Canadian Statutory Rate

($ millions) For the years ended December 31	2013	2012
At 26.5% statutory rate	$(2,509)	$(123)
Increase (decrease) due to:
Allowances and special tax deductions[1]	(181)	(272)
Impact of foreign tax rates[2]	(169)	(475)
Expenses not tax deductible	111	47
Goodwill impairment charges not tax deductible	837	322
Impairment charges not recognized in deferred tax assets	1,699	119
Net currency translation losses on deferred tax balances	49	46
Current year tax losses not recognized in deferred tax assets	183	72
Pueblo Viejo SLA amendment	384	—
Non-recognition of US AMT credits	48	—
Adjustments in respect of prior years	5	21
Impact of tax rate changes	—	(22)
Amendment in Australia	—	(58)
Foreign tax assessment	—	(19)
Impact of functional currency changes	—	16
Other withholding taxes	64	43
Mining taxes	134	175
Other items	(25)	6
Income tax expense (recovery)	$630	$(102)

(1)     We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.

(2)     We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Amounts in 2012 included the impact of impairments in a high tax jurisdiction.

The more significant items impacting income tax expense in 2013 and 2012 include the following:

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2013 and 2012, tax expense of $49 and $46 million respectively primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. These losses and gains are included within deferred tax expense/recovery.

Pueblo Viejo Special Lease Agreement

(SLA) Amendment In third quarter 2013, the Pueblo Viejo Special Lease Agreement (SLA) Amendment was substantively enacted. The amendment included the following items: Elimination of a 10 percent return embedded in the initial capital investment for purposes of the net profits tax (NPI); An extension of the period over which Pueblo Viejo will recover its capital investment; A delay of application of NPI deductions; A reduction of the depreciation rates; and the establishment of a graduated minimum tax.

The tax impact of the amendment is a charge of $384 million, comprised of current tax and deferred tax expense, including $36 million of graduated minimum tax related to 2012 sales proceeds.

Non-Recognition of US Alternative Minimum Tax (AMT) Credits

In fourth quarter 2013, we recorded a deferred tax expense of $48 million related to US AMT credits which are not probable to be realized based on our current life of mine plans.

Tax Rate Changes

In second quarter 2012, a tax rate change was enacted in the province of Ontario, Canada, resulting in a deferred tax recovery of $11 million.

In third quarter 2012, a tax rate change was enacted in Chile, resulting in a current tax expense of $4 million and deferred tax recovery of $15 million.

Amendment in Australia

In fourth quarter 2012, amendments were made to prior year tax returns for one of our Australian consolidated tax groups, based on updated tax pool amounts from the time of the consolidation election. These amendments resulted in a current tax recovery of $44 million and a deferred tax recovery of $14 million.

Foreign Income Tax Assessment

In second quarter 2012, a foreign income tax assessment was received which resulted in a current tax recovery of $19 million.

Functional Currency Changes

In fourth quarter 2012, we received approval to prepare certain of our Papua New Guinea tax returns using a US dollar functional currency effective January 1, 2012. This approval resulted in a one-time deferred tax expense of $16 million. Going forward, the material Papua New Guinea tax return will now be fled using a US dollar functional currency.

Review of Operating Segments Performance

As at the end of 2013, we reorganized our operating structure as described on page 16. Barrick’s business is now organized into ten Operating Units: five individual gold mines, two gold mine portfolios, one publicly traded gold company, a global copper business, and one project. Barrick’s Chief Operating Decision Maker, the Chief Executive Officer, reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at an Operating Unit level. Therefore, these Operating Units are operating segments for financial reporting purposes. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

As a transitional measure, the following table provides a summary of 2013 results and most recent guidance ranges of certain key metrics under the previous operating segment structure.

	Production (millions of oz)		Adjusted operating costs($ per oz)		All-in sustaining costs ($ per oz)
Regions	Guidance	Actual	Guidance	Actual	Guidance	Actual
North America	3.55–3.70	3.58	475–525	497	750–800	798
South America	1.25–1.35	1.34	475–525	481	875–925	792
Australia Pacific	1.70–1.85	1.77	800–900	725	1,100–1,200	1,015
ABG (73.9%)	0.40–0.45	0.47	925–975	846	1,550–1,600	1,362

					C3 fully allocated
	Production (millions of lbs)		C1 cash costs ($ per lb)		cash costs ($ per lb)
	Guidance	Actual	Guidance	Actual	Guidance	Actual
Copper	520–550	539	1.90–2.00	1.92	2.40–2.60	2.42

A discussion of the operating results under the new operating segment structure is provided below.

Cortez

Summary of Operating Data

For the years ended December 31	2013	2012[1]	% Change	2011
Total tons mined (000s)	147,718	120,203	23%	119,021
Ore tons processed (000s)	22,045	9,870	123%	11,502
Average grade (ozs/ton)	0.076	0.150	(49)%	0.136
Gold produced (000s/oz)	1,337	1,370	(2)%	1,421
Gold sold (000s/oz)	1,371	1,346	2%	1,416
Cost of sales ($ millions)	$630	$603	4%	$606
Adjusted operating costs (per oz)[2]	$222	$233	(5)%	$246
All-in sustaining costs (per oz)[2]	$433	$608	(29)%	$437
All-in costs (per oz)[2]	$529	$628	(16)%	$486

Summary of Financial Data

For the years ended December 31	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$1,294	$1,603	(19)%	$1,606
Capital expenditures ($ millions)[4]	$396	$502	(21)%	$325
Minesite sustaining	$264	$475	(44)%	$256
Minesite expansion	$132	$27	389%	$69

(1)         Figures are restated for the impact of new accounting standards adopted in 2013.

(2)         Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 63 of this MD&A.

(3)         Segment income excludes income taxes.

(4)         Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $1,294 million, a decrease of $309 million, or 19%, from the prior year. The decrease was primarily due to a lower realized gold price combined with an increase in cost of sales. In 2013, capital expenditures decreased by $106 million or 21% over the prior year, primarily due to a reduction in minesite sustaining capital expenditures.

Gold production of 1.34 million ounces for 2013 was 2% lower compared to the prior year. The decrease was primarily due to the processing of the lower grade ore at the autoclave and roaster facilities, partially offset by a significant increase in ore tons placed on the leach pads. Tons mined from the open pit increased, as new trucks were commissioned and mining moved back into the GAP pit while we continued to mine at Cortez Hills.

In 2013, cost of sales increased by $27 million, or 4%, over the prior year, primarily due to an increase in depreciation expense, partially offset by an increase in capitalized production phase stripping costs and a decrease in royalty expense due to lower gold prices. Adjusted operating costs were $222 per ounce, down $11 per ounce or 5% over the prior year, primarily due to lower operating costs as a result of increased capitalized production phase stripping costs. All-in sustaining costs for 2013 decreased by $175 per ounce or 29% over the prior year due to a decrease in minesite sustaining capital expenditures, partially offset by an increase in capitalized production phase stripping costs.

Goldrush

The Goldrush project is advancing through prefeasibility, and a number of development options are being considered, including open pit mining, underground mining, or a combination of both. Drilling is currently focused on establishing confidence in the continuity of high grade portions of the deposit in support of the underground development option.

These trade-off studies will provide a better understanding of the potential of this quality asset and the economic drivers for development, which will form the basis of the prefeasibility study, which remains on track for completion in mid-2015. This district is a cornerstone of Barrick’s current and future success and is located in a mining area well provided with significant infrastructure and expertise.

Goldstrike

Summary of Operating Data

For the years ended December 31	2013	2012[1]	% Change	2011
Total tons mined (000s)	96,287	110,361	(13)%	118,523
Ore tons processed (000s)	7,527	8,253	(9)%	7,798
Average grade (ozs/ton)	0.146	0.172	(15)%	0.166
Gold produced (000s/oz)	892	1,174	(24)%	1,088
Gold sold (000s/oz)	887	1,175	(25)%	1,085
Cost of sales ($ millions)	$656	$730	(10)%	$653
Adjusted operating costs (per oz)[2]	$606	$520	17%	$512
All-in sustaining costs (per oz)[2]	$901	$802	12%	$774
All-in costs (per oz)[2]	$1,153	$926	25%	$802

Summary of Financial Data

For the years ended December 31	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$586	$1,233	(52)%	$1,049
Capital expenditures ($ millions)[4]	$474	$453	5%	$305
Minesite sustaining	$251	$308	(19)%	$275
Minesite expansion	$223	$145	54%	$30

(1) Figures are restated for the impact of new accounting standards adopted in 2013.

(2) Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 63 of this MD&A.

(3) Segment income excludes income taxes.

(4) Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $586 million, a decrease of $647 million or 52% from the prior year. The decrease was primarily due to the lower realized gold price and lower sales volumes, partially offset by a decrease in cost of sales. In 2013, capital expenditures increased by $21 million, or 5%, over the prior year primarily due to an increase in minesite expansion capital as a result of the thiosulfate project.

Gold production of 0.89 million ounces for 2013 was 24% lower compared to the prior year. The decrease was primarily due to a reduction in the amount of ore tons processed through the autoclave, due to construction activities related to the thiosulfate project and the processing of fewer ore tons at the roaster facility due to an increase in toll ore tons processed, and lower average head grades.

In 2013, cost of sales decreased by $74 million or 10% over the prior year, primarily due to an increase in capitalized production phase stripping costs and a decrease in royalty expense due to lower gold prices. Adjusted operating costs were $606 per ounce, up $86 per ounce, or 17%, over the prior year, primarily due to the impact of lower sales volume on unit production costs. All-in sustaining costs for 2013 increased $99 per ounce, or 12%, primarily reflecting the higher adjusted operating costs.

Goldstrike thiosulfate technology project

Construction of the thiosulfate technology project, including the retrofitting of the existing plant and the construction of new installations, continued during the year. This project allows for continued production from the autoclaves and brings forward production of about 4.0 million ounces in the mine plan. First gold production is expected in the fourth quarter 2014, with an average annual contribution of about 350 to 450 thousand of annual production in their first full five years of operation. Production is anticipated to increase to above 1.0 million ounces in 2015 with a full year of operations from the modified autoclaves. Total project costs are expected to be about $585 million.

Pueblo Viejo

Summary of Operating Data

For the years ended December 31	2013	2012[1]	% Change	2011
Total tons mined (000s)	10,132	10,638	(5)%	—
Ore tons processed (000s)	2,929	490	498%	—
Average grade (ozs/ton)	0.179	0.147	22%	—
Gold produced (000s/oz)	488	67	628%	—
Gold sold (000s/oz)	444	—	—	—
Cost of sales ($ millions)	$559	—	—	—
Adjusted operating costs (per oz)[2]	$561	—	—	—
All-in sustaining costs (per oz)[2]	$735	—	—	—
All-in costs (per oz)[2]	$800	—	—	—

Summary of Financial Data

For the years ended December 31	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$424	—	—	—
Capital expenditures ($ millions)[4]	$169	$949	(82)%	$941
Minesite sustaining	$121	$95	27%	—
Minesite expansion	—	—	—	—
Project capex	$48	$854	(94)%	$941

(1) Figures are restated for the impact of new accounting standards adopted in 2013.

(2) Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 63 of this MD&A.

(3) Segment income excludes income taxes.

(4) Amounts presented represent our share of expenditures for minesite expansion, minesite sustaining, mine development as well as project development on an accrual basis excluding capitalized interest.

Segment income was $424 million in 2013, the initial year of commercial production for Pueblo Viejo. Capital expenditures were lower by 82% compared to the prior year, as the majority of construction was completed by the end of 2012 and the mine achieved commercial production in January 2013.

Gold production for 2013 was 0.49 million ounces, which was lower than expected as a result of ongoing modifications and repairs to the autoclave facility. These major modifications have been completed and all four autoclaves are online after being individually tested to design capacity. The new 215 megawatt power plant was commissioned on schedule in the third quarter. The mine is now expected to reach full capacity in the first half of 2014 following completion of de-bottlenecking modifications to the lime circuit.

In 2013, cost of sales was $559 million, adjusted operating costs were $561 per ounce, and all-in sustaining costs were $735 per ounce. 2013 was the first year these metrics were reported as a result of Pueblo Viejo achieving commercial production in January 2013.

Lagunas Norte

Summary of Operating Data

For the years ended December 31	2013	2012[1]	% Change	2011
Total tons mined (000s)	40,713	34,421	18%	30,898
Ore tons processed (000s)	23,246	22,634	3%	21,334
Average grade (ozs/ton)	0.031	0.037	(16)%	0.043
Gold produced (000s/oz)	606	754	(20)%	763
Gold sold (000s/oz)	591	734	(19)%	759
Cost of sales ($ millions)	$270	$296	(9)%	$253
Adjusted operating costs (per oz)[2]	$361	$318	14%	$274
All-in sustaining costs (per oz)[2]	$627	$565	11%	$454
All-in costs (per oz)[2]	$627	$565	11%	$454

Summary of Financial Data

For the years ended December 31	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$548	$929	(41)%	$946
Capital expenditures ($ millions)[4]	$139	$162	(14)%	$123
Minesite sustaining	$139	$162	(14)%	$123
Minesite expansion	—	—	—	—

(1) Figures are restated for the impact of new accounting standards adopted in 2013.

(2) Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 63 of this MD&A.

(3) Segment income excludes income taxes.

(4) Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $548 million, a decrease of $381 million or 41% from the prior year. The decrease was primarily due to the lower realized gold price combined with a decrease in sales volumes due to lower average ore grade. In 2013, capital expenditures decreased by $23 million or 14% over the prior year, primarily due the ramp-down of construction on the now commissioned carbon-in-column plant and the Phase 5 leach pad.

Gold production of 0.6 million ounces for 2013 was 20% lower compared to the prior year. The decrease was primarily due to the expected decline in ore grade, partially offset by an increased mining rate, which facilitated access to ore with improved recovery rates and enabled the stockpiling of lower recovery ore.

In 2013, cost of sales decreased by $26 million or 9% over the prior year, primarily due a reduction in royalties and employee profit sharing costs as a result of lower gold revenues. This was partially offset by higher direct mining costs, largely due to increased wages and an increase in cyanide prices. Adjusted operating costs were $361 per ounce, up $43 per ounce or 14% over the prior year, primarily due to the impact of lower production levels on unit production costs. All-in sustaining costs for 2013 increased by $62 per ounce or 11% over the prior year due to the same factors affecting adjusted operating costs, partially offset by a decrease in minesite sustaining expenditures.

Veladero

Summary of Operating Data

For the years ended December 31	2013	2012[1]	% Change	2011
Total tons mined (000s)	86,633	92,475	(6)%	97,138
Ore tons processed (000s)	32,062	30,528	5%	34,937
Average grade (ozs/ton)	0.027	0.032	(16)%	0.037
Gold produced (000s/oz)	641	766	(16)%	957
Gold sold (000s/oz)	659	754	(13)%	914
Cost of sales ($ millions)	$566	$586	(3)%	$494
Adjusted operating costs (per oz)[2]	$501	$486	3%	$355
All-in sustaining costs (per oz)[2]	$833	$760	10%	$516
All-in costs (per oz)[2]	$833	$760	10%	$516

Summary of Financial Data

For the years ended December 31	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$306	$605	(49)%	$887
Capital expenditures ($ millions)[4]	$208	$196	6%	$142
Minesite sustaining	$208	$196	6%	$142
Minesite expansion	—	—	—	—

(1) Figures are restated for the impact of new accounting standards adopted in 2013.

(2) Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 63 of this MD&A.

(3) Segment income excludes income taxes.

(4) Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $306 million, a decrease of $299 million or 49% from the prior year. The decrease was primarily due to the lower realized gold price combined with a decrease in sales volumes, partially offset by increased silver head grades and silver recovery rates from the Amable pit. In 2013, capital expenditures increased by $12 million or 6% over the prior year, primarily due to increased minesite sustaining capital expenditures relating to a leach pad expansion.

Gold production of 0.64 million ounces for 2013 was 16% lower compared to the prior year. The decrease was primarily due to reduced head grades from mining of Phase 3 of the Federico pit and the final phase of the Amable pit. Tons mined decreased by 6% primarily due to lower mobile equipment availability, with tons placed on the leach pad increasing by 5% due to increased primary crusher availability resulting from less maintenance downtime. Despite an increase in tons placed on the leach pad, production decreased due to restrictions associated with permit conditions that are impacting the amount of leach solution.

In 2013, cost of sales decreased by $20 million or 3% over the prior year, primarily due a reduction in royalties due to lower revenues combined with lower depreciation as a result of lower production levels and the build-up of leach pad inventory. Adjusted operating costs were $501 per ounce, up $15 per ounce or 3% over the prior year, primarily due to the impact of lower production levels, partially offset by increased silver by-product credits. All-in sustaining costs for 2013 increased by $73 per ounce or 10% over the prior year reflecting higher adjusted operating costs and an increase in minesite sustaining expenditures relating to the leach pad expansion.

The annual update to the LOM plan, which was completed in fourth quarter 2013, was significantly impacted by the lower gold price assumption as well as the effect of sustained local inflationary pressures on operating and capital costs. The new plan resulted in a reduction of reserves and LOM production as the next open pit cutback is uneconomic at current gold prices. This resulted in a significant decrease in the estimated fair value of the mine, and accordingly, we recorded an impairment loss of $300 million (post-tax) ($464 million pre-tax).

North America — Other

Summary of Operating Data

For the years ended December 31	2013	2012[1]	% Change	2011
Total tons mined (000s)	167,408	166,447	1%	172,038
Ore tons processed (000s)	31,634	41,473	(24)%	42,126
Average grade (ozs/ton)	0.030	0.025	20%	0.025
Gold produced (000s/oz)	858	883	(3)%	873
Gold sold (000s/oz)	849	894	(5)%	838
Cost of sales ($ millions)	$895	$862	4%	$657
Adjusted operating costs (per oz)[2]	$792	$743	7%	$622
All-in sustaining costs (per oz)[2]	$1,235	$1,181	5%	$1,088
All-in costs (per oz)[2]	$1,235	$1,181	5%	$1,088

Summary of Financial Data

For the years ended December 31	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$281	$631	(55)%	$627
Capital expenditures ($ millions)[4]	$341	$355	(4)%	$351
Minesite sustaining	$341	$355	(4)%	$351
Minesite expansion	—	—	—	—

(1) Figures are restated for the impact of new accounting standards adopted in 2013.

(2) Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 63 of this MD&A.

(3) Segment income excludes income taxes.

(4) Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $281 million, a decrease of $350 million or 55% from the prior year. The decrease was primarily due to the lower realized gold price combined with a decrease in sales volumes. In 2013, capital expenditures decreased by $14 million or 4% over the prior year, primarily due to a decrease in underground development expenditures at Turquoise Ridge, partially offset by increased capitalized production phase stripping at Bald Mountain and Round Mountain.

Gold production of 0.86 million ounces for 2013 was 3% lower compared to the prior year. The decrease was primarily due to lower production at Bald Mountain and Round Mountain, partially offset by higher production at Ruby Hill and Turquoise Ridge.

Production at Bald Mountain decreased by 42% over the prior year due to a decline in ore tons placed on the leach pads as the mine went through a significant development phase in 2013.

Production at Turquoise Ridge increased by 16% over the prior year due to an increase in ore tons mined. Production at Ruby Hill increased 122% over the prior year due to increased grade as a result of a change in the mine sequencing plan, partially offset by a decrease in ore tons mined.

In 2013, cost of sales increased by $33 million or 4% over the prior year, primarily due an increase in depreciation expense, partially offset by an increase in capitalized production phase stripping expenditures at Bald Mountain and lower royalty expense at Hemlo and Bald Mountain due to lower gold prices. Adjusted operating costs were $792 per ounce, up $49 per ounce or 7% over the prior year, primarily due to the impact of lower production levels on unit production costs. All-in sustaining costs for 2013 increased by $54 per ounce or 5% over the prior year reflecting higher adjusted operating costs and an increase in capitalized production phase stripping expenditures.

Australia Pacific

Summary of Operating Data

For the years ended December 31	2013	2012[1]	% Change	2011
Total tons mined (000s)	97,211	104,126	(7)%	112,129
Ore tons processed (000s)	25,807	26,879	(4)%	26,461
Average grade (ozs/ton)	0.079	0.078	1%	0.083
Gold produced (000s/oz)	1,773	1,822	(3)%	1,879
Gold sold (000s/oz)	1,798	1,828	(2)%	1,864
Cost of sales ($ millions)	$1,675	$1,946	(14)%	$1,610
Adjusted operating costs (per oz)[2]	$725	$793	(9)%	$623
All-in sustaining costs (per oz)[2]	$994	$1,128	(12)%	$907
All-in costs (per oz)[2]	$994	$1,128	(12)%	$907

Summary of Financial Data

For the years ended December 31	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$904	$1,186	(24)%	$1,414
Capital expenditures ($ millions)[4]	$438	$563	(22)%	$457
Minesite sustaining	$438	$563	(22)%	$457
Minesite expansion	—	—	—	—

(1) Figures are restated for the impact of new accounting standards adopted in 2013.

(2) Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 63 of this MD&A.

(3) Segment income excludes income taxes.

(4) Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $904 million, a decrease of $282 million or 24% from the prior year. The decrease was primarily due to the lower realized gold price combined with a decrease in sales ounces, partially offset by a reduction in cost of sales. In 2013, capital expenditures decreased by $125 million or 22% over the prior year, primarily due to decreased minesite sustaining capital expenditures across all sites, partially offset by an increase in capitalized production phase stripping costs at Porgera, Cowal and KCGM.

Gold production of 1.77 million ounces for 2013 was 3% lower compared to the prior year. The decrease was primarily due to the disposal of the Yilgarn South assets at the end of third quarter 2013, partially offset by higher production at Porgera and Cowal.

Production at Porgera increased by 11% over the prior year due to increased throughput and grade and as a result of fewer operational disruptions at site compared to 2012. Although production increased at Porgera, we revised the mine plan to focus on the higher grade underground ore and, as a result, recorded a non-current asset impairment loss of $595 million (post-tax) ($746 million pre-tax) in fourth quarter 2013. Production at Cowal increased by 11% over the prior year, primarily due to the mining of higher grade ore.

In 2013, cost of sales decreased by $271 million or 14% over the prior year. The decrease was primarily due to the disposal of the Yilgarn South assets combined with lower direct operating costs as a result of cost saving initiatives adopted throughout the segment, particularly with respect to power, consumables, and contract labor as well as the impact of a decrease in our effective Australian dollar exchange rate. Adjusted operating costs were $725 per ounce, down $68 per ounce or 9% over the prior year, primarily due to a reduction in cost of sales and the disposal of the Yilgarn South assets. All-in sustaining costs for 2013 decreased by $134 per ounce or 12% over the prior year, reflecting lower adjusted operating costs and a decrease in minesite sustaining capital expenditures.

African Barrick Gold

100% basis

Summary of Operating Data

For the years ended December 31	2013	2012[1]	% Change	2011
Total tons mined (000s)	59,635	52,951	13%	49,662
Ore tons processed (000s)	8,795	8,484	4%	8,168
Average grade (ozs/ton)	0.084	0.081	4%	0.096
Gold produced (000s/oz)	641	627	2%	689
Gold sold (000s/oz)	650	609	7%	700
Cost of sales ($ millions)	$740	$794	(7)%	$700
Adjusted operating costs (per oz)[2]	$846	$958	(12)%	$699
All-in sustaining costs (per oz)[2]	$1,362	$1,585	(14)%	$1,126
All-in costs (per oz)[2]	$1,535	$1,645	(7)%	$1,143

Summary of Financial Data

For the years ended December 31	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$120	$221	(46)%	$447
Capital expenditures ($ millions)[4]	$385	$323	19%	$304
Minesite sustaining	$272	$287	(5)%	$297
Minesite expansion	$113	$36	214%	$7

(1) Figures are restated for the impact of new accounting standards adopted in 2013.

(2) Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 63 of this MD&A.

(3) Segment income excludes income taxes.

(4) Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $120 million, a decrease of $101 million or 46% from the prior year. The decrease was primarily due to the lower realized gold price, partially offset by a reduction in cost of sales. In 2013, capital expenditures increased by $62 million or 19% over the prior year, primarily due to higher minesite expansion capital expenditures at Bulyanhulu related to the CIL expansion project, partially offset by lower sustaining capital expenditures across all sites.

Gold production of 0.64 million ounces (Barrick’s share 0.47 million ounces) for 2013 was 2% higher compared to the prior year. The increase was primarily due to higher production at North Mara and Buzwagi, partially offset by lower production at Bulyanhulu.

Production at North Mara increased by 33% over the prior year, mainly as a result of mining increased ore tons at higher grades due to the opening of higher grade areas of the pit due to the waste stripping program that was undertaken earlier in 2013. Production at Buzwagi increased by 9% over the prior year. The increase was mainly due to increased throughput due to improved operational efficiencies at the plant, partially offset by slightly lower grades.

Production at Bulyanhulu decreased by 16% over the prior year, primarily due to mining equipment availability issues and reduced access to stopes, which had a negative impact on tons mined. Production at Tulawaka decreased compared to the prior year as mining operations came to an end in first half of 2013.

In 2013, cost of sales decreased by $54 million or 7% over the prior year. The decrease was primarily due to lower direct operating costs as a result of decreased labor and maintenance costs, and increased capitalized production phase stripping costs at Buzwagi and North Mara. Adjusted operating costs were $846 per ounce, down $112 per ounce or 12% over the prior year, reflecting the same factors impacting cost of sales, in addition to the benefit of higher production levels on unit production costs. All-in sustaining costs for 2013 decreased by $223 per ounce or 14% over the prior year, reflecting lower adjusted operating costs and a decrease in minesite sustaining capital expenditures at Bulyanhulu and at Buzwagi.

Global Copper

Summary of Operating Data

For the years ended December 31	2013	2012[1]	% Change	2011
Copper produced (millions of lbs)	539	468	15%	451
Copper sold (millions of lbs)	519	472	10%	444
Cost of sales ($ millions)	$1,091	$1,227	(11)%	$915
C1 cash costs (per lb)[2]	$1.92	$2.05	(6)%	$1.71
C3 fully allocated costs (per lb)[2]	$2.42	$2.85	(15)%	$2.30

Summary of Financial Data

For the years ended December 31	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$485	$392	24%	$690
Capital expenditures ($ millions)[4]	$405	$741	(45)%	$377
Minesite sustaining	$342	$555	(38)%	$259
Minesite expansion	—	—	—	—
Project capex	$63	$186	(66)%	$118

(1)	Figures are restated for the impact of new accounting standards adopted in 2013.
(2)

C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 63 of this MD&A.

(3)	Segment income excludes income taxes.
(4)	Amounts presented represent expenditures for minesite expansion, minesite sustaining, mine development as well as project development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $485 million, an increase of $93 million or 24% over the prior year. The increase was the result of higher copper sales volumes combined with lower production costs at Lumwana, which more than offset the lower copper realized price and higher production costs at Zaldívar, as well as $52 million in project care and maintenance costs incurred at Jabal Sayid. In 2013, capital expenditures were lower by $336 million or 45% compared to the prior year, reflecting lower capital expenditures at Lumwana as development of the Chimiwungo South pit is complete and lower capital expenditures at Jabal Sayid as the process infrastructure construction is now complete.

In 2013, copper production was 539 million pounds, 15% higher than the prior year. Production at Lumwana increased by 45% primarily due to higher mill throughput and the processing of higher grade ore at higher recoveries. Production at Zaldívar decreased by 3% in 2013 mainly due to lower production from the heap leach as a result of lower sulfide recoveries.

In 2013, cost of sales were $136 million, or 11%, lower than the prior year, primarily due to lower production costs at Lumwana resulting from the termination of one of the mining contractors and lower depreciation expense as a result of the impairment charges recorded in the fourth quarter of 2012. C1 cash costs for 2013 were $1.92 per pound, down $0.13 per pound or 6% from the prior year. The decrease is primarily due to the reduction in costs at Lumwana and lower fuel and sulfuric acid prices at Zaldívar. C3 fully allocated costs per pound for 2013 were $2.42 per pound, down $0.43 per pound or 15% from the prior year, primarily reflecting the effect of the above factors on C1 cash costs, together with the impact of lower depreciation expense at Lumwana due to the impairment loss recorded in fourth quarter 2012.

Copper reserves increased slightly to 14.0 billion pounds based on a copper price assumption of $3.00 per pound. Measured and indicated copper resources decreased to 6.9 billion pounds from 10.3 billion pounds at the end of 2012 based on a copper price assumption of $3.50 per pound, primarily as a result of further optimization of the Lumwana mine plan. Inferred copper resources decreased to 0.2 billion pounds from 0.5 billion pounds at the end of 2012.

Jabal Sayid

In 2013, $45 million was invested in the HCIS compliance project which includes the installation of safety and security infrastructure. While this work is progressing, the number of employees at site has been reduced to minimize costs until approval to commence operations is received. Management used the opportunity to study alternate hauling/hoisting options from the underground mine with the goal of improving LOM cash flow when it comes into production.

Once Jabal Sayid comes into production, the average annual copper output in concentrate is expected to be 100 to 130 million pounds at C1 cash costs of $1.50 to $1.70 per pound in its first full five years of operation.

Since the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of DMMR. We are progressing discussions with DMMR to try to resolve this situation. Should this not be successful, alternatives such as further curtailing or suspending activities on site until a resolution is achieved, are being studied and could lead to further impairment losses on the value of the asset.

Other early stage projects
Donlin Gold

Under our disciplined capital allocation framework, we continue to monitor the long-term viability of our 50% investment in Donlin Gold. Although the Donlin Gold project contains large, long life mineral resources, with significant leverage to the price of gold, it is uncertain when or if it will be able to meet our investment criteria given the required large initial capital investment. In 2014, the majority of the expenditures will be focused on advancing the permitting of the project.

Cerro Casale

At the Cerro Casale project in Chile, of which we own 75%, approval of the Environmental Impact Assessment was received in January 2013 from the Servicio de Evaluacion Ambiental, the environmental authority of northern Chile. Cerro Casale, on a 100 percent basis, has total proven and probable gold and copper mineral reserves of 23 million ounces of gold and 5.8 billion pounds of copper. We have minimized our 2014 budget for the project, however we will continue to explore alternative development options for this project, which is located in a high potential district, as well as continuing the process of obtaining necessary rights of way.

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios1

($ millions, except ratios and share amounts)
As at December 31	2013	2012[2]
Total cash and equivalents	$2,424	$2,097
Current assets	3,588	3,660
Non-current assets	31,436	41,721
Total Assets	$37,448	$47,478
Current liabilities excluding short-term debt	$2,626	$2,569
Non-current liabilities excluding long-term debt	5,741	6,330
Debt	13,080	13,943
Total Liabilities	$21,447	$22,842
Total shareholders’ equity	$13,533	$21,972
Non-controlling interests	2,468	2,664
Total Equity	$16,001	$24,636
Dividends	$508	$750
Total common shares outstanding (millions of shares)[3]	1,165	1,001
Key Financial Ratios:
Current ratio[4]	2.14:1	1.30:1
Debt-to-equity[5]	0.82:1	0.57:1
Debt-to-total capitalization[6]	0.39:1	0.46:1
Adjusted return on equity[7]	14%	17%

(1) Figures include assets and liabilities classified as held-for-sale as at December 31, 2013.

(2) Figures are restated for the impact of new accounting standards adopted in 2013.

(3) Total common shares outstanding do not include 6.4 million stock options. The increase from December 31, 2012 is due to the equity offering in November 2013 and the exercise of stock options.

(4) Represents current assets divided by current liabilities (including short-term debt) as at December 31, 2013 and December 31, 2012.

(5) Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2013 and December 31, 2012.

(6) Represents debt divided by capital stock and long-term debt as at December 31, 2013 and December 31, 2012.

(7) Represents adjusted net earnings divided by average shareholders’ equity as at December 31, 2013 and December 31, 2012.

Balance Sheet Review

Total assets were $37 billion at December 31, 2013, a decrease of $10 billion, or 21%, compared to December 31, 2012. The decrease primarily reflects impairments against the carrying value of non-current assets, including $6.0 billion (post-tax) (pre-tax $6.1 billion) against our Pascua-Lama project and $2.8 billion in goodwill impairments in our global copper, Australian Pacific, Capital Projects and African Barrick Gold segments. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities decreased by $1.4 billion or 6% compared to December 31, 2012, largely due to a net decrease in debt of $0.9 billion.

Shareholders’ Equity

As at February 11, 2014	Number of shares
Common shares	1,164,652,426
Stock options	6,430,448

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

For 2013, other comprehensive income was a loss of $508 million on an after-tax basis. The loss reflected losses of $56 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices, reclassification adjustments totaling $398 million for gains on hedge contracts designated for 2013 (or ineffective amounts) that were transferred to earnings or PPE in conjunction with the recognition of the related hedge exposure, $74 million of losses recorded as a result of changes in the fair value of investments held during the year, $6 million of gains realized on sale of investments, and $93 million in losses for currency translation adjustments; partially offset by $26 million of losses transferred to earnings related to impaired investments; $37 million actuarial gains on pension liability and a $56 million gain due to tax recoveries on the overall decrease in OCI.

Included in accumulated other comprehensive income at December 31, 2013 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $39 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next three years including $87 million remaining in crystallized hedge gains related to our Australian dollar contracts that were settled in the third quarter of 2012 or closed out in the second half of 2013, $21 million in crystallized hedge gains related to our silver contracts as well as $9 million in crystallized hedge gains related to our Chilean peso contracts that were settled in the second quarter of 2013. These hedge gains/losses are expected to be recorded in earnings at the same time the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position and Liquidity

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2013, our total debt was $13.1 billion (debt net of cash and equivalents was $10.7 billion) and our debt-to-equity ratio and debt-to-total capitalization ratios were 0.82:1 and 0.39:1, respectively. This compares to debt as at December 31, 2012 of $13.9 billion (debt net of cash and equivalents was $11.8 billion), and debt-to-equity and debt-to-total capitalization ratios of 0.57:1 and 0.46:1, respectively.

In 2013, we made a number of changes to our capital structure. In first quarter 2013, we drew $2.0 billion on our $4.0 billion revolving credit facility (“2012 Credit Facility”), using the proceeds to repay $1.2 billion on our $1.45 billion credit facility, which expired in April 2013. In second quarter 2013, we issued $3.0 billion of debt, using $2.0 billion of the net proceeds to repay the outstanding balance on the 2012 Credit Facility. In fourth quarter 2013, we completed an equity offering for net proceeds of $2.9 billion, using $2.6 billion of those proceeds to redeem and repurchase outstanding debt with near-term maturities. The net effect of these transactions was to repay all amounts outstanding under our credit facilities and significantly reduce other near-term debt maturities. As a result, there is only approximately $300 million of debt maturing in the next two years and a total of approximately $1 billion due in the next four years (refer to note 18 for further details). The $4.0 billion 2012 Credit Facility was fully undrawn at year end. During fourth quarter 2013, the termination date was extended by one year such that the facility now expires in January 2019.

REPAYMENT OF PRINCIPAL SCHEDULE1 (USD millions)

(1) Amounts include 60% of the Pueblo Viejo financing and 100% of the ABG financing.

At current market gold and copper prices, we expect to generate negative free cash flow in 2014. This is primarily due to expected full year total capital expenditures of about $2.4 to $2.7 billion. We anticipate total cash outflows related to our Pascua-Lama project to be about $700 million in 2014, including about $75 million of capital expenditures and the drawdown of amounts accrued for at the end of 2013.

As part of our disciplined capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. Since the beginning of 2013, we have also made divestments of non-core assets and assets that do not meet our investment criteria, such as the sale of our oil & gas business and certain of our Australian assets, for aggregate cash proceeds of approximately $565 million and we are anticipating receiving aggregate cash proceeds of approximately $153 million in connection with our announced sales of Kanowna and Marigold. In July 2013, the Company’s Board of Directors authorized reducing the quarterly dividend to $0.05 per share as a further step to improve liquidity4.

Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa2 and BBB, respectively. On January 8, 2014, Moody’s announced that it had lowered its forward view for the average prices of gold and silver in 2014 and beyond to $1,100 per ounce and $18 per ounce, respectively. The rating agency had previously assumed the price of gold and silver would average $1,200 per ounce and $20 per ounce, respectively, over the next couple of years. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at December 31, 2013) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $7.1 billion as at December 31, 2013).

Cash and equivalents and cash flow

Total cash and cash equivalents as at December 31, 2013 were $2.4 billion5. At year end, our cash position consisted of a mix of term deposits, treasury bills and money market investments. Our cash position is primarily denominated in US dollars.

Of total cash and cash equivalents as of December 31, 2013, $305 million was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company. In addition, $936 million of cash and equivalents is held in subsidiaries where we have determined the cash is reinvested, for the foreseeable future for the calculation of deferred income tax.

(4) The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

(5) Includes $282 million cash held at ABG, which may not be readily deployed outside ABG.

In 2013, we generated $4.2 billion in operating cash flow, compared to $6.0 billion of operating cash flow in 2012. The decrease in operating cash flow primarily reflects lower net earnings levels, primarily due to lower realized gold prices, partially offset by a decrease in income tax payments of $350 million. The most significant driver of the change in operating cash flow is market gold and copper prices. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity as could other risk factors described on page 17. The principal uses of operating cash flow are to fund our capital expenditures, interest and dividend payments.

Cash used in investing activities amounted to $5.2 billion for 2013, a decrease of $1.8 billion compared to the prior year, primarily due to a decrease in capital expenditures. In 2013, capital expenditures on a cash basis were $5.5 billion, a decrease of $1.3 billion compared to the prior year. The decrease is primarily due to decreased sustaining capital expenditures at Cortez and Lumwana, part of our global initiatives to reduce sustaining capital, and lower project capital expenditures; partially offset by an increase in minesite expansion expenditures at Cortez, Goldstrike and Bulyanhulu.

Summary of Cash Inflow (Outflow)

($ millions)
For the years ended December 31	2013	2012[1]
Operating inflows	$4,239	$5,983
Investing activities
Capital Expenditures[2]	$(5,501)	$(6,773)
Divestitures	522	—
Other	(258)	(292)
Total investing outflows	$(5,237)	$(7,065)
Financing activities
Net change in debt	$(998)	$607
Dividends	(508)	(750)
Funding from non-controlling interests	55	505
Net proceeds from equity issuance	2,910	—
Other	(117)	61
Total financing (outflows) inflows	$1,342	$423
Effect of exchange rate	(17)	7
Increase/(decrease) in cash and equivalent	$327	$(652)

(1) Figures are restated for the impact of new accounting standards adopted in 2013.

(2) The amounts include capitalized interest of $394 million for the year ended December 31, 2013 (2012: $548 million).

In 2013, financing activities primarily reflects net proceeds of $2.9 billion from an equity offering in fourth quarter 2013 and debt proceeds of $5.4 billion, partially offset by debt repayments of $6.4 billion and dividend payments of $508 million, resulting in a net financing cash inflow of $1.3 billion. This compares to a net financing cash inflow for 2012 of $423 million, which primarily consists of $2.0 billion in debt securities, $505 million in funding received from non-controlling interests, partially offset by $1.4 billion of debt repayments and dividend payments of $750 million.

Summary of Financial Instruments

As at December 31, 2013

Financial	Principal/		Associated
Instrument	Notional Amount		Risks
• Interest rate
Cash and equivalents	$ 2,424 million		• Credit
• Credit
Accounts receivable	$ 396 million		• Market
• Market
Available-for-sale securities	$ 120 million		• Liquidity
Accounts payable	$ 2,231 million		• Liquidity
Debt	$ 13,207 million		• Interest rate
Restricted share units	$ 30 million		• Market
Deferred share units	$ 5 million		• Market
Derivative instruments — currency contracts	CAD	415 million	• Credit
	CLP	159,750 million	• Market/liquidity
	AUD	638 million	• Interest rate
	PGK	32 million
	ZAR	1,348 million
Derivative instruments — copper contracts	260 million lbs		• Market/liquidity
• Credit
• Interest rate
Derivative instruments — energy contracts	Diesel	8 million bbls	• Market/liquidity
• Credit
• Interest rate
Derivative instruments — interest rate contracts	Receive float interest rate swaps	$ 142 million	• Market/liquidity
	Receive fixed interest rate swaps	$ 300 million	• Interest rate

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation as disclosed in note 35 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

	Payments due
($ millions)						2019 and
As at December 31	2014	2015	2016	2017	2018	thereafter	Total
Debt[1]
Repayment of principal	$141	$257	$661	$127	$878	$10,904	$12,968
Capital leases	38	45	39	35	28	54	239
Interest	666	665	653	626	615	6,984	10,209
Provisions for environmental rehabilitation[2]	136	71	132	119	111	2,006	2,575
Operating leases	26	32	27	24	23	101	233
Restricted share units	16	11	—	—	—	—	27
Pension benefits and other post-retirement benefits	22	22	21	21	21	387	494
Derivative liabilities[3]	32	43	28	2	1	—	106
Purchase obligations for supplies and consumables[4]	471	314	98	73	74	191	1,221
Capital commitments[5]	242	1	1	1	1	3	249
Social development costs[6]	55	27	27	27	7	55	198
Total	$1,845	$1,488	$1,687	$1,055	$1,759	$20,685	$28,519

(1) Debt and Interest — Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2013. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

(2) Provisions for Environmental Rehabilitation — Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.

(3) Derivative Liabilities — Amounts presented in the table relate to derivative contracts disclosed under note 24 to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

(4) Purchase Obligations for Supplies and Consumables — Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.

(5) Capital Commitments — Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.

(6) Social Development Costs — Includes Pascua-Lama’s commitment related to the potential funding of a power transmission line in Argentina of $97 million, expected to be paid over the period of 2014 to 2017.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to ensure that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

The management of Barrick, at the direction of our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control — Integrated Framework (1992) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, Management concluded that the company’s internal control over financial reporting was effective as of December 31, 2013.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2013 will be included in Barrick’s 2013 Annual Report and its 2013 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

As described on page 16 of this report, we announced a change to our organization structure. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and may make modifications from time to time as considered necessary or desirable.

Review of Quarterly Results

Quarterly Information1

	2013				2012[2]
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$2,926	$2,985	$3,201	$3,437	$4,149	$3,399	$3,244	$3,644
Realized price per ounce — gold[4]	1,272	1,323	1,411	1,629	1,714	1,655	1,608	1,691
Realized price per pound — copper[4]	3.34	3.40	3.28	3.56	3.54	3.52	3.45	3.78
Cost of sales	1,813	1,788	1,832	1,844	2,124	1,733	1,729	1,753
Net earnings (loss)	(2,830)	172	(8,555)	847	(3,013)	649	787	1,039
Per share (dollars)[3]	(2.61)	0.17	(8.55)	0.85	(3.01)	0.65	0.79	1.04
Adjusted net earnings[4]	406	577	663	923	1,157	880	821	1,096
Per share (dollars)[3,4]	0.37	0.58	0.66	0.92	1.16	0.88	0.82	1.10
Operating cash flow	1,016	1,231	896	1,085	1,845	1,845	919	1,374
Adjusted operating cash flow[4]	$1,085	$1,300	$804	$1,158	$1,925	$1,395	$919	$1,476

(1) Sum of all the quarters may not add up to the annual total due to rounding.

(2) Figures are restated for the impact of new accounting standards adopted in 2013.

(3) Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

(4) Realized price, adjusted net earnings, adjusted EPS and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 60—69 of this MD&A.

Until the past several quarters, our financial results reflected a trend of spot gold prices at historically elevated levels, offset by increasing gold and copper production costs, mainly caused by inflationary pressures. In recent quarters, as a result of a renewed emphasis on cost control and maximizing free cash flow, costs have decreased. Our adjusted net earnings and adjusted operating cash flow levels have fluctuated with gold and copper realized prices and production levels each quarter. In fourth quarter 2013, we recorded asset and goodwill impairment charges totaling $2.8 billion (net of tax and non-controlling interest), primarily at Pascua-Lama, Porgera, Veladero and goodwill related to our Australia Pacific segment. The net loss in second quarter 2013 reflected asset and goodwill impairment charges totaling $8.7 billion (net of tax and non-controlling interest effects), primarily at Pascua-Lama, Buzwagi, Jabal Sayid and goodwill related to our global copper, Australia Pacific and Capital Projects segments. The net loss in fourth quarter 2012 reflected impairment charges at Lumwana and goodwill related to our global copper segment totaling $4.2 billion (net of tax effects).

Fourth Quarter Results

In fourth quarter 2013, we reported a net loss and adjusted net earnings of $2,830 million and $406 million, respectively, compared to a net loss and adjusted net earnings of $3,013 million and $1,157 million, respectively, in fourth quarter 2012.

The decrease in the net loss was largely driven by the impact of the impairment charges of $2.8 billion (net of tax effects) recorded in fourth quarter 2013 compared to $4.2 billion (net of tax effects) recorded in fourth quarter 2012. It also reflects lower realized gold and copper prices as well as decreased gold and copper sales volumes, partially offset by lower cost of sales applicable to gold and copper and lower income tax expense. The decrease in adjusted net earnings reflects the same factors affecting the net loss with the exception of impairment charges.

In fourth quarter 2013, we sold 1.83 million ounces of gold and 134 million pounds of copper, compared to 2.03 million ounces of gold and 154 million pounds of copper in fourth quarter 2012. Revenues in fourth quarter 2013 were lower than the same prior year period reflecting lower market prices for gold and copper and lower gold and copper sales volumes. In fourth quarter 2013, cost of sales was $1.81 billion, a decrease of $311 million compared to the same prior year period, reflecting lower direct mining costs and lower depreciation expense resulting from the impairment charges recorded in fourth quarter 2012. Adjusted operating costs were $573 per ounce, an increase of $26 per ounce, primarily due to lower production levels, partially offset by lower direct mining costs. C1 cash costs were $1.81 per pound for copper, a decrease of $0.12 per pound from the same prior year period due to lower direct mining costs at Lumwana.

In fourth quarter 2013, operating cash flow was $1,016 million, down 45% from the same prior year period. Adjusted operating cash flow for the fourth quarter 2013 was $1,085 million, down 44% from the same prior year period. The decrease in operating cash flow and adjusted operating cash flow primarily reflects lower realized gold and copper prices and an increase in income tax payments, partially offset by higher net earnings.

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements. The policies applied in the Financial Statements are based on IFRSs in effect as at December 31, 2013. The consolidated financial statements were approved by the Board of Directors on February 12, 2014.

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions and a summary of the impact of these changes is disclosed in note 2(y) of the Financial Statements.

Future Accounting Policy Changes

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit and loss would generally be recorded in OCI rather than the income statement.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI (without having to adopt the remainder of IFRS 9). In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements.

IFRIC 21 Levies

In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized. We are currently assessing the impact of adopting IFRIC 21 on our consolidated financial statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Life of mine (“LOM”) estimates used to measure depreciation of property, plant and equipment

We depreciate our assets over their useful life, or over the remaining life of the mine (if shorter). We use the units-of-production basis (“UOP”) to depreciate the mining interest component of PP&E whereby the denominator is the expected mineral production based on our LOM plans. LOM plans are prepared based on estimates of ounces of gold/pounds of copper in proven and probable reserves and the portion of resources considered probable of economic extraction. At the end of each fiscal year, as part of our business cycle, we update our LOM plans and prepare estimates of proven and probable gold and copper mineral reserves as well as measured, indicated and inferred mineral resources for each mineral property. We prospectively revise calculations of depreciation based on these updated LOM plans. As at December 31, 2013, we have used a gold price of $1,100 per ounce to calculate our gold reserves, which is a decrease from $1,500 used as at December 31, 2012. This led to a decrease in the estimated ounces of production in our LOM plans and is the primary driver of an expected increase of about $225 million or 15% in 2014 depreciation expense related to our gold segments (refer to page 22 for per ounce 2014 guidance amounts).

Provisions for environmental rehabilitations (“PERs”)

We have an obligation to reclaim our mining properties after the minerals have been mined from the site, and have estimated the costs necessary to comply with existing reclamation standards. We recognize the fair value of a liability for a PER such as site closure and reclamation costs in the period in which it is incurred if a reasonable estimate of fair value can be made. PER can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects.

Provisions for the cost of each rehabilitation program are recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. We record a PER in our financial statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in a PER is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in depreciation expense. At closed mines, any adjustment to a PER is recognized as an expense in the consolidated statement of income.

PERs are measured at the expected value of the future cash flows, discounted to their present value using a current, US dollar real risk-free pre-tax discount rate. The expected future cash flows exclude the effect of inflation. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for the effect of a change in the discount rate and foreign exchange rate when applicable, and the change in estimate is added or deducted from the related asset and depreciated prospectively over the asset’s useful life. A 1% increase in the discount rate would result in a decrease of PER by $266 million and a 1% decrease in the discount rate would result in an increase in PER by $332 million, while holding the other assumptions constant.

In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties, could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks; however, for some risks, coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a PER is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of PERs. Expected cash flows relating to PERs could occur over periods of up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a PER, the fair value of PERs can materially change over time.

The amount of PERs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of PERs and future earnings in a period of change.

During the year ended December 31, 2013, our PER balance decreased by $304 million, primarily due to an increase in the discount rate used to calculate the PER ($476 million) and also due to the divestiture of various sites as well as our oil and gas business that occurred in 2013 ($165 million). These decreases were offset by various increases in our PER liabilities as a result of our expanded footprint. The offset was a corresponding decrease in PP&E for our operations and a credit to other expense at our closed sites.

PERs

($ millions)
As at December 31	2013	2012
Operating mines	$1,524	$1,968
Closed mines and mines in closure	731	386
Development projects	104	211
Other	—	98
Total	$2,359	$2,663

Accounting for impairment of non-current assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable.

When there is an indicator of impairment of non-current assets within an operating segment consisting of a Cash Generating Unit (“CGU”) or group of CGUs that contain goodwill, we test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the operating segment for any potential goodwill impairment. When there is an indicator of impairment of non-current assets within an operating segment consisting of a single CGU that contains goodwill, we test the non-current assets for impairment first and recognize any impairment loss on goodwill first and then any remaining impairment loss is applied against the non-current assets.

An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of each operating segment for goodwill testing purposes has been determined based on its estimated fair value less cost of disposal (“FVLCD”), which has been determined to be greater than the Value in Use (“VIU”) amounts. The recoverable amount for non-current asset testing is calculated using the same approach as for goodwill, however, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. A CGU is generally an individual operating mine or development project.

Summary of impairments

For the year ended December 31, 2013, we recorded post-tax impairment losses of $8.7 billion (2012: $3.5 billion) for non-current assets and $2.8 billion (2012: $798 million) for goodwill, as summarized in the table below:

	2013		2012 (restated)
		Post-tax		Post-tax
	Pre-tax	(our	Pre-tax	(our
($ millions)	(100%)	share)	(100%)	share)
Pascua-Lama	$6,061	$6,007	—	—
Lumwana	—	—	$4,982	$3,048
Jabal Sayid	860	704	—	—
Porgera	746	595	—	—
Buzwagi	721	439	—	—
Veladero	464	300
North Mara	286	125	—	—
Reko Diq	—	—	120	120
Pierina	140	98	—	—
Exploration properties	112	94	169	164
Highland Gold	—	—	86	84
Round Mountain	78	51	—	—
Granny Smith	73	73	—	—
Marigold	60	39	—	—
Ruby Hill	51	33	—	—
Kanowna	41	41	—	—
Plutonic	37	26	—	—
Darlot	36	25	—	—
AFS investments	26	23	46	40
Other	80	57	93	48
Total non-current asset impairment losses	$9,872	$8,730	$5,496	$3,504
Australia Pacific	$1,200	$1,200	—	—
Copper	1,033	1,033	$798	$798
Capital Projects	397	397	—	—
ABG	185	185	—	—
Total goodwill impairment losses	$2,815	$2,815	$798	$798
Tax effects and NCI	—	1,142	—	1,992
Total impairment losses	$12,687	$12,687	$6,294	$6,294

In fourth quarter 2013, we recorded post-tax impairment losses of $2.3 billion for non-current assets and $551 million for goodwill, as summarized in the table below:

	For the three months ended
	December 31, 2013
	Pre-tax	Post-tax
($ millions)	(100%)	(our share)
Pascua-Lama	$896	$896
Porgera	746	595
Veladero	464	300
Jabal Sayid	359	303
North Mara	133	58
Round Mountain	78	51
Marigold	60	39
Kanowna	(66)	(66)
Ruby Hill	51	33
Plutonic	17	12
AFS investments	5	5
Other	50	31
Total non-current asset impairment losses	$2,793	$2,257
Australia Pacific goodwill impairment losses	$551	$551
Tax effects and NCI	—	536
Total impairment losses	$3,344	$3,344

2013 indicators of impairment

Second Quarter 2013

The significant decrease in our long-term gold, silver and copper price assumptions in second quarter 2013, due to declining market prices, as well as the regulatory challenges to Pascua-Lama in May 2013 and the resulting schedule delays and associated capital expenditure increases; and a significant change to the mine plan at our Pierina mine, were all considered indicators of impairment, and, accordingly, we performed an impairment assessment for every mine site and significant advanced development project. As a result of this assessment, we recorded non-current asset impairment losses of $6.4 billion after any related income tax effects, including a $5.1 billion impairment loss related to the carrying value of the PP&E at Pascua-Lama; $401 million related to the Jabal Sayid project in our copper segment; $502 million related to Buzwagi and North Mara in African Barrick Gold; $219 million related to the Kanowna, Granny Smith, Plutonic and Darlot mines in our Australia Pacific Gold segment; and $98 million related to our Pierina mine in South America.

After reflecting the above non-current asset impairment losses, we conducted goodwill impairment tests and determined that the carrying value of our Copper, Australia Pacific Gold, Capital Projects and African Barrick Gold segments exceeded their FVLCD, and therefore we recorded a total goodwill impairment loss of $2.3 billion. The FVLCD of our copper segment was negatively impacted by the decrease in our long-term copper price assumption in second quarter 2013. The FVLCD of our Australia Pacific Gold segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold price assumption. The FVLCD of our Capital Projects segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold and silver price assumptions, as well as the schedule delays and associated capital expenditure increase at our Pascua-Lama project. The FVLCD of our African Barrick Gold segment was negatively impacted by significant changes in the life of mine (“LOM”) plans in second quarter 2013 for various assets in the segment, as well as the significant decrease in our long-term gold price assumption.

Third Quarter 2013

In September 2013, we finalized an agreement with the Government of the Dominican Republic (“the Government”) concerning amendments to the SLA. The amendments will result in significant additional and accelerated tax revenues to the Government, and therefore we determined this was an indicator of impairment. Based on our assessment of the economic impact of these amendments, the carrying value of the mine was recoverable as at September 30, 2013.

Fourth Quarter 2013

In fourth quarter 2013, as described below, we identified indicators of impairment at certain of our mines, resulting in non-current asset impairment losses totaling $2.3 billion after any related income tax effects. As a result of our fourth quarter 2013 decision to temporarily suspend construction of our Pascua-Lama Project, we have recorded a further impairment loss on the project of $896 million, bringing the total impairment loss for Pascua-Lama to $6.0 billion for the full year. At our Porgera mine in Papua New Guinea, we have changed our LOM plan to focus primarily on the higher grade underground mine. The new plan resulted in a decrease in the estimated mine life from 13 to 9 years, and a decrease in the estimated FVLCD of the mine, which has resulted in an impairment loss of $595 million. At our Veladero mine in Argentina, the annual update to the LOM plan, which was completed in fourth quarter 2013, was significantly impacted by the lower gold price assumption as well as the effect of sustained local inflationary pressures on operating and capital costs. The new plan resulted in a reduction of reserves and LOM production as the next open pit cutback is uneconomic at current gold prices. This resulted in a significant decrease in the estimated FVLCD of the mine, and accordingly, we recorded an impairment loss of $300 million (post-tax). The annual update to the LOM plan resulted in a decrease in the net present value of our Jabal Sayid project, which is the basis for estimating the project’s FVLCD, and was therefore considered an indicator of impairment. Jabal Sayid’s FVLCD was also negatively impacted by the delay in achieving first production as a result of the HCIS compliance requirements and ongoing discussions with the DMMR with respect to the transfer of ownership of the project. As a result, we recorded an impairment loss of $303 million. The annual update to the LOM plan showed a decrease in the net present value at our Round Mountain mine, which was considered to be an indicator of impairment, and we recorded an impairment loss of $51 million. At North Mara, several changes were made to the LOM plan, including a decision to defer Gokona Cut 3, while ABG finalizes a feasibility study into the alternative of mining out this reserve by underground methods. This was considered an indicator of impairment for North Mara, resulting in an impairment loss of $58 million. A wall failure at our Ruby Hill mine in Nevada was also identified as an indicator of impairment, resulting in the impairment of assets specifically related to the open pit of $33 million.

As at December 31, 2013, four of our mines, namely Plutonic, Kanowna, Marigold and Tulawaka, met the criteria as assets held for sale. Accordingly, we are required to re-measure these CGUs to the lower of carrying value and FVLCD. Using these new re-measured values resulted in impairment losses of $12 million at Plutonic and $39 million at Marigold. Also, based on the estimated FVLCD of the expected proceeds related to the expected sale of Kanowna, we have reversed $66 million of the impairment loss recorded in second quarter 2013.

After reflecting the above non-current asset impairment losses, we conducted our annual goodwill impairment test, prior to the reorganization of our operating segments, and determined that the carrying value of our Australia Pacific segment exceeded its FVLCD and therefore we recorded a goodwill impairment loss of $551 million bringing the total impairment loss for Australia Pacific Gold goodwill to $1,200 million for the full year. After the reorganization of the operating segments, we did not identify any indicators of impairment.

2012 indicators of impairment

In fourth quarter 2012, we prepared an updated LOM plan for Lumwana, which reflected information obtained from an extensive exploration and infill drilling program that was completed late in the fourth quarter of 2012. The new LOM plan also reflected revised operating and sustaining capital costs. In particular, unit mining costs were determined to be significantly higher than previously estimated. The significant changes in the LOM plan were considered an indicator of impairment, and, accordingly, we performed an impairment assessment for Lumwana as at the end of the 2012. As a result of this assessment, we recorded an impairment loss of $3.0 billion, related to the carrying value of the non-current assets at Lumwana in the fourth quarter of 2012.

In fourth quarter 2012, we also recorded the following impairment losses: $31 million in PP&E impairment losses related to Tulawaka in our ABG segment, primarily as a result of a decrease in the expected remaining mine life in its most recent LOM plan; $120 million related to our equity method investment in Tethyan Copper Company, which holds our interest in the Reko Diq project; and a $46 million write-down of power-related assets at our Pueblo Viejo project, based on new information with respect to the recoverable amount of these assets received in fourth quarter 2012.

Other impairment losses recorded in 2012 included: $164 million related to exploration properties, included in intangible assets, in Papua New Guinea and Saudi Arabia as a result of our decision to cease exploration activities ($140 million in Papua New Guinea in third quarter 2012 and $24 million in Saudi Arabia in fourth quarter 2012); and $84 million related to our equity method investment in Highland Gold as a result of the disposition of our equity interest in first quarter 2012.

After reflecting the above non-current asset losses, we conducted our goodwill impairment tests and determined that the carrying value of our copper segment exceeded its FVLCD, and therefore we recorded a goodwill impairment loss of $798 million. The FVLCD of our copper segment was impacted by increases in expected future operating and capital costs.

Key assumptions

The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. In addition, assumptions related to comparable entities, market values per ounce and per pound and the inclusion of reserves and resources in market multiples calculations are used.

Gold

For the gold segments, excluding Pascua-Lama, FVLCD for each of the CGUs was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments. The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans excludes a material portion of total reserves and resources, we assign value to resources not considered in these base models. These values are then aggregated to the segment level, the level at which goodwill is tested. Based on observable market or publicly available data, including spot and forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real weighted average cost of capital (“WACC”), which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Pascua-Lama

The fair value for Pascua-Lama was determined by considering both the NPV, determined consistent with our gold CGUs, as well as market multiples expressed as dollar per ounce of proven and probable reserves based on observed market metrics for comparable assets. Both these approaches were used, with the market approach being the primary method as the LOM for Pascua-Lama has uncertainty due to adjustments to reflect the updated estimated timeline for the project that existed at the time of the testing. The observable market multiples were adjusted, where appropriate, for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

Copper

For our Copper segment, the FVLCD for each of the CGUs was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans aggregated to the segment level. Based on observable market or publicly available data including spot and forward prices and equity sell-side analyst consensus, we make an assumption of future copper prices to estimate future revenues. The future cash flows for each copper mine were discounted using a WACC depending on the location and market risk factors for each mine. Fair value for Lumwana was also estimated by considering market multiples expressed as dollar per pound based primarily on the observed valuation metrics for comparable assets. Both these approaches were used as the LOM for Lumwana has uncertainty due to the ongoing optimization program to generate additional value from the LOM. The observable market multiples were adjusted where appropriate for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

The key assumptions used in our impairment testing are summarized in the table below:

	Fourth	Fourth
	Quarter	Quarter
	2013	2012
Gold price per oz	$1,300	$1,700
Silver price per oz	$23	$32
Copper price per lb	$3.25	$3.65
WACC — gold (range)	2%–7%	3%–8%
WACC — gold (avg)	5%	5%
WACC — copper (range)	7%–9%	6%–8%
WACC — copper (avg)	7%	7%
NAV multiple — gold (avg)	1.1	1.2
LOM years — gold (range)	3–29	2–32
LOM years — gold (avg)	13	14
LOM years — copper (range)	14–24	13–33
LOM years — copper (avg)	18	21
Reserves — gold price per oz1	$1,100	$1,500
Reserves — silver price per oz	$21	$28
Reserves — copper price per lb	$3.00	$3.00
ARS:USD exchange rate	8.5–10.0	5.0–5.5

(1) In our LOM plans we used $1,100/oz for the first 5 years and $1,300/oz thereafter.

Sensitivities

We performed a sensitivity analysis on commodity price, which is the key assumption that impacts the impairment calculations. We assumed a negative 10% change for the assumption, taking sales price from $1,300 per ounce down to $1,170 per ounce for gold, $3.25 per pound down to $2.93 per pound for copper and $23 per ounce to $20.70 per ounce for silver, while holding all other assumptions constant. We note that this sensitivity identifies the key assets where the decrease in the sales price, in isolation, could cause the carrying value of our operating segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test where an indicator of impairment for the non-current asset was identified.

Should there be a significant decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the operating segments. The recoverable amount of the operating segments and CGUs would also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities. Based on the results of the impairment testing performed in fourth quarter 2013, the carrying value of the operating segments and CGUs that are most sensitive to the change in sales prices used in the test are:

		Decrease in fair value
		with a 10% decrease
As at December 31, 2013	Carrying value	in sales price
Copper segment[1]	$5,299	$1,700
Australia Pacific segment[1]	1,488	850
Cerro Casale	1,514	1,200
Veladero[1]	1,009	600
Lumwana[1]	1,008	850
Jabal Sayid[1]	711	80
Porgera[1]	393	390
North Mara[1]	369	130
Round Mountain[1]	166	150

(1) These operating segments/CGUs have been impaired in either 2012 or 2013 and therefore their fair value approximates carrying value.

In addition, for our Pascua-Lama project, we have determined our valuation primarily based on a market approach. The key assumption that impacts the impairment calculations, should there be an indication of impairment for this CGU, is the value per ounce of gold and silver based on an analysis of comparable companies. We assumed a negative 10% change for the assumption of gold and silver value per ounce, while holding all other assumptions constant and, based on the results of the impairment testing performed in fourth quarter 2013 for Pascua-Lama, the fair value of the CGU would have been reduced from $1.2 billion to $1.1 billion (December 31, 2013 carrying value: $1.2 billion). We note that this sensitivity identifies the decrease in the value that, in isolation, would cause the carrying value of the CGU to exceed its recoverable amount. For Pascua-Lama, this value decrease is linear to the decrease in value per ounce.

Deferred Tax Assets and Liabilities

Measurement of Temporary Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Recognition of Deferred Tax Assets

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning activities. Levels of future taxable income are affected by, among other things, market gold prices, and production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is probable (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, we do not recognize it in our financial statements. Changes in recognition of deferred tax assets are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and the amount of recognition of deferred tax assets, has been raising market gold prices. A decline in market gold prices could lead to derecognition of deferred tax assets and a corresponding increase in income tax expense.

Deferred Tax Assets Not Recognized

($ millions)
As at December 31	2013	2012
Australia and Papua New Guinea	$456	$181
Canada	139	88
US	50	2
Chile	471	3
Argentina	928	—
Barbados	71	73
Tanzania	107	43
Zambia	43	48
Other	17	12
	$2,282	$450

Australia and Papua New Guinea: most of the unrecognized deferred tax assets relate to capital losses that can only be utilized if capital gains are realized, as well as to tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may recognize some of the deferred tax assets.

Canada: most of the unrecognized deferred tax assets relate to tax pools which can only be utilized by income from specific sources and to capital losses that can only be utilized if capital gains are realized in the future.

US: most of the unrecognized deferred tax assets relate to AMT credits which are not probable to be utilized.

Chile and Argentina: most of the unrecognized deferred tax assets relate to Pascua-Lama tax assets, that, considering the suspension of construction activities, do not have any present sources of gold production or taxable income. In the event that there will be sources of taxable income in the future, we may recognize some or all of the deferred tax assets.

Tanzania, Barbados, Zambia, and Other: the unrecognized deferred tax assets relate to the full amount of tax assets in subsidiaries that do not have any present, or sufficient, sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may recognize some or all of the deferred tax assets.

Non-GAAP Financial performance Measures

Adjusted Net Earnings (Adjusted Net Earnings per Share) and Adjusted Return on Equity

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

• Significant tax adjustments not related to current period earnings;

• Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;

• Gains/losses and other one-time costs relating to acquisitions/dispositions;

• Foreign currency translation gains/losses;

• Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations;

• Unrealized gains/losses on non-hedge derivative instruments; and

• Change in the measurement of the PER at closed sites.

Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net earnings allows investors and analysts to better evaluate the results of the underlying business of the Company. Management believes that adjusted net earnings is a useful measure of the Company’s performance because tax adjustments not related to current period; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations;

and project costs related to restructuring/severance arrangements, project care and maintenance and demobilization costs, do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. We also adjust for changes in PER discount rates relating to our closed sites as they are not related to our current operating sites and not necessarily indicative of underlying results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

We also present adjusted return on equity as a measure which is calculated by dividing adjusted net earnings by average shareholders’ equity. Management believes this to be a useful indicator of the Company’s performance. We use adjusted net earnings to calculate the adjusted return on equity as management believes it is a useful measure of the Company’s underlying operating performance of our core mining business.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted Net Earnings, Adjusted Net Earnings per Share and Adjusted Return on Equity1

	For the years			For the three months
	ended Dec. 31			ended Dec. 31
($ millions, except per share amounts in dollars)	2013	2012[2]	2011	2013	2012[2]
Net earnings (losses) attributable to equity holders of the Company	$(10,366)	$(538)	$4,484	$(2,830)	$(3,013)
Impairment charges related to intangibles, property, plant and equipment, and investments	11,536	4,425	165	2,815	4,161
Acquisition/disposition (gains)/losses	442	(13)	(165)	(31)	1
Foreign currency translation (gains)/losses	233	125	(5)	138	97
Acquisition related costs	—	—	97	—	—
Tax adjustments	297	(83)	122	17	(42)
Other expense adjustments[3]	483	75	32	296	42
Restructuring costs	—	—	2	—	—
Unrealized (gains)/losses on non-hedge derivative instruments	(56)	(37)	(66)	1	(89)
Adjusted net earnings	$2,569	$3,954	$4,666	$406	$1,157
Net earnings (losses) per share[4]	$(10.14)	$(0.54)	$4.49	$(2.61)	$(3.01)
Adjusted net earnings per share[4]	2.51	3.95	4.67	0.37	1.16
Average shareholders’ equity	$17,753	$22,668	$21,418	$13,576	$23,611
Adjusted return on equity[5]	14%	17%	22%	12%	20%

(1) Amounts presented in this table are after-tax and net of non-controlling interest.

(2) Figures are restated for the impact of new accounting standards adopted in 2013.

(3) Other expense adjustments include demobilization and severance costs relating to Pascua-Lama for the three months and year ended December 31, 2013 of $176 million and $258 million, respectively.

(4) Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

(5) Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

Significant adjusting items (net of tax and non-controlling interest effects) for 2013 include: $11.5 billion in impairment charges; $466 million in losses related to the disposition of Barrick Energy; $258 million in project care and maintenance and demobilization costs at Pascua-Lama; $249 million in income tax expense at Pueblo Viejo, related to the impact of the substantive enactment of the revised SLA; $233 million in unrealized foreign currency translation losses; $94 million increase in rehabilitation provision for Pierina as a result of its accelerated closure; and $21 million in restructuring costs related to the company-wide role reductions; partially offset by $56 million in realized and unrealized gains on non-hedge derivative instruments and a $3 million gain on the sale of the Yilgarn South assets.

Adjusted Operating Cash Flow and Free Cash Flow

Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of the settlement of currency contracts, the impact of one-time costs and working capital adjustments relating to business combinations.

Management uses adjusted operating cash flow as a measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow.

The elimination of one-time costs and working capital adjustments relating to business combinations are activities that are not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

We have also adjusted our operating cash flow to remove the effect of the settlement of contingent consideration and non-recurring tax payments. This settlement activity and non-recurring tax payments are not reflective of the underlying capacity of our operations to generate operating cash flow on a recurring basis, and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

Free cash flow is a measure which excludes our share of capital expenditures from adjusted operating cash flow. Management believes this to be a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash.

Adjusted operating cash flow, adjusted operating cash flow before working capital changes and free cash flow are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Operating Cash Flow to Adjusted Operating Cash Flow and Free Cash Flow

	For the years			For the three months
	ended Dec. 31			ended Dec. 31
($ millions)	2013	2012[1]	2011	2013	2012[1]
Operating cash flow	$4,239	$5,983	$5,315	$1,016	$1,845
Settlement of currency and commodity contracts	64	(385)		69	80
Settlement of contingent consideration	—	50	—	—	—
Non-recurring tax payments	56	52	—	—	—
Withholding tax payments	—	—	161	—	—
Acquisition costs expensed and related working capital movements	—	—	204	—	—
Adjusted operating cash flow	$4,359	$5,700	$5,680	$1,085	$1,925
Capital expenditures	(5,501)	(6,773)	(4,598)	(1,365)	(2,039)
Free cash flow	$(1,142)	$(1,073)	$1,082	$(280)	$(114)

(1) Figures are restated for the impact of new accounting standards adopted in 2013.

Adjusted operating costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure. This was based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric and that investors and industry analysts were interested in a measure that better represented the total recurring costs associated with producing gold. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick voluntarily adopted the definition of these metrics starting with our second quarter 2013 MD&A.

The “all-in sustaining costs” measure is similar to our presentation in reports prior to second quarter 2013, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures.

Our “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations related to projects that significantly increase the net present value of the mine and are not related to current production) and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of “all-in sustaining costs” and “all-in costs” will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. “All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

Starting in our second quarter 2013 MD&A, the non-GAAP measure “total cash costs” was renamed “adjusted operating costs” in order to conform with the WGC definition of the comparable measure. The manner in which this measure is calculated has not been changed.

Beginning in our second quarter 2013 MD&A, in addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

We believe that C1 cash costs per pound enables investors to better understand the performance of our global copper segment in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Adjusted Operating Costs per ounce, All-in Sustaining Costs per ounce and All-in Costs per ounce

		For the years			For the three months
		ended Dec. 31			ended Dec. 31
($ millions, except per ounce information in dollars)	Reference	2013	2012[1]	2011	2013	2012[1]
Cost of sales	A	$6,064	$6,078	$5,223	$1,445	$1,694
Cost of sales applicable to non-controlling interests[2]	B	(383)	(216)	(186)	(103)	(58)
Cost of sales applicable to ore purchase arrangement	C	(46)	(161)	(126)	(1)	(42)
Other metal sales	D	(190)	(141)	(158)	(43)	(38)
Realized non-hedge gains/losses on fuel hedges	E	(20)	(8)	(7)	(5)	(19)
Corporate social responsibility costs related to current operations	F	52	39	25	20	13
Treatment and refinement charges	G	6	6	8	2	2
Total production costs		$5,483	$5,597	$4,779	$1,315	$1,552
Depreciation	H	$(1,363)	$(1,401)	$(1,162)	$(268)	$(419)
Impact of Barrick Energy	I	(57)	(90)	(118)	—	(24)
Adjusted operating costs		$4,063	$4,106	$3,499	$1,047	$1,109
General & administrative costs	J	$298	$438	$384	$63	$124
Rehabilitation — accretion and amortization (operating sites)	K	139	131	135	31	35
Mine on-site exploration and evaluation costs	L	61	115	92	16	34
Mine development expenditures[3]	M	1,101	1,222	894	236	353
Sustaining capital expenditures[3]	M	901	1,381	1,192	251	470
All-in sustaining costs		$6,563	$7,393	$6,196	$1,644	$2,125
Corporate social responsibility costs not related to current operations	F	$23	$26	$20	$12	$11
Rehabilitation — accretion and amortization not related to current operations	K	10	10	10	2	2
Exploration and evaluation costs (non-sustaining)	L	117	193	232	30	44
Non-sustaining capital expenditures[3]
Pascua-Lama	M	1,998	1,869	1,399	606	532
Pueblo Viejo	M	29	512	565	(4)	110
Cortez	M	132	27	69	9	(9)
Goldstrike thiosulphate project	M	223	145	30	71	61
Bulyanhulu CIL	M	83	27	5	30	22
Other	M	24	35	86	8	7
All-in costs		$9,202	$10,237	$8,612	$2,408	$2,905
Ounces sold — consolidated basis (000s ounces)		7,604	7,465	7,758	1,951	2,071
Ounces sold — non-controlling interest (000s ounces)[2]		(430)	(173)	(208)	(122)	(44)
Ounces sold — equity basis (000s ounces)		7,174	7,292	7,550	1,829	2,027
Total production costs per ounce[4]		$764	$767	$633	$719	$766
Adjusted operating costs per ounce[4]		$566	$563	$463	$573	$547
Adjusted operating costs per ounce (on a co-product basis)[4,5]		$589	$580	$484	$592	$564
All-in sustaining costs per ounce[4]		$915	$1,014	$821	$899	$1,048
All-in sustaining costs per ounce (on a co-product basis)[4,5]		$938	$1,031	$842	$918	$1,065
All-in costs per ounce[4]		$1,282	$1,404	$1,141	$1,317	$1,433
All-in costs per ounce (on a co-product basis)[4,5]		$1,305	$1,421	$1,162	$1,336	$1,450

(1)         Figures are restated for the impact of new accounting standards adopted in 2013.

(2)         Relates to interest in Pueblo Viejo and ABG held by outside shareholders.

(3)         Amounts represent our share of capital expenditures.

(4)         Total production costs, adjusted operating costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

(5)         Amounts presented on a co-product basis remove the impact of other metal sales (net of non-controlling interest) from cost per ounce calculations that are produced as a by-product of our gold production.

	For the years ended Dec. 31			For the three months ended Dec. 31
($ millions, except per ounce information in dollars)	2013	2012[1]	2011	2013	2012[1]
References
A Cost of sales — gold
Cost of sales (statement of income)	$7,243	$7,257	$6,240	$1,813	$2,085
Less: cost of sales — copper (Note 7)	(1,091)	(1,227)	(915)	(267)	(405)
Add: Barrick Energy depreciation (Note 4)	43	102	97	—	24
Less: Non-gold COS	(131)	(54)	(199)	(101)	(10)
Total Cost of Sales — Gold	$6,064	$6,078	$5,223	$1,445	$1,694
B Cost of sales applicable to non-controlling interests
Cost of sales applicable to ABG
Direct mining and royalties	$580	$632	$562	$139	$169
Depreciation	160	162	138	29	48
Total related to ABG	$740	$794	$700	$168	$217
Portion attributable to non-controlling interest	$189	$216	$186	$42	$58
Cost of sales applicable to Pueblo Viejo
Direct mining and royalties	$420	$—	$—	$143	$—
Depreciation	139	—	—	44	—
Total related to Pueblo Viejo	$559	$—	$—	$187	$—
Portion attributable to non-controlling interest	$194	$—	$—	$61	$—
Cost of sales applicable to non-controlling interests	$383	$216	$186	$103	$58

C Cost of sales applicable to ore purchase arrangement

Equal to the cost of sales from ore purchase agreements that have economic characteristics similar to a toll milling arrangement, as the cost of producing these ounces is not indicative of our normal production costs. These figures cannot be tied directly to the financial statements or notes.

D Other metal sales

By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (note 6). By-product revenues from metals produced net of copper and non-controlling interest for the three months and year ended December 31, 2013 were $36 million and $167 million, respectively (2012: $35 million and $126 million, respectively; 2011: $137 million).

E Realized non-hedge gains/losses on fuel hedges
Fuel gains/(losses) (Note 24e)	$12	$6	$(1)	$6	$6
Less: Unrealized gains/(losses)	(32)	(14)	(6)	(11)	(25)
Realized non-hedge gains/(losses) on fuel hedges	$(20)	$(8)	$(7)	$(5)	$(19)
F Corporate social responsibility costs
CSR costs (Note 9)	$89	$83	$55	$36	$30
Less: NCI of CSR	(6)	(3)	(2)	(3)	(1)
Less: CSR costs — non-gold	(8)	(15)	(8)	(1)	(5)
Total CSR — gold	$75	$65	$45	$32	$24
Corporate social responsibility costs related to current operations	$52	$39	$25	$20	$13
Corporate social responsibility costs not related to current operations	23	26	20	12	11
Total CSR — gold	$75	$65	$45	$32	$24

G Treatment and refinement charges

Treatment and refinement charges, which are recorded against concentrate revenues, for the three months and year ended December 31, 2013 were $2 million and $6 million, respectively (2012: $2 million and $6 million, respectively; 2011: $8 million).

(1) Figures are restated for the impact of new accounting standards adopted in 2013.

	For the years			For the three months
	ended Dec. 31			ended Dec. 31
($ millions, except per ounce information in dollars)	2013	2012[1]	2011	2013	2012[1]
H Depreciation — gold
Depreciation (Note 7)	$1,732	$1,651	$1,419	$442	$492
Less: copper depreciation (Note 5)	(188)	(253)	(170)	(50)	(73)
Add: Barrick Energy depreciation (Note 4)	43	102	97	—	24
Less: NCI and other non-gold depreciation	(224)	(99)	(184)	(124)	(24)
Total depreciation — gold	$1,363	$1,401	$1,162	$268	$419
I Impact of Barrick Energy
Revenue related to Barrick Energy (Note 4)	$93	$153	$177	$—	$40
Less: COS related to Barrick Energy (Note 4)	(79)	(165)	(156)	—	(40)
Add: Barrick Energy depreciation (Note 4)	43	102	97	$—	24
Impact of Barrick Energy	$57	$90	$118	$—	$24
J General & administrative costs
Total general & administrative costs (statement of income)	$390	$503	$432	$93	$139
Less: non-operating & non-gold general & administrative costs	(79)	(74)	(56)	(19)	(22)
Add: Other	18	26	8	3	7
Less: non-recurring items	(31)	(17)	—	(14)	—
Total general & administrative costs	$298	$438	$384	$63	$124

K Rehabilitation — accretion and amortization

Includes depreciation (note 5) on the assets related to rehabilitation provisions of our gold operations of $17 million and $88 million for the three months and year ended December 31, 2013, respectively (2012: $24 million and $91 million, respectively; 2011: $97 million) and accretion (note 11) on the rehabilitation provision of our gold operations of $14 million and $51 million for the three months and year ended December 31, 2013, respectively (2012: $11 million and $40 million, respectively; 2011: $38 million).

L Exploration and evaluation costs
Exploration and evaluation costs (statement of income)	$208	$359	$346	$54	$108
Less: exploration and evaluation costs — non-gold & NCI	(30)	(51)	(22)	(8)	(30)
Total exploration and evaluation costs — gold	$178	$308	$324	$46	$78
Exploration & evaluation costs (sustaining)	$61	$115	$92	$16	$34
Exploration and evaluation costs (non-sustaining)	117	193	232	30	44
Total exploration and evaluation costs — gold	$178	$308	$324	$46	$78
M Capital expenditures
Gold segments (Note 5)	$2,558	$3,630	$3,492	$610	$1,757
Pascua-Lama operating unit (Note 5)	2,226	2,113	1,564	635	604
Other projects — gold	120	128	290	26	29
Capital expenditures — gold	$4,904	$5,871	$5,346	$1,271	$2,390
Less: NCI portion	$(116)	$(204)	$(753)	$(22)	$(719)
Less: capitalized interest (Note 13)	(297)	(567)	(409)	(42)	(147)
Add: capitalized interest relating to copper	—	118	56	—	22
Total capital expenditures — gold	$4,491	$5,218	$4,240	$1,207	$1,546
Mine development expenditures	$1,101	$1,222	$894	$236	$353
Sustaining capital expenditures	901	1,381	1,192	251	470
Non-sustaining capital expenditures	2,489	2,615	2,154	720	723
Total capital expenditures — gold	$4,491 4,491	$5,218	$4,240	$1,207	$1,546

(1) Figures are restated for the impact of new accounting standards adopted in 2013.

Reconciliation of Copper Cost of Sales to C1 Cash Costs per pound and C3 Fully Allocated Costs per pound

	For the years			For the three months
	ended Dec. 31			ended Dec. 31
($ millions, except per pound information in dollars)	2013	2012[1]	2011	2013	2012[1]
Cost of sales	$1,091	$1,227	$915	$267	$405
Depreciation/amortization	(184)	(253)	(170)	(49)	(72)
Treatment and refinement charges	126	95	68	36	26
Corporate social responsibility costs	9	10		2	3
Less: royalties	(48)	(34)	(17)	(12)	(11)
Less: non-routine charges	5	(56)	(34)	(1)	(49)
Other metal sales	(1)	(1)	(3)	—	—
Other	—	(22)	—	—	(5)
C1 cash cost of sales	$998	$966	$759	$243	$297
Depreciation/amortization	$184	$253	$170	$49	$72
Royalties	48	34	17	12	11
Non-routine charges	(5)	56	34	1	49
Administration costs	16	9	22	3	4
Other expense (income)	16	27	21	4	18
C3 fully allocated cost of sales	$1,257	$1,345	$1,023	$312	$451
Pounds sold — consolidated basis (millions pounds)	519	472	444	134	154
C1 cash cost per pound[2]	$1.92	$2.05	$1.71	$1.81	$1.93
C3 fully allocated cost per pound[2]	$2.42	$2.85	$2.30	$2.33	$2.93

(1)    Figures are restated for the impact of new accounting standards adopted in 2013.

(2)    C1 cash costs per pound and C3 fully allocated costs per pound may not calculate based on amounts presented in this table due to rounding.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

• Income tax expense;

• Finance costs;

• Finance income; and

• Depreciation.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net earnings.

Reconciliation of Net Earnings to EBITDA

	For the years			For the three months
	ended Dec. 31			ended Dec. 31
($ millions, except per share amounts in dollars)	2013	2012[1]	2011	2013	2012[1]
Net earnings	$(10,603)	$(549)	$4,537	$(2,772)	$(3,043)
Income tax expense	617	(164)	(2,287)	(338)	(1,491)
Finance costs	589	121	147	248	31
Finance income	(9)	(11)	(13)	(2)	(2)
Depreciation	1,775	1,753	1,419	442	516
EBITDA	$(7,631)	$1,150	$3,803	$(2,422)	$(3,989)
Impairment charges	$13,206	$6,502	$235	$3,342	$6,228
Adjusted EBITDA	$5,575	$7,652	$4,038	$920	$2,239

(1) Figures are restated for the impact of new accounting standards adopted in 2013.

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

• Unrealized gains and losses on non-hedge derivative contracts;

• Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;

• Sales attributable to ore purchase arrangements; and

• Export duties.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/per pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper
For the years ended December 31	2013	2012	2011	2013	2012	2011
Sales	$10,670	$12,564	$12,255	$1,651	$1,689	$1,646
Sales applicable to non-controlling interests	(589)	(288)	(329)	—	—	—
Sales attributable to ore purchase agreement	(46)	(174)	(137)	—	—	—
Realized non-hedge gold/copper derivative (losses) gains	1	—	43	(22)	(76)	(21)
Treatment and refinement charges	6	6	8	126	95	68
Export duties	51	65	73	—	—	—
Other	—	—	—	—	(22)	—
Revenues — as adjusted	$10,093	$12,173	$11,913	$1,755	$1,686	$1,693
Ounces/pounds sold (000s ounces/millions pounds)	7,174	7,292	7,550	519	472	444
Realized gold/copper price per ounce/pound[1]	$1,407	$1,669	$1,578	$3.39	$3.57	$3.82

(1) Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Glossary of Technical Terms

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/ sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/ copper recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 149 to 156 — Summary Gold/ Copper Mineral Reserves and Mineral Resources.

MINERAL RESOURCE: See pages 149 to 156 — Summary Gold/ Copper Mineral Reserves and Mineral Resources.

MINING RATE: Tons of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold or pound of copper.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Management’s Responsibility

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

/s/ Ammar Al-Joundi
Ammar Al-Joundi
Executive Vice President
and Chief Financial Officer
Toronto, Canada
February 12, 2014

Management’s Report on Internal Control Over Financial Reporting

Barrick’s management is responsible for establishing and maintaining internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2013. Barrick’s Management used the Internal Control — Integrated Framework (1992) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2013.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2013 has been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as stated in their report which is located on pages 73—74 of Barrick’s 2013 Annual Financial Statements.

Independent Auditor’s Report

Independent Auditor’s Report

February 12, 2014

To the Shareholders of

Barrick Gold Corporation

We have completed integrated audits of Barrick Gold Corporation’s 2013 and 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Barrick Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2013, December 31, 2012 and January 1, 2012 and the consolidated statements of income, comprehensive income, cash flow and changes in equity for the years ended December 31, 2013 and December 31, 2012 and the related notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Barrick Gold Corporation as at December 31, 2013, December 31, 2012 and January 1, 2012 and its financial performance and its cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with IFRS as issued by the IASB.

Emphasis of matter

As discussed in Note 2 to the consolidated financial statements, on January 1, 2013, the entity adopted new accounting guidance, International Financial Reporting Interpretations Committee Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine. Our opinion is not modified with respect to this matter.

Report on internal control over financial reporting

We have also audited Barrick Gold Corporation’s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Barrick Gold Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

FINANCIAL STATEMENTS

Consolidated Statements of Income

		2012
Barrick Gold Corporation		(restated –
For the years ended December 31 (in millions of United States dollars, except per share data)	2013	note 2y)
Revenue (notes 5 and 6)	$12,511	$14,394
Costs and expenses
Cost of sales (notes 5 and 7)	7,243	7,257
General and administrative expenses (note 10)	390	503
Exploration and evaluation (notes 5 and 8)	208	359
Other expense (income) (note 9a)	878	303
Impairment charges (note 9b)	12,687	6,294
Loss from equity investees (note 15a)	—	12
Gain on non-hedge derivatives (note 24e)	(76)	(31)
Loss before finance items and income taxes	(8,819)	(303)
Finance items
Finance income	9	11
Finance costs (note 13)	(657)	(174)
Loss before income taxes	(9,467)	(466)
Income tax (expense) recovery (note 11)	(630)	102
Loss from continuing operations	(10,097)	(364)
Loss from discontinued operations (note 4b)	(506)	(185)
Net loss	$(10,603)	$(549)
Attributable to:
Equity holders of Barrick Gold Corporation	$(10,366)	$(538)
Non-controlling interests (note 31)	$(237)	$(11)
	$(10,603)	$(549)
Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 12)
Loss from continuing operations
Basic	$(9.65)	$(0.35)
Diluted	$(9.65)	$(0.35)
Loss from discontinued operations
Basic	$(0.49)	$(0.19)
Diluted	$(0.49)	$(0.19)
Net loss
Basic	$(10.14)	$(0.54)
Diluted	$(10.14)	$(0.54)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

		2012
Barrick Gold Corporation		(restated –
For the years ended December 31 (in millions of United States dollars)	2013	note 2y)
Net loss	$(10,603)	$(549)
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $6, $6	(68)	(37)
Realized (gains) losses and impairments on AFS financial securities, net of tax ($3), ($6)	17	34
Unrealized gains (losses) on derivative investments designated as cash flow hedges, net of tax ($7), ($20)	(63)	167
Realized (gains) losses on derivative investments designated as cash flow hedges, net of tax $73, $96	(325)	(331)
Currency translation adjustments gain (loss), net of tax $nil, $nil	(93)	35
Items that will not be reclassified to profit or loss:
Remeasurement gains (losses) of post-employment benefit obligations, net of tax ($13), $3	24	(5)
Total other comprehensive loss	(508)	(137)
Total comprehensive loss	$(11,111)	$(686)
Attributable to:
Equity holders of Barrick Gold Corporation
Continuing operations	$(10,337)	$(525)
Discontinued operations	$(537)	$(149)
Non-controlling interests	$(237)	$(12)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

		2012
Barrick Gold Corporation		(restated –
For the years ended December 31 (in millions of United States dollars)	2013	note 2y)
Operating Activities
Net loss	$(10,097)	$(364)
Adjustments for the following items:
Depreciation	1,732	1,651
Finance costs (excludes accretion)	589	121
Impairment charges (note 9b)	12,687	6,294
Income tax expense (recovery) (note 11)	630	(102)
Increase in inventory	(352)	(360)
Proceeds from settlement of hedge contracts	219	450
Gain on non-hedge derivatives (note 24e)	(76)	(31)
Gain on sale of long-lived assets/investments	(41)	(18)
Other operating activities (note 14a)	669	(283)
Operating cash flows before interest and income taxes	5,960	7,358
Interest paid	(662)	(118)
Income taxes paid	(1,109)	(1,459)
Net cash provided by operating activities from continuing operations	4,189	5,781
Net cash provided by operating activities from discontinued operations	50	202
Net cash provided by operating activities	4,239	5,983
Investing Activities
Property, plant and equipment
Capital expenditures (note 5)	(5,501)	(6,773)
Sales proceeds	50	18
Acquisitions	—	(37)
Divestitures (note 4)	522	—
Investment sales	18	168
Other investing activities (note 14b)	(262)	(311)
Net cash used in investing activities from continuing operations	(5,173)	(6,935)
Net cash used in investing activities from discontinued operations	(64)	(130)
Net cash used in investing activities	(5,237)	(7,065)
Financing Activities
Capital stock
Proceeds on exercise of stock options	1	18
Proceeds on common share offering (note 30)	2,910	—
Debt (note 24b)
Proceeds	5,414	2,000
Repayments	(6,412)	(1,393)
Dividends (note 30)	(508)	(750)
Funding from non-controlling interests (note 31)	55	505
Deposit on silver sale agreement (note 28)	—	137
Other financing activities (note 14c)	(118)	(25)
Net cash provided by financing activities from continuing operations	1,342	492
Net cash used in financing activities from discontinued operations	—	(69)
Net cash provided by financing activities	1,342	423
Effect of exchange rate changes on cash and equivalents	(17)	7
Net increase (decrease) in cash and equivalents	327	(652)
Cash and equivalents at beginning of year (note 24a)	2,097	2,749
Cash and equivalents at the end of year (note 24a)	$2,424	$2,097
Less cash and equivalents of assets classified as held for sale at the end of year	20	—
Cash and equivalents excluding assets classified as held for sale at the end of year	$2,404	$2,097

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

		As at	As at
		December 31,	January 1,
	As at	2012	2012
Barrick Gold Corporation	December 31,	(restated –	(restated –
(in millions of United States dollars)	2013	note 2y)	note 2y)
Assets
Current assets
Cash and equivalents (note 24a)	$2,404	$2,097	$2,749
Accounts receivable (note 17)	385	449	426
Inventories (note 16)	2,679	2,585	2,498
Other current assets (note 17)	421	626	876
Total current assets (excluding assets classified as held for sale)	5,889	5,757	6,549
Assets classified as held for sale	323	—	—
Total current assets	6,212	5,757	6,549
Non-current assets
Equity in investees (note 15a)	27	20	341
Other investments (note 15b)	120	78	161
Property, plant and equipment (note 18)	21,688	29,277	29,076
Goodwill (note 19a)	5,835	8,837	9,626
Intangible assets (note 19b)	320	453	569
Deferred income tax assets (note 29)	501	437	409
Non-current portion of inventory (note 16)	1,679	1,555	1,153
Other assets (note 21)	1,066	1,064	1,002
Total assets	$37,448	$47,478	$48,886
Liabilities and Equity
Current liabilities
Accounts payable (note 22)	2,165	2,267	2,085
Debt (note 24b)	179	1,848	196
Current income tax liabilities	75	41	306
Other current liabilities (note 23)	303	261	326
Total current liabilities (excluding liabilities classified as held for sale)	2,722	4,417	2,913
Liabilities classified as held for sale	162	—	—
Total current liabilities	2,884	4,417	2,913
Non-current liabilities
Debt (note 24b)	12,901	12,095	13,173
Provisions (note 26)	2,428	2,812	2,326
Deferred income tax liabilities (note 29)	2,258	2,668	4,231
Other liabilities (note 28)	976	850	689
Total liabilities	21,447	22,842	23,332
Equity
Capital stock (note 30)	20,869	17,926	17,892
Retained earnings (deficit)	(7,581)	3,269	4,562
Accumulated other comprehensive income	(69)	463	595
Other	314	314	314
Total equity attributable to Barrick Gold Corporation shareholders	13,533	21,972	23,363
Non-controlling interests (note 31)	2,468	2,664	2,191
Total equity	16,001	24,636	25,554
Contingencies and commitments (notes 16, 18 and 35)
Total liabilities and equity	$37,448	$47,478	$48,886

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ Jamie C. Sokalsky	/s/ Steven J. Shapiro
Jamie C. Sokalsky, Director	Steven J. Shapiro, Director

Consolidated Statements of Changes in Equity

		Attributable to equity holders of the company
				Accumulated
				other		Total equity	Non-
Barrick Gold Corporation	Common Shares		Retained	comprehensive		attributable to	controlling	Total
(in millions of United States dollars)	(in thousands)	Capital stock	earnings	income (loss)[1]	Other[2]	shareholders	interests	equity
At January 1, 2013 (restated — note 2y)	1,001,108	$17,926	$3,269	$463	$314	$21,972	$2,664	$24,636
Net loss	—	—	(10,366)	—	—	(10,366)	(237)	(10,603)
Total other comprehensive income (loss)	—	—	24	(532)	—	(508)	—	(508)
Total comprehensive loss	—	$—	$(10,342)	$(532)	$—	$(10,874)	$(237)	$(11,111)
Transactions with owners
Dividends	—	—	(508)	—	—	(508)	—	(508)
Issued on public equity offering	163,500	2,934	—	—	—	2,934	—	2,934
Issued on exercise of stock options	44	1	—	—	—	1	—	1
Recognition of stock option expense	—	8	—	—	—	8	—	8
Funding from non-controlling interests	—	—	—	—	—	—	55	55
Other decrease in non-controlling interests	—	—	—	—	—	—	(14)	(14)
Total transactions with owners	163,544	$2,943	$(508)	$—	$—	$2,435	$41	$2,476
At December 31, 2013	1,164,652	$20,869	$(7,581)	$(69)	$314	$13,533	$2,468	$16,001

At January 1, 2012 (restated — note 2y)	1,000,423	$17,892	$4,562	$595	$314	$23,363	$2,191	$25,554
Net loss	—	—	(538)	—	—	(538)	(11)	(549)
Total other comprehensive loss	—	—	(5)	(132)	—	(137)	—	(137)
Total comprehensive loss	—	$—	$(543)	$(132)	$—	$(675)	$(11)	$(686)
Transactions with owners
Dividends	—	—	(750)	—	—	(750)	—	(750)
Issued on exercise of stock options	685	18	—	—	—	18	—	18
Recognition of stock option expense	—	16	—	—	—	16	—	16
Funding from non-controlling interests	—	—	—	—	—	—	505	505
Other decrease in non-controlling interests	—	—	—	—	—	—	(21)	(21)
Total transactions with owners	685	$34	$(750)	$—	$—	$(716)	$484	$(232)
At December 31, 2012 (restated — note 2y)	1,001,108	$17,926	$3,269	$463	$314	$21,972	$2,664	$24,636

(1)  Includes cumulative translation adjustments as at December 31, 2013: $80 million loss (2012: $13 million).

(2)  Includes additional paid-in capital as at December 31, 2013: $276 million (December 31, 2012: $276 million) and convertible borrowings — equity component as at December 31, 2013: $38 million (December 31, 2012: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, EUR, GBP, JPY, PGK, TZS, ZAR, and ZMW are to Australian dollars, Argentinean pesos, Canadian dollars, Chilean pesos, Euros, British pound sterling, Japanese yen, Papua New Guinea kina, Tanzanian shillings, South African rand, and Zambian kwacha, respectively.

1 • Corporate Information

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are concentrated in seven operating units: Goldstrike, Cortez, Pueblo Viejo, Lagunas Norte, Veladero, North America — Other and Australia Pacific. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business unit contains producing copper mines located in Chile and Zambia and a mine under construction located in Saudi Arabia. We also have one project located in South America. We sell our gold and copper production into the world market.

2 • Significant Accounting Policies

a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. Accounting policies are consistently applied to all years presented, unless otherwise stated. Certain items have been reclassified in the current year. The prior periods have been restated to reflect the change in presentation. These consolidated financial statements were approved for issuance by the Board of Directors on February 12, 2014.

b) Basis of Preparation

Subsidiaries

These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. For non wholly-owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in joint operations, we recognize our share of any assets, liabilities, revenues and expenses of the JO.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investment in the JV is accounted for using the equity method.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss, depreciation, amortization or impairment of the fair value adjustments made at the date of acquisition, dividends, cash contributions and our share of post-acquisition movements in Other Comprehensive Income (“OCI”).

Associates

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% if we have the power to be actively involved and influential in policy decisions affecting the entity. Our share of the net assets and net income or loss is accounted for in the consolidated financial statements using the equity method of accounting.

Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2013:

	Place of business	Entity type	Economic interest[1]	Method[2]
Marigold Mine[3]	United States	JO	33%	Our share
Round Mountain Mine	United States	JO	50%	Our share
Turquoise Ridge Mine[3]	United States	JO	75%	Our share
Kalgoorlie Mine	Australia	JO	50%	Our share
Porgera Mine	Papua New Guinea	JO	95%	Our share
African Barrick Gold plc[4]	Tanzania	Subsidiary, publicly traded	73.9%	Consolidation
Pueblo Viejo[4]	Dominican Republic	Subsidiary	60%	Consolidation
Cerro Casale Project[4]	Chile	Subsidiary	75%	Consolidation
Donlin Gold Project	United States	JO	50%	Our share
Kabanga Project[5]	Tanzania	JV	50%	Equity Method

(1)  Unless otherwise noted, all of our joint arrangements are funded by contributions made by their partners in proportion to their economic interest.

(2)  For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.

(3)  We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.

(4)  We consolidate our interests in Pueblo Viejo, Cerro Casale and ABG and record a non-controlling interest for the 40%, 25% and 26.1%, respectively, that we do not own.

(5)  Our JV is an early stage exploration project and, as such, does not have any significant assets, liabilities, income, contractual commitments or contingencies. Expenses are recognized through our equity pick-up (loss). Refer to note 15 for further details.

c) Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the consolidated statement of income.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

When control of a subsidiary is acquired in stages, its carrying value prior to the acquisition of control is compared with the fair value of the identifiable net assets at that date. If fair value is greater than/less than carrying value, gain/loss is recorded in the consolidated statement of income.

d) Non-current Assets and Disposal Groups Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified as assets held for sale (“HFS”) if it is highly probable that they will be recovered primarily through sale rather than through continuing use. They are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the income statement. Once classified as held for sale, property, plant and equipment are no longer amortized. The assets and liabilities are presented as held for sale in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification. Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income/loss from discontinued operations.

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company, both operationally and for financial reporting purposes, and is expected to be recovered primarily through sale rather than continuing use.

e) Foreign Currency Translation

The functional currency of the Company, for each subsidiary of the Company, and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

• Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;

• Available-for-sale securities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in OCI;

• Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;

• Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and

• Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

f) Revenue Recognition

We record revenue when evidence exists that all of the following criteria are met:

• The significant risks and rewards of ownership of the product have been transferred to the buyer;

• Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

• The amount of revenue can be reliably measured;

• It is probable that the economic benefits associated with the sale will flow to us; and

• The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sales price is fixed at the delivery date based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment, which is also when the risks and rewards of ownership pass to the customer. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be determined. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

g) Exploration and Evaluation (“E&E”)

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures.

Cash flows attributable to capitalized exploration and evaluation expenditures are classified as investing activities in the consolidated statements of cash flow.

h) Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

i) Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

• Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

• In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

• Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

• In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalty and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes

Indirect tax recoverable is recorded at their undiscounted amount, and are disclosed as non-current if not expected to be recovered within twelve months.

j) Other Investments

Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as available-for-sale. Available-for-sale equity investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in earnings when investments are sold and are calculated using the average carrying amount of securities sold.

If the fair value of an investment declines below the carrying amount, we undertake qualitative and quantitative assessments of whether the impairment is either significant or prolonged. If an unrealized loss on an available-for-sale investment has been recognized in OCI and it is deemed to be either significant or prolonged, any cumulative loss that had been recognized in OCI is reclassified as an impairment loss in the consolidated statement of income. The reclassification adjustment is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized. If the value of a previously impaired available-for-sale equity investment subsequently recovers, additional unrealized gains are recorded in OCI and the previously recorded impairment losses are not reversed through the consolidated statement of income.

k) Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of mine site overhead costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile.

We record provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

l) Production Stage

We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or E&E expenditures that meet the criteria for capitalization.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in life of mine (“LOM”) ore; (2) the amount of ore tons mined versus total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

m) Property, Plant and Equipment

Buildings, Plant and Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Buildings, plant and equipment are depreciated over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Estimated Useful Lives of Major Asset Categories

Buildings, plant and equipment	5 — 29 years
Underground mobile equipment	5 — 7 years
Light vehicles and other mobile equipment	2 — 3 years
Furniture, computer and office equipment	2 — 3 years

Leasing Arrangements

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost.

PP&E assets acquired under finance leases are depreciated, over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term.

Mineral Properties

Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest.

i) Acquired Mining Properties

On acquisition of a mining property we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation, until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a UOP basis, whereby the denominator is estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources within that ore block or area that is considered probable of economic extraction.

If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/ copper in total accessible proven and probable reserves and the portion of resources that is considered probable of economic extraction.

iii) Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Production phase stripping costs generate a future economic benefit when the related stripping activity: (i) improves access to a component of the ore body to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan in the components of the ore body that have been made more accessible through the stripping activity. Capitalized open pit mine development costs are depreciated once the open pit has entered production and the future economic benefit is being derived.

Construction-in-Progress

Assets under construction at operating mines are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is receivable or virtually certain and the amount receivable is fixed or determinable. For business interruption the amount is only recognized when it is virtually certain or receivable as supported by receipt of notification of a minimum or proposed settlement amount from the insurance adjuster.

n) Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested annually for impairment at the beginning of the fourth quarter for all of our segments. Our copper segment was previously tested at the end of the fourth quarter. In addition, at each reporting period we assess whether there is an indication that goodwill is impaired and, if there is such an indication, we would test for goodwill impairment at that time. At the date of acquisition, goodwill is assigned to the cash generating unit (“CGU”) or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer.

The recoverable amount of an operating segment is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). A goodwill impairment is recognized for any excess of the carrying amount of the segment over its recoverable amount. Goodwill impairment charges are not reversible.

o) Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

p) Impairment of Non-Current Assets

We review and test the carrying amounts of PP&E and intangible assets with definite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of CGU, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.

The recoverable amount of a CGU is the higher of VIU and FVLCD. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal

Impairment losses for PP&E and intangible assets are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD.

q) Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

r) Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in equity are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of income.

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of income.

s) Embedded Derivatives

Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

t) Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to note 25 for further information.

u) Environmental Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/ rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statement of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statement of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

v) Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur.

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

w) Stock-Based Compensation

Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”)) and cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”)) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value using the Lattice model with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e. cost of sales, operating segment administration, corporate administration) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares at the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Employee Stock Option Plan (“ESOP”)

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest equally over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore, multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units (“RSU”)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of two and a half years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of corporate administration and operating segment administration. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units (“DSU”)

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

Performance Restricted Share Units

Under our PRSU plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units.

The value of a PRSU reflects the value of a Barrick common share and the number of shares issued is adjusted for its relative performance against certain competitors. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

Employee Share Purchase Plan

Under our ESPP plan, Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%—6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.

Both Barrick and the employee make the contributions on a bi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement; however, shares purchased with Barrick’s contributions vest one year from contribution date. All dividend income is used to purchase additional Barrick shares.

Barrick records an expense equal to its bi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to vesting, any accrual for contributions by Barrick during the year related to that employee is reversed.

x) Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employees’ annual salary. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. No funding is done on these plans and contributions for future years are required to be equal to benefit payments.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the accrued benefit obligations change during the year. We record actuarial gains and losses in OCI and retained earnings.

Our valuations are carried out using the projected unit credit method. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate is the assumption that generally has the most significant impact on our pension cost and obligation.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

y) New Accounting Standards Adopted During the Year

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation — Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition of control focuses on the need to have power over the investee, exposure to variable returns from its involvement with the investee and the ability to use its power over the investee to affect its returns. We conducted a review of all our non-wholly owned entities and structured entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of our subsidiaries and investees.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of the standard is to reflect the rights and obligations of the parties involved in the joint arrangement, regardless of whether the joint arrangement operates through a separate legal entity. Joint arrangements that are classified as joint ventures are accounted for using the equity method of accounting. Joint arrangements that are classified as joint operations require the venturers to recognize the individual assets, liabilities, revenues and expenses to which they have legal rights or are responsible. As a result of adopting IFRS 11, we have classified our interest in the Donlin Gold project as a joint operation. Our 50% interest in the project was previously accounted for using the equity method of accounting.

As a result of the change in accounting, we now recognize our share of the project’s assets, liabilities, revenue and expenses. This change in accounting was adopted as at January 1, 2013 with retrospective application by the derecognition of our equity investment and the recognition of our share of the project’s assets, liabilities, revenues and expenses.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). We have adopted IFRS 12 effective January 1, 2013. We have added additional disclosures in notes 2b, 15, 31.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. We have adopted IFRS 13 on a prospective basis. We have added additional disclosures on fair value measurement in note 25.

IAS 19 Employee Benefits

In June 2011, the IASB issued revised IAS 19. As a result we replaced interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). Adoption of revised IAS 19 did not materially impact the measurement, recognition or disclosure in our financial statements. See note 34 for further details.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activities during the production phase of surface mining when two benefits accrue to the entity as a result of the stripping: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. We have adopted IFRIC 20 effective January 1, 2013. Upon adoption of IFRIC 20, we assessed the stripping asset on the balance sheet as at January 1, 2012 and determined that there are identifiable components of the ore body with which this stripping asset can be associated, and therefore no balance sheet adjustment was required. The adoption of IFRIC 20 has resulted in increased capitalization of waste stripping costs and a reduction in our cost of sales in 2012. If we had not adopted the standard, our net income and capitalized waste stripping costs for current and comparative periods would have decreased.

For the quantitative impact of adopting IFRS 11 and IFRIC 20 on our prior year consolidated financial statements and of the impact of the discontinued operations of our energy business (note 4b), please refer to the tables below.

Adjustments to the Consolidated Balance Sheets:

	As at January 1, 2012	Adjustments for changes in accounting policy		As at January 1, 2012
	(previously stated)	IFRS 11	IFRIC 20	(restated)
Cash and equivalents	$2,745	$4	$—	$2,749
Equity in investees	440	(99)	—	341
Property, plant and equipment	28,979	97	—	29,076
Accounts payable	(2,083)	(2)	—	(2,085)
Increase in net assets		$—	$—

	As at December 31, 2012	Adjustments for changes in accounting policy		As at December 31, 2012
	(previously stated)	IFRS 11	IFRIC 20	(restated)
Cash and equivalents	$2,093	$4	$—	$2,097
Inventories	4,387	—	(247)	4,140
Equity in investees	135	(115)	—	20
Property, plant and equipment	28,717	113	447	29,277
Deferred income tax assets	443	—	(6)	437
Accounts payable	(2,265)	(2)	—	(2,267)
Deferred income tax liabilities	(2,602)	—	(66)	(2,668)
Increase in net assets		$—	$128

Adjustments to the Consolidated Statements of Income:

	2012	Adjustments for changes in accounting policy		Discontinued	2012
For the year ended December 31	(previously stated)	IFRS 11	IFRIC 20	operations[1]	(restated)
Revenue	$14,547	$—	$—	$(153)	$14,394
Cost of sales	7,654	—	(232)	(165)	7,257
Impairment charges	6,470	—	32	(208)	6,294
Other expense (income)	326	1	—	(24)	303
Loss from equity investees	(13)	1	—	—	(12)
Finance costs	(177)	—	—	3	(174)
Income tax recovery (expense)	236	—	(72)	(62)	102
Increase in net income from continuing operations		$—	$128	$185

Adjustments to the Consolidated Statements of Cash Flow:

	2012	Adjustments for changes in accounting policy		Discontinued	2012
For the year ended December 31	(previously stated)	IFRS 11	IFRIC 20	operations[1]	(restated)
Net loss	$(677)	$—	$128	$185	$(364)
Adjusted for the following items:
Depreciation	1,722	—	31	(102)	1,651
Finance costs (excludes accretion)	123	—	—	(2)	121
Impairment charges	6,470	—	32	(208)	6,294
Income tax expense (recovery)	(236)	—	72	62	(102)
Increase in inventory	(616)	—	256	—	(360)
Other operating activities	(144)	(2)	—	(137)	(283)
Net cash (provided by) used in operating activities from continuing operations		(2)	519	(202)
Capital expenditures	(6,369)	(15)	(519)	130	(6,773)
Other investing activities	(328)	17	—	—	(311)
Net cash (provided by) used in investing activities from continuing operations		2	(519)	130
Debt
Repayments	(1,462)	—	—	69	(1,393)
Net cash used in financing activities from continuing operations		—	—	69
Net decrease in cash and equivalents	(652)	—	—	—	(652)
Cash and equivalents at beginning of year	2,745	4	—	—	2,749
Cash and equivalents at end of year	$2,093	$4	$—	$—	$2,097

(1) Refer to note 4b

z) New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit and loss would generally be recorded in OCI rather than the income statement.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI (without having to adopt the remainder of IFRS 9). In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements.

IFRIC 21 Levies

In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized. We are currently assessing the impact of adopting IFRIC 21 on our consolidated financial statements.

3 • Significant Judgments, Estimates, and Assumptions

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources, form the basis for our life of mine (“LOM”) plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Refer to notes 18 and 20.

Impairment of Goodwill and Non-Current Assets

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, annually at the beginning of the fourth quarter for all of our operating segments. Calculating the estimated fair values of CGUs for non-current asset impairment tests and CGUs or groups of CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Management is also required to make a judgment with respect to which CGUs should be grouped together for goodwill testing purposes, including the assessment of operating segments, the highest level at which goodwill can be tested. Refer to note 2n, note 2p and note 20 for further information.

Capitalization of Exploration and Evaluation Costs

Management has determined that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable. Management’s criteria for assessing the economic recoverability of these costs is disclosed in note 2g.

Production Stage of a Mine

The determination of the date on which a mine enters the production stage is a significant judgment since capitalization of certain costs ceases upon entering production. As a mine is constructed, costs incurred are capitalized and proceeds from mineral sales are offset against the capitalized costs. This continues until the mine is available for use in the manner intended by management, which requires significant judgment in its determination. Refer to note 2l for further information on the criteria used to make this assessment.

Provisions for Environmental Rehabilitation

Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2u and 26 for further information.

Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. A number of these estimates require management to make estimates of future taxable profit, and the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to note 2i, note 11 and note 29 for further information.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements. Refer to note 35 for more information.

Pascua-Lama Suspension Costs

As a result of our decision to suspend the construction of our Pascua-Lama project, significant judgment and estimation has been used in determining our accrued liabilities, including: demobilization, contract claims, severance and VAT refunds previously received in Chile.

For contractors, it is necessary to estimate accruals for work completed but not yet invoiced based on subjective assessments of the stage of completion of their work in relation to invoices rendered; and for costs arising from existing contracts for legal or constructive obligations arising from our demobilization actions. For employees it is necessary to estimate accruals for termination obligations that have been incurred in accordance with our detailed, formal demobilization plan. In addition, we have received VAT refunds in Chile related to Pascua-Lama of $429 million that will require repayment should the project not come into production, which has not been accrued as the suspension is considered temporary.

Joint Arrangements

Judgment is required to determine when we have joint control, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. We have determined that the relevant activities for our joint arrangements are those relating to the operating and capital decisions of the arrangement, such as: the approval of the LOM plan, and appointing, remunerating and terminating the key management personnel of the joint arrangement.

Judgment is also required to classify a joint arrangement. Classifying the arrangement requires us to assess our rights and obligations arising from the arrangement. Specifically, it considers:

• The structure of the joint arrangement — whether it is structured through a separate vehicle

• When the arrangement is structured through a separate vehicle, we also consider the rights and obligations arising from:

• The legal form of the separate vehicle

• The terms of the contractual arrangement

• Other facts and circumstances (when relevant)

This assessment often requires significant judgment, and a different conclusion on joint control and also whether the arrangement is a JO or a JV, may materially impact the accounting. Donlin Gold is a joint arrangement which is structured through a separate vehicle, being an LLC, however the terms of the contractual arrangement indicate that we have rights to our share of the assets, liabilities, revenues and expenses of the mine and therefore concluded that it was a joint operation and as such, we recorded our share of assets and liabilities of Donlin Gold.

Refer to note 27 for a summary of our key financial risks.

Other Notes to the Financial Statements

	Note	Page
Divestitures	4	98
Segment information	5	99
Revenue	6	102
Cost of sales	7	102
Exploration and evaluation	8	104
Other expenses	9	104
General and administrative expenses	10	104
Income tax expense (recovery)	11	104
Earnings (loss) per share	12	106
Finance costs	13	106
Cash flow — other items	14	106
Investments	15	107
Inventories	16	108
Accounts receivable and other current assets	17	109
Property, plant and equipment	18	110
Goodwill and other intangible assets	19	111
Impairment of goodwill and non-current assets	20	112
Other assets	21	117
Accounts payable	22	117
Other current liabilities	23	117
Financial instruments	24	117
Fair value measurements	25	127
Provisions	26	130
Financial risk management	27	130
Other non-current liabilities	28	134
Deferred income taxes	29	135
Capital stock	30	137
Non-controlling interests	31	138
Remuneration of key management personnel	32	139
Stock-based compensation	33	139
Post-retirement benefits	34	141
Contingencies	35	145

4 • Divestitures

a) Disposition of Yilgarn South assets

On September 30, 2013, we recorded the sale of Yilgarn South assets, which are comprised of Granny Smith, Lawlers and Darlot mines from our Australia Pacific operating unit for total proceeds of $266 million, consisting of $135 million in cash and $131 million in Gold Fields Limited shares (“GFL”). We measured GFL shares using the quoted market price at September 30, 2013 and there are no restrictions on when we can divest these shares. As a result of this sale, we recognized a gain of $11 million for the year ended December 31, 2013.

b) Disposition of Barrick Energy

On July 31, 2013, we closed the sale of Barrick Energy for total proceeds of $435 million, consisting of $387 million in cash and a future royalty valued at $48 million. As a result of the sale, we recognized a loss of $519 million for the year ended December 31, 2013 representing the difference between the net proceeds and our carrying value.

The condensed statements of income for Barrick Energy for the years ended December 31, 2013 and 2012, which has been disclosed as a discontinued operation in the consolidated statements of income, are as follows:

For the years ended December 31	2013	2012
Revenue	$93	$153
Cost of sales[1]	79	165
Loss on remeasurement/impairment	519	208
Other expense	13	24
Loss before finance items and income taxes	(518)	(244)
Finance items	(1)	(3)
Loss before income taxes	(519)	(247)
Income tax recovery	13	62
Net loss	$(506)	$(185)

(1) Includes depreciation of $43 million for the year ended December 31, 2013 (2012: $102 million).

c) Assets and liabilities classified as held for sale

On January 31, 2014, we completed the sale of our Plutonic mine, part of our Australia Pacific operating unit, for total cash consideration of A$25 million. As at December 31, 2013, the assets and liabilities of Plutonic were written down to their realizable value, resulting in a loss of $17 million and have been presented as held for sale on the consolidated balance sheet.

On January 22, 2014, we announced we had agreed to divest our Kanowna mine, part of our Australia Pacific operating unit, for total cash consideration of A$75 million, subject to certain closing adjustments. The transaction is expected to close in March 2014. Based on the expected proceeds of this transaction, we have reversed $66 million of impairment losses that we had recorded against Kanowna in second quarter 2013. As at December 31, 2013, the assets and liabilities of Kanowna have been presented as held for sale on the consolidated balance sheet.

On February 4, 2014, we announced we had agreed to divest our minority interest in the Marigold mine, part of our North America — Other operating unit for total cash consideration of $86 million, subject to certain closing adjustments. The transaction is expected to close in April 2014. As at December 31, 2013, the assets and liabilities of Marigold were written down to their realizable value, resulting in a loss of $60 million and have been presented as held for sale on the consolidated balance sheet.

5 • Segment Information

In the fourth quarter 2013, we reorganized our operating structure and as a result, we are now organized into ten Operating Units: five individual gold mines, two gold mine portfolios, one publicly traded gold company, a global copper business, and one project. Barrick’s CODM reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at an Operating Unit level. Therefore, these Operating Units are operating segments for financial reporting purposes. We have restated our prior period results to conform to the current presentation. See note 19 for details regarding goodwill reallocation.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, operating segment administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statements of Income Information

		Cost of sales			Other	Segment
		Direct mining		Exploration &	expenses	income
For the year ended December 31, 2013	Revenue	& royalties	Depreciation	evaluation	(income)[1]	(loss)
Gold
Goldstrike	$1,252	$544	$112	$—	$10	$586
Cortez	1,938	309	321	3	11	1,294
Pueblo Viejo	979	420	139	—	(4)	424
Lagunas Norte	839	216	54	3	18	548
Veladero	941	398	168	6	63	306
North America — Other	1,205	693	202	7	22	281
Australia Pacific	2,621	1,351	324	26	16	904
ABG	937	580	160	17	60	120
Copper[2]	1,653	903	188	—	77	485
Pascua-Lama	—	—	3	—	546	(549)
	$12,365	$5,414	$1,671	$62	$819	$4,399

Consolidated Statements of Income Information

		Cost of sales			Other	Segment
		Direct mining		Exploration &	expenses	income
For the year ended December 31, 2012 (restated)	Revenue	& royalties	Depreciation	evaluation	(income)[1]	(loss)
Gold
Goldstrike	$1,969	$617	$113	$13	$(7)	$1,233
Cortez	2,238	314	289	25	7	1,603
Pueblo Viejo	—	—	—	—	—	—
Lagunas Norte	1,245	238	58	5	15	929
Veladero	1,230	392	194	7	32	605
North America — Other	1,515	686	176	9	13	631
Australia Pacific	3,233	1,627	319	54	47	1,186
ABG	1,081	632	162	29	37	221
Copper[2]	1,690	974	253	14	57	392
Pascua-Lama	—	—	3	—	79	(82)
	$14,201	$5,480	$1,567	$156	$280	$6,718

(1) Other expenses include accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2013, accretion expense was $51 million (2012: $37 million). Refer to note 9a for detail of other expenses. Pascua-Lama other expenses include $235 million in severance and demobilization costs and $65 million in project care and maintenance costs.

(2) The Copper segment includes exploration and evaluation expense and losses from equity investees that hold copper projects.

Reconciliation of Segment Income to Loss from Continuing Operations Before Income Taxes

		2012
For the years ended December 31	2013	(restated)
Segment income	$4,399	$6,718
Other revenue[1]	146	193
Other cost of sales/amortization[1]	(158)	(210)
Exploration not attributable to segments	(129)	(212)
Evaluation not attributable to segments	(17)	(3)
General and administrative expenses	(390)	(503)
Other expense not attributable to segments	(110)	(60)
Impairment charges not attributable to segment	(12,687)	(6,294)
Finance income	9	11
Finance costs (includes non-segment accretion)	(606)	(137)
Unrealized gain on non-hedge derivatives	76	31
Loss before income taxes	$(9,467)	$(466)

(1) Other revenue and cost of sales represents revenue from Pierina, which is not part of any of our operating segments. Pierina entered closure in 2013.

Geographic Information

	Non-current assets			Revenue[2]
	As at Dec. 31,	As at Dec. 31,	As at Jan. 1,
	2013	2012 (restated)	2012 (restated)	2013	2012
United States	$7,014	$6,658	$5,774	$4,117	$5,373
Zambia	1,036	973	5,153	666	566
Chile	3,998	6,072	5,111	987	1,124
Dominican Republic	4,836	4,799	3,638	979	—
Argentina	2,425	4,427	2,893	941	1,230
Tanzania	1,549	2,325	2,099	937	1,081
Canada	448	1,294	1,405	278	349
Saudi Arabia	741	1,550	1,611	—	—
Australia	997	1,632	1,485	1,962	2,520
Papua New Guinea	672	1,218	1,017	659	713
Peru	734	785	602	985	1,438
Other	—	—	121	—	—
Unallocated[1]	6,786	9,988	11,428	—	—
Total	$31,236	$41,721	$42,337	$12,511	$14,394

(1) Unallocated assets include goodwill, deferred tax assets and certain financial assets. Goodwill is not allocated on a country basis as it is allocated on an operating segment basis, which could be across multiple countries.

(2) Presented based on the location from which the product originated.

Asset Information1

	Total assets			Segment capital expenditures[2]
				For the year	For the year
	As at Dec. 31,	As at Dec. 31,	As at Jan. 1,	ended Dec. 31,	ended Dec. 31,
	2013	2012 (restated)	2012 (restated)	2013	2012 (restated)
Gold
Goldstrike	$2,222	$1,876	$1,475	$474	$453
Cortez	3,042	2,938	2,693	396	502
Pueblo Viejo	4,836	4,799	3,638	169	1,067
Lagunas Norte	614	534	405	145	162
Veladero	634	1,058	1,041	208	196
North America — Other	1,525	1,696	1,449	341	355
Australia Pacific	1,669	2,869	2,521	438	568
ABG	1,515	2,295	2,079	387	327
Copper	3,018	3,799	8,149	405	859
Pascua-Lama	2,593	6,270	3,913	2,226	2,113
Segment total	$21,668	$28,134	$27,363	$5,189	$6,602
Cash and equivalents	2,404	2,097	2,749	—	—
Other current assets	3,485	3,660	3,800	—	—
Equity in investees	—	—	209	—	—
Other investments	120	78	161	—	—
Intangible assets	320	453	569	—	—
Deferred income tax assets	501	437	409	—	—
Assets of held for sale	323	—	—	—	—
Goodwill	5,835	8,837	9,626	—	—
Other items not allocated to segments[3]	2,792	3,782	4,000	120	265
Total	$37,448	$47,478	$48,886	$5,309	$6,867

(1) Liabilities are not provided to the CODM on a segment basis and have therefore been excluded from segment disclosures.

(2) Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. In 2013, cash expenditures were $5,501 million (2012: $6,773 million) and the decrease in accrued expenditures was $192 million (2012: $94 million increase).

(3) Primarily relates to long lived assets at Cerro Casale, Pierina and Barrick Energy (2012 and 2011).

6 • Revenue

For the years ended December 31	2013	2012
Gold bullion sales[1]
Spot market sales	$10,427	$12,241
Concentrate sales	243	323
	$10,670	$12,564
Copper sales[1]
Copper cathode sales	$987	$1,123
Concentrate sales	664	566
	$1,651	$1,689
Other metal sales[2]	$190	$141
Total	$12,511	$14,394

(1) Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 24d).

(2) Revenues include the sale of by-products for our gold and copper mines.

Principal Products

All of our gold mining operations produce gold in doré form, except Bulyanhulu and Buzwagi which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. At our Zaldívar mine we produce copper cathode, which consists of 99.9% copper.

Revenue

Revenue is presented net of direct sales taxes of $51 million (2012: $65 million). Incidental revenues from the sale of by-products, primarily copper and silver at our gold mines, are classified within other metal sales.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2013 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

			Impact on net
			income before
			taxation of 10%
	Volumes subject to		movement in
	final pricing		market price $M
As at December 31	2013	2012	2013	2012
Copper pounds (millions)	63	64	$21	$23
Gold ounces (000s)	19	28	3	5

For the year ended December 31, 2013, our provisionally priced copper sales included provisional pricing losses of $9 million (2012: $10 million gain) and our provisionally priced gold sales included provisional pricing losses of $10 million (2012: $3 million gain).

At December 31, 2013, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $3.34/lb (2012: $3.59/lb) and $1,349/oz (2012: $1,688/oz), respectively. The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7 • Cost of Sales

		2012
For the years ended December 31	2013	(restated)
Direct mining cost[1,2,3]	$5,190	$5,232
Depreciation	1,732	1,651
Royalty expense	321	374
Total	$7,243	$7,257

(1) Direct mining cost includes charges to reduce the cost of inventory to net realizable value of $46 million (2012: $74 million).

(2) Direct mining cost includes the costs of extracting by-products.

(3) Includes employee costs of $1,737 million (2012: $1,681 million).

Cost of Sales

Cost of sales consists of direct mining costs (which include personnel costs, certain general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third-party smelting and transport fees), and depreciation related to sales and royalty expenses. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold and royalty expense for the period. Costs also include any impairment to reduce inventory to its net realizable value.

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

• Net profits interest (NPI) royalty to other than a government,

• Modified net smelter return (NSR) royalty,

• Net smelter return sliding scale (NSRSS) royalty,

• Gross proceeds sliding scale (GPSS) royalty,

• Gross smelter return (GSR) royalty,

• Net value (NV) royalty,

• Land tenement (LT) royalty, and a

• Gold revenue royalty.

Royalty expense is recorded on completion of the production or sales process.

Producing mines and
capital projects	Type of royalty
Goldstrike	0%–5% NSR, 0%–6% NPI
Cortez	1.5% GSR
Cortez — Pipeline/South Pipeline deposit	0.4%–9% GSR
Cortez — portion of Pipeline/South Pipeline deposit	5% NV
Pueblo Viejo	3.2% NSR (for gold & silver)
Lagunas Norte	2.51% NSR
Veladero	3.75% gross proceeds
North America — Other
Williams	1.5% NSR, 0.75%–1% NV
David Bell	3%–3.5% NSR
Hemlo — Interlake property	50% NPI, 3% NSR
Round Mountain	3.53%–6.35% NSRSS
Bald Mountain	3.5%–7% NSRSS,
2.9%–4% NSR, 10% NPI
Ruby Hill	3% modified NSR
Australia Pacific
Porgera	2% NSR, 0.25% other
Western Australia production[1]	2.5% of gold revenue
Cowal	4% of net gold revenue
African Barrick Gold
Bulyanhulu	4% NSR
Tulawaka	4% NSR
North Mara — Nyabirama and Nyabigena pit	4% NSR, 1% LT
North Mara — Gokona pit	4% NSR, 1.1% LT
Buzwagi	4% NSR, 30% NPI[2]
Copper
Lumwana	6% GSR
Kabanga	4% NSR
Pascua-Lama Project —
Chile gold production	1.4%–9.6% GPSS
Pascua-Lama Project —
Chile copper production	1.9% NSR
Pascua-Lama Project —
Argentina production	3% modified NSR
Other
Cerro Casale	3% NSR (capped at $3 million cumulative)
Donlin Gold Project	1.5% NSR (first 5 years),
4.5% NSR (thereafter),
8.0% NPI[3]

(1) Includes the Kalgoorlie, Kanowna and Plutonic mines.

(2) The NPI is calculated as a percentage of profits realized from the Buzwagi mine after all capital, exploration, and development costs and interest incurred in relation to the Buzwagi mine have been recouped and all operating costs relating to the Buzwagi mine have been paid. No amount is currently payable.

(3) The NPI is calculated as a percentage of profits realized from the mine until all funds invested to date with interest at an agreed upon rate are recovered. No amount is currently payable.

8 • Exploration and Evaluation

		2012
For the years ended December 31	2013	(restated)
Exploration:
Minesite exploration	$51	$82
Global programs	128	211
	$179	$293
Evaluation costs	29	66
Exploration and evaluation expense[1]	$208	$359

(1) Approximates the impact on operating cash flow.

9 • Other Expenses

a) Other Expense (Income)

		2012
For the years ended December 31	2013	(restated)
Corporate social responsibility	$89	$83
Changes in estimate of rehabilitation costs at closed mines or mines in closure	100	39
World Gold Council fees	7	14
Currency translation losses[1]	180	73
Severance and demobilization costs — Pascua-Lama	235	—
Severance — other	26	2
Project care and maintenance costs — Pascua-Lama	65	—
Project care and maintenance costs — Jabal Sayid	52	—
Pension and other post-retirement benefit expense (recovery)	3	(17)
Gain on sale of long-lived assets/investments	(41)	(18)
Other income	(48)	(32)
Other expensed items	210	159
Total	$878	$303

(1) Primarily relates to currency translation losses on working capital balances.

b) Impairment Charges

For the years ended December 31	2013	2012
Impairment of long-lived assets[1]	$9,734	$5,075
Impairment of other intangibles[1]	112	169
Impairment of other investments[1]	—	206
Impairment of goodwill[1]	2,815	798
Impairment of available-for-sale investments	26	46
Total	$12,687	$6,294

(1) Refer to note 20 for further details.

10 • General and Administrative Expenses

In 2013, we amended the presentation of Corporate Administration to include certain general administrative expenditures related to management of our operating unit offices, which were previously classified within other expense. As a result of the amended presentation, general and administrative expenses now include corporate administration costs and operating segment administration costs.

		2012
For the years ended December 31	2013	(restated)
Corporate administration	$192	$274
Operating segment administration	198	229
Total[1]	$390	$503

(1) Includes employee costs of $241 million (2012: $295 million)

11 • Income Tax Expense (Recovery)

		2012
For the years ended December 31	2013	(restated)
Tax on profit
Current tax
Charge for the year	$1,106	$1,422
Adjustment in respect of prior years	(5)	(67)
	$1,101	$1,355
Deferred tax
Origination and reversal of temporary differences in the current year	$(517)	$(1,545)
Adjustment in respect of prior years	46	88
	$(471)	$(1,457)
Income tax expense (recovery)	$630	$(102)
Tax expense related to continuing operations
Current
Canada	$(6)	$10
International	1,107	1,345
	$1,101	$1,355
Deferred
Canada	$(11)	$14
International	(460)	(1,471)
	$(471)	$(1,457)
Income tax expense (recovery)	$630	$(102)

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2013 and 2012, tax expense of $49 and $46 million respectively primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. These losses and gains are included within deferred tax expense/recovery.

Reconciliation to Canadian Statutory Rate

		2012
For the years ended December 31	2013	(restated)
At 26.5% statutory rate	$(2,509)	$(123)
Increase (decrease) due to:
Allowances and special tax deductions[1]	(181)	(272)
Impact of foreign tax rates[2]	(169)	(475)
Expenses not tax deductible	111	47
Goodwill impairment charges not tax deductible	837	322
Impairment charges not recognized in deferred tax assets	1,699	119
Net currency translation losses on deferred tax balances	49	46
Current year tax losses not recognized in deferred tax assets	183	72
Pueblo Viejo SLA amendment	384	—
Non-recognition of US AMT credits	48	—
Adjustments in respect of prior years	5	21
Impact of tax rate changes	—	(22)
Amendment in Australia	—	(58)
Foreign tax assessment	—	(19)
Impact of functional currency changes	—	16
Other withholding taxes	64	43
Mining taxes	134	175
Other items	(25)	6
Income tax expense (recovery)	$630	$(102)

(1) We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.

(2) We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Amounts in 2012 included the impact of impairments in a high tax jurisdiction.

Pueblo Viejo Special Lease Agreement (SLA) Amendment

In third quarter 2013, the Pueblo Viejo Special Lease Agreement (SLA) Amendment was substantively enacted. The amendment included the following items: Elimination of a 10 percent return embedded in the initial capital investment for purposes of the net profits tax (NPI); An extension of the period over which Pueblo Viejo will recover its capital investment; A delay of application of NPI deductions; A reduction of the depreciation rates; and the establishment of a graduated minimum tax.

The tax impact of the amendment is a charge of $384 million, comprised of current tax and deferred tax expense, including $36 million of graduated minimum tax related to 2012 sales proceeds.

Non-Recognition of US Alternative Minimum Tax (AMT) Credits

In fourth quarter 2013, we recorded a deferred tax expense of $48 million related to US AMT credits which are not probable to be realized based on our current life of mine plans.

Tax Rate Changes

In second quarter 2012, a tax rate change was enacted in the province of Ontario, Canada, resulting in a deferred tax recovery of $11 million.

In third quarter 2012, a tax rate change was enacted in Chile, resulting in a current tax expense of $4 million and deferred tax recovery of $15 million.

Amendment in Australia

In fourth quarter 2012, amendments were made to prior year tax returns for one of our Australian consolidated tax groups, based on updated tax pool amounts from the time of the consolidation election. These amendments resulted in a current tax recovery of $44 million and a deferred tax recovery of $14 million.

Foreign Income Tax Assessment

In second quarter 2012, a foreign income tax assessment was received which resulted in a current tax recovery of $19 million.

Functional Currency Changes

In fourth quarter 2012, we received approval to prepare certain of our Papua New Guinea tax returns using a US dollar functional currency effective January 1, 2012. This approval resulted in a one-time deferred tax expense of $16 million. Going forward, the material Papua New Guinea tax return will now be fled using a US dollar functional currency.

12 • Earnings (Loss) per Share

For the years ended December 31	2013		2012 (restated)
($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted
Loss from continuing operations	$(10,097)	$(10,097)	$(364)	$(364)
Loss from discontinued operations	(506)	(506)	(185)	(185)
Loss attributable to non-controlling interests	237	237	11	11
Net loss attributable to equity holders of Barrick Gold Corporation	$(10,366)	$(10,366)	$(538)	$(538)
Weighted average shares outstanding	1,022	1,022	1,001	1,001
Stock options	—	—	—	—
	1,022	1,022	1,001	1,001
Loss per share data attributable to the equity holders of Barrick Gold Corporation
Loss from continuing operations	$(9.65)	$(9.65)	$(0.35)	$(0.35)
Loss from discontinued operations	$(0.49)	$(0.49)	$(0.19)	$(0.19)
Net loss	$(10.14)	$(10.14)	$(0.54)	$(0.54)

13 • Finance Costs

For the years ended December 31	2013	2012
Interest	$775	$675
Amortization of debt issue costs	22	17
Income on interest rate hedges	(1)	(4)
Interest capitalized[1]	(297)	(567)
Accretion	68	53
Debt extinguishment fees	90	—
Total	$657	$174

(1) For the year ended December 31, 2013, the general capitalization rate was 5.00% (2012: 5.30%)

14 • Cash Flow — Other Items

a) Operating Cash Flows — Other Items

		2012
For the years ended December 31	2013	(restated)
Adjustments for non-cash income statement items:
Currency translation losses (note 9a)	$180	$73
RSU expense	(1)	29
Stock option expense	8	16
Change in estimate of rehabilitation provisions at closed mines or mines in closure	100	39
Inventory impairment charges (note 16)	46	74
Accretion	68	53
Cash flow arising from changes in:
Derivative assets and liabilities	(269)	(38)
Other current assets	(22)	18
Value added tax recoverable	(53)	7
Accounts receivable	28	(31)
Other current liabilities	(60)	(14)
Prepaid assets	253	(113)
Accounts payable and accrued liabilities	429	103
Other assets and liabilities	18	(401)
Contingent consideration related to the acquisition of the additional 40% of the Cortez property	—	(50)
Settlement of rehabilitation obligations	(56)	(48)
Other net operating activities	$669	$(283)

b) Investing Cash Flows — Other Items

		2012
For the years ended December 31	2013	(restated)
Value added tax recoverable on project capital expenditures	$(237)	$(281)
Proceeds from settlement of hedge contracts	20	15
Other	(45)	(45)
Other net investing activities	$(262)	$(311)
Investing cash flow includes payments for:
Capitalized interest (note 24)	$394	$547

c) Financing Cash Flows — Other Items

		2012
For the years ended December 31	2013	(restated)
Financing fees on long-term debt	$(32)	$(22)
Debt extinguishment fees	(90)	—
Derivative settlements	4	(3)
Other net financing activities	$(118)	$(25)

15 • Investments

a) Equity Accounting Method Investment Continuity

	Highland Gold	Reko Diq	Kabanga	Total
At January 1, 2012 (restated)	$209	$121	$11	$341
Loss from equity investees	—	(11)	(1)	(12)
Funds invested	—	10	10	20
Impairment charges	—	(120)	—	(120)
Transfer to other investments	(209)	—	—	(209)
At December 31, 2012 (restated)	$—	$—	$20	$20
Funds invested	—	—	7	7
At December 31, 2013	$—	$—	$27	$27
Publicly traded	Yes	No	No

b) Other Investments

	As at Dec. 31, 2013		As at Dec. 31, 2012		As at Jan. 1, 2012
		Cumulative		Cumulative		Cumulative
	Fair value[1]	losses in AOCI	Fair value[1]	gains in AOCI	Fair value[1]	gains in OCI
Available-for-sale securities	$120	$(32)	$78	$22	$161	$25

(1) Refer to note 25 for further information on the measurement of fair value.

Gains on Investments Recorded in Earnings

For the years ended December 31	2013	2012
Gains realized on sales	$6	$6
Cash proceeds from sales	18	46

16 • Inventories

	Gold			Copper
		As at			As at
	As at	Dec. 31,	As at	As at	Dec. 31,	As at
	Dec. 31,	2012	Jan. 1,	Dec. 31,	2012	Jan. 1,
	2013	(restated)	2012	2013	(restated)	2012
Raw materials
Ore in stockpiles	$1,835	$1,703	$1,401	$236	$273	$189
Ore on leach pads	334	292	335	320	298	247
Mine operating supplies	1,027	956	757	151	140	128
Work in process	209	322	371	6	6	6
Finished products
Gold doré	177	108	111	—	—	—
Copper cathode	—	—	—	12	11	14
Copper concentrate	—	—	—	47	26	89
Gold concentrate	4	5	3	—	—	—
	$3,586	$3,386	$2,978	$772	$754	$673
Non-current ore in stockpiles[1]	(1,477)	(1,314)	(980)	(202)	(241)	(173)
	$2,109	$2,072	$1,998	$570	$513	$500

(1) Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

		2012
For the years ended December 31	2013	(restated)
Inventory impairment charges	$53	$74
Inventory impairment charges reversed	(7)	—

Ore on Leach Pads

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain, Ruby Hill and Marigold mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is regularly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2013, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $753 per ounce and $1.28 per pound, respectively (2012: $788 per ounce of gold and $1.15 per pound of copper and January 1, 2012: $653 per ounce and $1.03 per pound). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2014 to 2026 and for copper in 2028. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Ore in Stockpiles

		As at	As at
	As at	Dec. 31,	Jan. 1,
	Dec. 31,	2012	2012
	2013	(restated)	(restated)
Gold
Goldstrike	$656	$545	$525
Pueblo Viejo	271	190	55
Porgera	259	251	149
Cortez	203	209	192
Cowal	129	113	90
Kalgoorlie	104	100	99
Buzwagi	43	81	59
North Mara	42	53	75
Lagunas Norte	37	24	22
Veladero	35	34	30
Turquoise Ridge	17	15	15
Round Mountain	5	35	47
Other	34	53	43
Copper
Zaldívar	140	152	175
Jabal Sayid	54	53	—
Lumwana	42	68	14
	$2,071	$1,976	$1,590

Ore on Leachpads

		As at	As at
	As at	Dec. 31,	Jan. 1,
	Dec. 31,	2012	2012
	2013	(restated)	(restated)
Gold
Veladero	$178	$115	$128
Cortez	56	22	12
Bald Mountain	38	68	61
Round Mountain	29	15	17
Lagunas Norte	18	10	15
Ruby Hill	9	20	9
Pierina	6	15	71
Marigold	—	27	22
Copper
Zaldívar	320	298	247
	$654	$590	$582

Purchase Commitments

At December 31, 2013, we had purchase obligations for supplies and consumables of approximately $1,221 million (2012: $1,859 million).

17 • Accounts Receivable and Other Current Assets

	As at	As at	As at
	Dec. 31,	Dec. 31,	Jan. 1,
	2013	2012	2012
Accounts receivable
Amounts due from concentrate sales	$162	$139	$99
Amounts due from copper cathode sales	84	122	107
Other receivables	139	188	220
	$385	$449	$426
Other current assets
Derivative assets (note 24f)	$37	$124	$507
Goods and services taxes recoverable[1]	262	226	194
Prepaid expenses	81	239	123
Other	41	37	52
	$421	$626	$876

(1)   Primarily includes VAT and fuel tax receivables of $91 million in Tanzania, $86 million in Argentina, $24 million in Chile, and $15 million in Peru (Dec. 31, 2012: $26 million, $82 million, $50 million, and $9 million, Jan. 1, 2012: $22 million, $80 million, $43 million, and $8 million).

18 • Property, Plant and Equipment

		Mining	Mining
		property	property
		costs	costs not
	Buildings, plant	subject to	subject to	Oil and gas
	and equipment	depreciation[1,3]	depreciation[1,2]	properties[4]	Total
At January 1, 2013
Net of accumulated depreciation	$3,829	$8,722	$15,863	$863	$29,277
Adjustment on currency translation	—	—	—	(28)	(28)
Additions	151	630	4,420	7	5,208
Capitalized interest	—	—	295	—	295
Disposals	(531)	4	(5)	(799)	(1,331)
Depreciation	(848)	(1,052)	—	(43)	(1,943)
Impairment charges	(1,046)	(1,524)	(7,078)	—	(9,648)
Transfers[5]	4,691	1,867	(6,539)	—	19
Assets held for sale	(36)	(96)	(29)	—	(161)
At December 31, 2013	$6,210	$8,551	$6,927	$—	$21,688
At December 31, 2013
Cost	$13,817	$20,769	$16,602	$—	$51,188
Accumulated depreciation and impairments	(7,607)	(12,218)	(9,675)	—	(29,500)
Net carrying amount — December 31, 2013	$6,210	$8,551	$6,927	$—	$21,688

		Mining	Mining
		property	property
		costs	costs not
	Buildings, plant	subject to	subject to	Oil and gas
	and equipment	depreciation[1,3]	depreciation[1,2]	properties[4]	Total
At January 1, 2012 (restated)
Cost	$9,519	$17,036	$14,456	$1,281	$42,292
Accumulated depreciation and impairments	(5,838)	(7,022)	(89)	(267)	(13,216)
Net carrying amount — January 1, 2012 (restated)	$3,681	$10,014	$14,367	$1,014	$29,076
Adjustment on currency translation	—	—	—	22	22
Additions	203	1,464	5,060	137	6,864
Capitalized interest	—	—	558	—	558
Disposals	(15)	—	(12)	(2)	(29)
Acquisitions	—	—	—	—	—
Depreciation	(731)	(1,070)	—	(101)	(1,902)
Impairment charges	(9)	(2,559)	(2,508)	(207)	(5,283)
Transfers[5]	700	873	(1,602)	—	(29)
At December 31, 2012 (restated)	$3,829	$8,722	$15,863	$863	$29,277
At December 31, 2012 (restated)
Cost	$10,371	$19,373	$18,460	$1,416	$49,620
Accumulated depreciation and impairments	(6,542)	(10,651)	(2,597)	(553)	(20,343)
Net carrying amount — December 31, 2012 (restated)	$3,829	$8,722	$15,863	$863	$29,277

(1)         Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.

(2)         Assets not subject to depreciation includes construction-in-progress, projects and acquired mineral resources and exploration potential at operating mine sites and development projects.

(3)         Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.

(4)         Represents Barrick Energy which was divested in July 2013 (refer to note 4b).

(5)         Primarily relates to long-lived assets that are transferred to PP&E on commissioning of the mine. The Pueblo Viejo mine entered commercial production in early 2013. As a result, all mining property costs not subject to depreciation related to Pueblo Viejo ($4.6 billion at December 31, 2012) were transferred to mining property costs subject to depreciation in January 2013.

a) Mineral Property Costs Not Subject to Depreciation

		Carrying	Carrying
	Carrying	amount at	amount at
	amount at	Dec. 31,	Jan. 1,
	Dec. 31,	2012	2012
	2013	(restated)	(restated)
Construction-in-progress[1]	$1,870	$1,590	$1,314
Acquired mineral resources and exploration potential	272	370	2,639
Projects
Pascua-Lama	2,053	5,861	3,749
Pueblo Viejo[2,3]	—	4,596	3,554
Cerro Casale[2]	1,920	1,836	1,732
Jabal Sayid	687	1,497	1,282
Donlin Gold	125	113	97
	$6,927	$15,863	$14,367

(1) Represents assets under construction at our operating mine sites

(2) Amounts are presented on a 100% basis and include our partner’s non-controlling interest

(3) In first quarter 2013, the property, plant and equipment balance of Pueblo Viejo was transferred out of project capital as a result of entering production

b) Changes in Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves for each mineral property. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, whereby the denominator is estimated recoverable ounces of gold/ pounds of copper. The effect of changes in estimated recoverable ounces of gold/pounds of copper based on a $1,500 gold price assumption on amortization expense for 2013 was a $45 million decrease (2012: $51 million decrease). The price for the 2014 LOM plans has been determined on a $1,100 per ounce of gold for the first five years and $1,300 per ounce thereafter, which we will use to calculate amortization expense.

c) Capital Commitments and Operating Leases

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $249 million at December 31, 2013 (2012: $1,800 million) for construction activities at our capital projects.

Operating leases are recognized as an operating cost in the consolidated statement of income on a straight-line basis over the lease term. At December 31, 2013, we have operating lease commitments totaling $233 million, of which $26 million is expected to be paid within a year, $106 million is expected to be paid within two to five years and the remaining amount to be paid beyond five years.

19 • Goodwill and Other Intangible Assets

a) Goodwill

	Gold
	North		South		Capital		Barrick
	America	Australia	America	ABG	Projects	Copper	Energy	Total
Opening balance January 1, 2012	$2,376	$1,480	$441	$179	$809	$4,249	$92	$9,626
Additions	—	—	—	6	—	—	—	6
Other[1]	—	—	—	—	—	—	3	3
Impairments[3]	—	—	—	—	—	(798)	—	(798)
Closing balance December 31, 2012	$2,376	$1,480	$441	$185	$809	$3,451	$95	$8,837
Additions	—	—	—	—	—	—	—	—
Other[2]	(18)	(74)	—	—	—	—	—	(92)
Impairments[3]	—	(1,200)	—	(185)	(397)	(1,033)	(95)	(2,910)
Transfers[4]	412	—	—	—	(412)	—	—	—
Closing balance December 31, 2013	$2,770	$206	$441	$—	$—	$2,418	$—	$5,835
Cost	$2,788	$1,480	$441	$185	$397	$4,249	$95	$9,635
Accumulated impairment losses and other	(18)	(1,274)	—	(185)	(397)	(1,831)	(95)	(3,800)
Net carrying amount	$2,770	$206	$441	$—	$—	$2,418	$—	$5,835

(1) Represents the impact of foreign exchange rate changes on the translation of Barrick Energy from C $ to US $.

(2) Represents the allocation of Goodwill to assets held for sale as well as the disposition of YSS assets.

(3) Refer to note 20.

(4) In the first quarter 2013 we transferred $412 million of goodwill from the Capital Projects segment to the North American segment as a result of Pueblo Viejo entering production.

As a result of the reorganization of our operating segments in fourth quarter 2013, we reallocated goodwill, which had previously been recorded in our Regional Business Units (our former operating segments), to the new Operating Units on a relative fair value basis except for Pueblo Viejo, which had specifically identified goodwill from the earlier allocation in 2013. The reorganization of the Operating Units did not result in any indicators of impairment (see note 20). At December 31, 2013, goodwill allocated to each operating segment is as follows:

			Pueblo	Lagunas		North America –	Australia-
	Goldstrike	Cortez	Viejo	Norte	Veladero	Other	Pacific	Copper	Total
Net carrying amount	$730	$869	$412	$247	$195	$758	$206	$2,418	$5,835

b) Intangible Assets

	Water		Supply	Exploration
	rights[1]	Technology[2]	contracts[3]	potential[4]	Total
Opening balance January 1, 2012	$116	$17	$23	$413	$569
Additions	—	—	—	54	54
Amortization and impairment losses	—	—	(1)	(169)	(170)
Closing balance December 31, 2012	$116	$17	$22	$298	$453
Additions	—	—	—	—	—
Amortization and impairment losses	—	(1)	(2)	(130)	(133)
Closing balance December 31, 2013	$116	$16	$20	$168	$320
Cost	$116	$17	$39	$467	$639
Accumulated amortization and impairment losses	—	(1)	(19)	(299)	(319)
Net carrying amount December 31, 2013	$116	$16	$20	$168	$320

(1) Relates to water rights in South America which are subject to annual impairment testing and will be amortized through cost of sales when we begin using these in the future.

(2) The amount will be amortized through cost of sales using the UOP method over the estimated proven and probable reserves of the Pueblo Viejo mine, with no assumed residual value.

(3) Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.

(4) Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences (note 2m(i)).

20 • Impairment of Goodwill and Non-Current Assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable.

When there is an indicator of impairment of non-current assets within an operating segment consisting of a Cash Generating Unit (“CGU”) or group of CGUs that contain goodwill, we test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the operating segment for any potential goodwill impairment. When there is an indicator of impairment of non-current assets within an operating segment consisting of a single CGU that contains goodwill, we test the non-current assets for impairment first and recognize any impairment loss on goodwill first and then any remaining impairment loss is applied against the non-current assets.

An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of each operating segment for goodwill testing purposes has been determined based on its estimated fair value less cost of disposal (“FVLCD”), which has been determined to be greater than the Value in Use (“VIU”) amounts. The recoverable amount for non-current asset testing is calculated using the same approach as for goodwill, however, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. A CGU is generally an individual operating mine or development project.

Summary of Impairments

For the year ended December 31, 2013, we recorded impairment losses of $9.9 billion (2012: $5.5 billion) for non-current assets and $2.8 billion (2012: $798 million) for goodwill, as summarized in the following table:

		2012
For the years ended December 31	2013	(restated)
Pascua-Lama	$6,061	$—
Lumwana	—	4,982
Buzwagi	721	—
Porgera	746	—
Veladero	464	—
Jabal Sayid	860	—
Exploration (Tusker, Kainantu, Saudi Licenses)	112	169
North Mara	286	—
Pierina	140	—
Reko Diq	—	120
Kanowna	41	—
Highland Gold	—	86
Granny Smith	73	—
Round Mountain	78	—
Ruby Hill PPE Write Off	66	—
Marigold Mine	60	—
Bald Mountain	16	—
Darlot	36	—
Plutonic	37	—
PV Power Asset	—	46
Tulawaka	16	31
AFS Investments	26	46
Other	33	16
Total non-current asset impairment losses	$9,872	$5,496
Australia goodwill	1,200	—
Copper goodwill	1,033	798
Capital Project goodwill	397	—
ABG goodwill	185	—
Total goodwill impairment losses	$2,815	$798
Total impairment losses	$12,687	$6,294

2013 Indicators of Impairment

Second Quarter 2013

The significant decrease in our long-term gold, silver and copper price assumptions in second quarter 2013, due to declining market prices, as well as the regulatory challenges to Pascua-Lama in May 2013 and the resulting schedule delays and associated capital expenditure increases; and a significant change to the mine plan at our Pierina mine, were all considered indicators of impairment, and, accordingly, we performed an impairment assessment for every mine site and significant advanced development project. As a result of this assessment, we recorded non-current asset impairment losses of $7.1 billion, including a $5.2 billion impairment loss related to the carrying value of the PP&E at Pascua-Lama; $501 million related to the Jabal Sayid project in our copper segment; $874 million related to Buzwagi and North Mara in African Barrick Gold; $236 million related to the Kanowna, Granny Smith, Plutonic and Darlot mines in our Australia Pacific Gold segment; and $140 million related to our Pierina mine in South America.

After reflecting the above non-current asset impairment losses, we conducted goodwill impairment tests and determined that the carrying value of our Copper, Australia Pacific Gold, Capital Projects and African Barrick Gold segments exceeded their FVLCD, and therefore we recorded a total goodwill impairment loss of $2.3 billion. The FVLCD of our copper segment was negatively impacted by the decrease in our long-term copper price assumption in second quarter 2013. The FVLCD of our Australia Pacific Gold segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold price assumption. The FVLCD of our Capital Projects segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold and silver price assumptions, as well as the schedule delays and associated capital expenditure increase at our Pascua-Lama project. The FVLCD of our African Barrick Gold segment was negatively impacted by significant changes in the life of mine (“LOM”) plans in second quarter 2013 for various assets in the segment, as well as the significant decrease in our long-term gold price assumption.

Third Quarter 2013

In September 2013, we finalized an agreement with the Government of the Dominican Republic (“the Government”) concerning amendments to the SLA. The amendments will result in significant additional and accelerated tax revenues to the Government, and therefore we determined this was an indicator of impairment. Based on our assessment of the economic impact of these amendments, the carrying value of the mine was recoverable as at September 30, 2013.

Fourth Quarter 2013

In fourth quarter 2013, as described below, we identified indicators of impairment at certain of our mines, resulting in non-current asset impairment losses totaling $2.8 billion. As a result of our fourth quarter 2013 decision to temporarily suspend construction of our Pascua-Lama Project, we have recorded a further impairment loss on the project of $896 million, bringing the total impairment loss for Pascua-Lama to $6.1 billion for the full year. At our Porgera mine in Papua New Guinea, we have changed our LOM plan to focus primarily on the higher grade underground mine. The new plan resulted in a decrease in the estimated mine life from 13 to 9 years, and a decrease in the estimated FVLCD of the mine, which has resulted in an impairment loss of $746 million. At our Veladero mine in Argentina, the annual update to the LOM plan, which was completed in fourth quarter 2013, was significantly impacted by the lower gold price assumption as well as the effect of sustained local inflationary pressures on operating and capital costs. The new plan resulted in a reduction of reserves and LOM production. This resulted in a significant decrease in the estimated FVLCD of the mine, and accordingly, we recorded an impairment loss of $462 million. The annual update to the LOM plan resulted in a decrease in the net present value of our Jabal Sayid project, which is the basis for estimating the project’s FVLCD, and was therefore considered an indicator of impairment. Jabal Sayid’s FVLCD was also negatively impacted by the delay in achieving first production as a result of the HCIS compliance requirements and ongoing discussions with the DMMR with respect to the transfer of ownership of the project. As a result, we recorded an impairment loss of $359 million. The annual update to the LOM plan showed a decrease in the net present value at our Round Mountain mine, which was considered to be an indicator of impairment, and we recorded an impairment loss of $78 million. At North Mara, several changes were made to the LOM plan, including a decision to defer Gokona Cut 3, while ABG finalizes a feasibility study into the alternative of mining out this reserve by underground methods. This was considered an indicator of impairment for North Mara, resulting in an impairment loss of $133 million. A wall failure at our Ruby Hill mine in Nevada was also identified as an indicator of impairment, resulting in the impairment of assets specifically related to the open pit of $51 million.

As at December 31, 2013, four of our mines, namely Plutonic, Kanowna, Marigold and Tulawaka, met the criteria as assets held for sale. Accordingly, we are required to re-measure these CGUs to the lower of carrying value and FVLCD. Using these new re-measured values, resulted in impairment losses of $17 million at Plutonic and $60 million at Marigold. Also, based on the estimated FVLCD of the expected proceeds related to the expected sale of Kanowna, we have reversed $66 million of the impairment loss recorded in second quarter 2013.

After reflecting the above non-current asset impairment losses, we conducted our annual goodwill impairment test, prior to the reorganization of our operating segments, and determined that the carrying value of our Australia Pacific segment exceeded its FVLCD and therefore we recorded a goodwill impairment loss of $551 million bringing the total impairment loss for Australia Pacific Gold goodwill to $1,200 million for the full year. After the reorganization of the operating segments, we did not identify any indicators of impairment.

2012 Indicators of Impairment

In fourth quarter 2012, we prepared an updated LOM plan for Lumwana, which reflected information obtained from an extensive exploration and infill drilling program that was completed late in the fourth quarter of 2012. The new LOM plan also reflected revised operating and sustaining capital costs. In particular, unit mining costs were determined to be significantly higher than previously estimated. The significant changes in the LOM plan were considered an indicator of impairment, and, accordingly, we performed an impairment assessment for Lumwana as at the end of the 2012. As a result of this assessment, we recorded an impairment loss of $5.0 billion, related to the carrying value of the non-current assets at Lumwana in the fourth quarter of 2012.

In fourth quarter 2012, we also recorded the following impairment losses: $31 million in PP&E impairment losses related to Tulawaka in our ABG segment, primarily as a result of a decrease in the expected remaining mine life in its most recent LOM plan; $120 million related to our equity method investment in Tethyan Copper Company, which holds our interest in the Reko Diq project; and a $46 million write-down of power-related assets at our Pueblo Viejo project, based on new information with respect to the recoverable amount of these assets received in fourth quarter 2012.

Other impairment losses recorded in 2012 included: $165 million related to exploration properties, included in intangible assets, in Papua New Guinea and Saudi Arabia as a result of our decision to cease exploration activities ($141 million in Papua New Guinea in third quarter 2012 and $24 million in Saudi Arabia in fourth quarter 2012); and $84 million related to our equity method investment in Highland Gold as a result of the disposition of our equity interest in first quarter 2012.

After reflecting the above non-current asset losses, we conducted our goodwill impairment tests and determined that the carrying value of our copper segment exceeded its FVLCD, and therefore we recorded a goodwill impairment loss of $798 million. The FVLCD of our copper segment was impacted by increases in expected future operating and capital costs.

Key Assumptions

The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. In addition, assumptions related to comparable entities, market values per ounce and per pound and the inclusion of reserves and resources in market multiples calculations are used.

Gold

For the gold segments, excluding Pascua-Lama, FVLCD for each of the CGUs was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments. The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to resources not considered in these base models. These values are then aggregated to the segment level, the level at which goodwill is tested. Based on observable market or publicly available data, including spot and forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real weighted average cost of capital (“WACC”), which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Pascua-Lama

The fair value for Pascua-Lama was determined by considering both the NPV, determined consistent with our gold CGUs, as well as market multiples expressed as dollar per ounce of proven and probable reserves based on observed market metrics for comparable assets. Both these approaches were used, with the market approach being the primary method as the LOM for Pascua-Lama has uncertainty due to adjustments to reflect the updated estimated timeline for the project that existed at the time of the testing. The observable market multiples were adjusted, where appropriate, for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

Copper

For our Copper segment, the FVLCD for each of the CGUs was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans aggregated to the segment level. Based on observable market or publicly available data including spot and forward prices and equity sell-side analyst consensus, we make an assumption of future copper prices to estimate future revenues. The future cash flows for each copper mine were discounted using a WACC depending on the location and market risk factors for each mine. Fair value for Lumwana was also estimated by considering market multiples expressed as dollar per pound based primarily on the observed valuation metrics for comparable assets. Both these approaches were used as the LOM for Lumwana has uncertainty due to the ongoing optimization program to generate additional value from the LOM. The observable market multiples were adjusted where appropriate for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

The key assumptions used in our impairment testing are summarized in the table below:

	Fourth	Fourth
	Quarter	Quarter
	2013	2012
Gold price per oz	$1,300	$1,700
Silver price per oz	$23	$32
Copper price per lb	$3.25	$3.65
WACC — gold (range)	2%–7%	3%–8%
WACC — gold (avg)	5%	5%
WACC — copper (range)	7%–9%	6%–8%
WACC — copper (avg)	7%	7%
NAV multiple — gold (avg)	1.1	1.2
LOM years — gold (range)	3–29	2–32
LOM years — gold (avg)	13	14
LOM years — copper (range)	14–24	13–33
LOM years — copper (avg)	18	21
Reserves — gold price per oz1	$1,100	$1,500
Reserves — silver price per oz	$21	$28
Reserves — copper price per lb	$3.00	$3.00
ARS:USD exchange rate	8.5–10.0	5.0–5.5

(1) In our LOM plans we used $1,100/oz for the first 5 years and $1,300/oz thereafter.

Sensitivities

We performed a sensitivity analysis on commodity price, which is the key assumption that impacts the impairment calculations. We assumed a negative 10% change for the assumption, taking sales price from $1,300 per ounce down to $1,170 per ounce for gold, $3.25 per pound down to $2.93 per pound for copper and $23 per ounce to $20.70 per ounce for silver, while holding all other assumptions constant. We note that this sensitivity identifies the key assets where the decrease in the sales price, in isolation, could cause the carrying value of our operating segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test where an indicator of impairment for the non-current asset was identified.

Should there be a significant decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the operating segments. The recoverable amount of the operating segments and CGUs would also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities. Based on the results of the impairment testing performed in fourth quarter 2013, the carrying value of the operating segments and CGUs that are most sensitive to the change in sales prices used in the test are:

		Decrease in fair value
		with a 10% decrease
As at December 31, 2013	Carrying value	in sales price
Copper segment[1]	$5,299	$1,700
Australia Pacific segment[1]	1,488	850
Cerro Casale	1,514	1,200
Veladero[1]	1,009	600
Lumwana[1]	1,008	850
Jabal Sayid[1]	711	80
Porgera[1]	393	390
North Mara[1]	369	130
Round Mountain[1]	166	150

(1) These operating segments/CGUs have been impaired in either 2012 or 2013 and therefore their fair value approximates carrying value.

In addition, for our Pascua-Lama project, we have determined our valuation primarily based on a market approach. The key assumption that impacts the impairment calculations, should there be an indication of impairment for this CGU, is the value per ounce of gold and silver based on an analysis of comparable companies. We assumed a negative 10% change for the assumption of gold and silver value per ounce, while holding all other assumptions constant and, based on the results of the impairment testing performed in fourth quarter 2013 for Pascua-Lama, the fair value of the CGU would have been reduced from $1.2 billion to $1.1 billion (December 31, 2013 carrying value: $1.2 billion). We note that this sensitivity identifies the decrease in the value that, in isolation, would cause the carrying value of the CGU to exceed its recoverable amount. For Pascua-Lama, this value decrease is linear to the decrease in value per ounce.

21 • Other Assets

	As at	As at	As at
	Dec. 31,	Dec. 31,	Jan. 1,
	2013	2012	2012
Derivative assets (note 24f)	$10	$183	$455
Goods and services taxes recoverable[1]	618	514	272
Notes receivable	112	149	121
Other	326	218	154
	$1,066	$1,064	$1,002

(1) Includes VAT and fuel tax receivables of $519 million in Argentina, $54 million in Tanzania and $45 million in Chile (Dec. 31, 2012: $397 million, $72 million and $45 million, Jan. 1, 2012: $177 million, $63 million and $32 million). The VAT in Argentina is currently estimated to be recoverable once Pascua-Lama has entered production.

22 • Accounts Payable

		As at	As at
	As at	Dec. 31,	Jan. 1,
	Dec. 31,	2012	2012
	2013	(restated)	(restated)
Accounts payable[1]	$1,058	$1,020	$965
Accruals	1,107	1,247	1,120
	$2,165	$2,267	$2,085

(1) Includes $171 million related to severance and demobilization costs at Pascua-Lama, which arose as a result of our decision to suspend construction of our Pascua-Lama project. We incurred various costs to demobilize our contractors and employees from the project.

23 • Other Current Liabilities

	As at	As at	As at
	Dec. 31,	Dec. 31,	Jan. 1,
	2013	2012	2012
Provision for environmental rehabilitation (note 26)	$105	$74	$79
Derivative liabilities (note 24f)	31	10	22
Post-retirement benefits (note 34)	—	5	14
Restricted stock units (note 33b)	19	28	27
Contingent purchase consideration	—	—	50
Other	148	144	134
	$303	$261	$326

24 • Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable — note 17; investments — note 15; restricted share units — note 33b.

a) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

Cash and Equivalents

		As at	As at
	As at	Dec. 31,	Jan. 1,
	Dec. 31,	2012	2012
	2013	(restated)	(restated)
Cash deposits	$648	$1,155	$1,013
Term deposits	235	184	278
Money market investments	1,521	758	1,458
	$2,404	$2,097	$2,749

Of total cash and cash equivalents as of December 31, 2013, $305 million (2012: $434 million and January 1, 2012: $616 million) was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company. In addition, $936 million (2012: $1,081 and January 1, 2012: $1,904 million) of cash and equivalents is held in subsidiaries where we have determined the cash is reinvested, for the foreseeable future for the calculation of deferred income tax.

b) Long-Term Debt1

	2013
				Amortization
	At Dec. 31	Proceeds	Repayments	and other[2]	At Jan. 1
1.75%/2.9%/4.4%/5.7% notes[3]	$2,406	$—	$1,571	$6	$3,971
3.85%/5.25% notes	1,983	—	—	2	1,981
4.875%/5.80% notes	395	—	350	1	744
5.75%/6.35% notes	855	—	136	1	990
Other fixed rate notes[4]	2,712	—	500	4	3,208
Project financing	941	94	45	2	890
Capital leases	240	—	93	148	185
Other debt obligations	829	178	119	(4)	774
Credit facility	—	—	1,200	—	1,200
2012 Credit facility	—	2,000	2,000	—	—
2.5%/4.10%/5.75% notes[5]	2,577	3,000	398	(25)	—
ABG Credit facility[6]	142	142	—	—	—
	$13,080	$5,414	$6,412	$135	$13,943
Less: current portion[7]	(179)	—	—	—	(1,848)
	$12,901	$5,414	$6,412	$135	$12,095

	2012
				Amortization
	At Dec. 31	Proceeds	Repayments	and other[2]	At Jan. 1
1.75%/2.9%/4.4%/5.7% notes[3]	$3,971	$—	$—	$(1)	$3,972
3.85%/5.25% notes	1,981	2,000	—	(19)	—
4.875%/5.80% notes	744	—	—	(6)	750
5.75%/6.35% notes	990	—	—	2	988
Other fixed rate notes[4]	3,208	—	—	18	3,190
Project financing	890	—	—	17	873
Capital leases	185	—	44	26	203
Other debt obligations	774	—	118	(7)	899
Equinox credit facility	—	—	1,000	6	994
Credit facility	1,200	—	300	—	1,500
	$13,943	$2,000	$1,462	$36	$13,369
Less: current portion[7]	(1,848)	—	—	—	(196)
	$12,095	$2,000	$1,462	$36	$13,173

(1) The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

(2) Amortization of debt premium/discount and increases in capital leases.

(3) Consists of $2.4 billion through our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF Notes”), $229 million that matures in 2016, $1.35 billion that matures in 2021 and $850 million that matures in 2041. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

(4) Consists of $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”), of which $850 million that matures in 2039 and $400 million that matures in 2020. We provide an unconditional and irrevocable guarantee of all BPDAF debt and generally provide such guarantees on all BPDAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations. Also consists of $750 million in notes that mature in 2019, $500 million in notes that mature in 2018 and $250 million in notes that mature in 2038.

(5) Consists of $2.6 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $252 million of 2.50% notes due 2018 (the “2018 Notes”) and $1.5 billion of 4.10% notes due 2023 (the “2023 Notes”) of Barrick as well as $850 million of 5.75% notes due 2043 (the “2043 Notes”) of BNAF. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

(6) Consists of an export credit backed term loan facility.

(7) The current portion of long-term debt consists of project financing ($102 million, 2012: $45 million), other debt obligations ($39 million, 2012: $65 million), and capital leases ($38 million, 2012: $38 million). The current portion of long-term debt for 2012 also includes a credit facility ($1,200 million) and other fixed rate notes ($500 million).

1.75%/2.9%/4.4%/5.7% Notes

In June 2011, Barrick, and our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”), issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes that had an original maturity date in 2014 and $1.1 billion of 2.90% notes that had an original maturity date mature in 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes that mature in 2021 and $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes. The Barrick Notes and the guarantee in respect of the BNAF Notes will rank equally with Barrick’s other unsecured and unsubordinated obligations.

During the year, the entire balance ($700 million) of the 1.75% notes was repaid along with $871 million out of the $1.1 billion of 2.9% notes.

3.85 and 5.25 Notes

On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that mature in 2022 and $750 million of 5.25% notes that mature in 2042. $1.0 billion of the net proceeds from this offering were used to repay the existing indebtedness under the 2012 Credit Facility.

Other Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95%, and $400 million of 10-year notes with a coupon rate of 4.95% (collectively the “Notes”). BPDAF used the proceeds to provide loans to us for settling the Gold Hedges1 and some of the Floating Contracts1. In exchange, we provide sufficient funds to BPDAF to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

On March 19, 2009, we issued an aggregate of $750 million of 10-year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and will rank equally with our other unsecured, unsubordinated obligations.

In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5% (collectively the “Notes”). The LLCs used the proceeds to provide loans to us. We provide sufficient funds to the LLCs to meet the principal and interest obligations on the Notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

During the year, the entire balance ($500 million) of the 5-year notes with coupon rate of 6.125% that was due in September 2013 was repaid.

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo. The project financing is non-recourse subject to guarantees provided by Barrick and Goldcorp for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events. The lending syndicate is comprised of international financial institutions including export development agencies and commercial banks. The amount is divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. The $400 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+5.10% (inclusive of political risk insurance premium) for years 13–15. The $375 million tranche bears a fixed coupon of 3.86% for the entire 15 years. The $260 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+4.85% (inclusive of political risk insurance premium) for years 11–12.

We have drawn the entire $1.035 billion to date. During the year, $45 million of loans was repaid. The remaining principal balance under the Pueblo Viejo Financing Agreement is $990 million.

(1)         Gold Hedges were fixed price (non-participating) gold contracts and the Floating Contracts were spot-price (fully-participating) gold contracts.

Credit Facility

We had a credit and guarantee agreement (the “Credit Facility”) with certain Lenders which required such lenders to make available to us a credit facility of up to $1.45 billion ($1.5 billion prior to second quarter 2012) or the equivalent amount in Canadian dollars. We drew $1.5 billion on the Credit Facility in 2011 to finance a portion of the Equinox acquisition, including the payment of related fees and expenses. The Credit Facility, which was unsecured, had an interest rate of LIBOR plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. $50 million matured in the second quarter of 2012 and an additional $250 million was repaid during the second quarter of 2012. The remaining $1.2 billion was repaid in 2013. Subsequent to the repayment, we terminated the Credit Facility.

Refinancing of the Credit Facility

In January 2012, we finalized a credit and guarantee agreement (the “2012 Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $4.0 billion or the equivalent amount in Canadian dollars. The 2012 Credit Facility, which is unsecured, currently has an interest rate of LIBOR plus 1.50% on drawn amounts, and a commitment rate of 0.25% on undrawn amounts. The $4.0 billion facility matures in 2019. In first quarter 2013, we drew $2.0 billion on our $4.0 billion revolving credit facility (“2012 Credit Facility”), using the proceeds to repay $1.2 billion on our $1.45 billion credit facility, which expired in April 2013. In second quarter 2013, we issued $3.0 billion of debt, using $2.0 billion of the net proceeds to repay the outstanding balance on the 2012 Credit Facility. The 2012 Credit Facility is undrawn as at December 31, 2013.

2.50%/4.10%/5.75% Notes

On May 2, 2013, we issued an aggregate of $3 billion in notes through our wholly-owned indirect subsidiary Barrick North America Finance LLC consisting of $650 million of 2.50% notes that mature in 2018, $1.5 billion of 4.10% notes that mature in 2023 and $850 million of 5.75% notes that mature in 2043. $2.0 billion of the net proceeds from this offering were used to repay existing indebtedness under our $4 billion revolving credit facility which matures in 2019. We provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

During the year, $398 million of the $650 million 2.50% notes were repaid.

ABG Credit Facility

In January 2013, ABG concluded negotiations with a group of commercial banks for the provision of an export credit backed term loan facility (“Facility”) for the amount of US$142 million. The Facility has been put in place to fund a substantial portion of the construction costs of the new CIL circuit at the process plant at the Bulyanhulu Project (“Project”). The Facility is collateralized by the Project, has a term of seven years and, when drawn, the spread over LIBOR will be 250 basis points. The Facility is repayable in equal installments over the term of the Facility, after a two year repayment holiday period. The interest rate has been fixed at an effective rate of 3.6% through the use of an interest rate swap. At December 31, 2013, the full value of the Facility has been drawn.

Debt Issue Costs

In 2013, a total of $30 million of debt issue costs arose from debt issued during the year. In 2012, a total of $15 million of debt issue costs arose from debt issued during the year.

Interest

	2013		2012
	Interest	Effective	Interest	Effective
For the years ended December 31	cost	rate[1]	cost	rate[1]
1.75%/2.9%/4.4%/5.7% notes	$153	3.97%	$154	3.84%
3.85%/5.2% notes	87	4.34%	66	4.42%
4.875%/5.80% notes	40	5.58%	41	5.43%
5.75%/6.35% notes	60	6.11%	62	6.20%
Other fixed rate notes	202	6.53%	213	6.53%
Project financing	46	4.77%	33	3.72%
Capital leases	6	3.20%	7	3.89%
Other debt obligations	42	5.12%	43	5.52%
Equinox credit facility	—	—	4	1.73%
Credit facility	2	0.88%	12	0.89%
2012 Credit facility	5	1.47%	—	—
2.5%/4.10%/5.75% notes	85	4.30%	—	—
ABG credit facility	2	2.80%	—	—
Deposits on silver contracts (note 28)	55	8.59%	46	8.59%
Accretion	68		53
Other interest	11		7
Debt extinguishment fees	90		—
	$954		$741
Less: interest capitalized	(297)		(567)
	$657		$174
Cash interest paid	$1,056		$665
Amortization of debt issue costs	22		17
(Gain) on interest rate hedges	(1)		(4)
(Decrease) Increase in interest accruals	(281)		10
Accretion	68		53
Debt extinguishment fees	90		—
Interest cost	$954		$741

(1)         The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

Scheduled Debt Repayments1

						2019 and
	2014	2015	2016	2017	2018	thereafter	Total
1.75%/2.9%/4.4%/5.7% notes	$—	$—	$229	$—	$—	$2,200	$2,429
3.85%/5.2% notes	—	—	—	—	—	2,000	2,000
4.875%/5.80% notes	—	—	—	—	—	400	400
5.75%/6.35% notes	—	—	264	—	—	600	864
Other fixed rate notes	—	—	—	—	500	2,250	2,750
Project financing	102	98	98	99	98	495	990
Other debt obligations	39	145	41	—	—	566	791
2.5%/4.10%/5.75% notes	—	—	—	—	252	2,350	2,602
ABG credit facility	—	14	29	28	28	43	142
	$141	$257	$661	$127	$878	$10,904	$12,968
Minimum annual payments under capital leases	$38	$45	$39	$35	$28	$54	$239

(1)   This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.

c) Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
• Sales	• Prices of gold, silver and copper
• By-product credits	• Prices of silver, copper and gold
• Cost of sales
• Consumption of diesel fuel, propane, natural gas and electricity	• Prices of diesel fuel, propane, natural gas, and electricity
• Non-US dollar expenditures	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, EUR, JPY, PGK, TZS, ZAR, and ZMW
• Corporate and operating segment administration, exploration and evaluation costs	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, GBP, JPY, PGK, TZS and ZAR
• Capital expenditures
• Non-US dollar capital expenditures	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, EUR, GBP, PGK and ZAR
• Consumption of steel	• Price of steel
• Interest earned on cash and equivalents	• US dollar interest rates
• Interest paid on fixed-rate borrowings	• US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivative instruments we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”. We also enter into derivative instruments with the objective of realizing trading gains to increase our reported net income. These derivatives are also considered to be “non-hedge derivatives”.

d) Summary of Derivatives at December 31, 2013

					Accounting
					classification by
	Notional amount by term to maturity				notional amount
	Within	2 to 3	4 to 5		Cash flow	Fair value	Non-	Fair value
	1 year	years	years	Total	hedge	hedge	hedge	(USD)
US dollar interest rate contracts (US$ millions)
Total receive — float swap positions	$—	$43	$99	$142	$142	$—	$—	$2
Total receive — fixed swap positions	100	—	200	300	—	200	100	5
Currency contracts
A$:US$ contracts (A$ millions)	183	455	—	638	585	—	53	(71)
C$:US$ contracts (C$ millions)	295	120	—	415	415	—	—	(2)
CLP:US$ contracts (CLP millions)	81,750	78,000	—	159,750	88,970	—	70,780	(4)
PGK:US$ contracts (PGK millions)	32	—	—	32	—	—	32	(1)
ZAR:US$ contracts (ZAR millions)	908	440	—	1,348	171	—	1,177	(4)
Commodity contracts
Copper collar sell contracts (millions of pounds)	260	—	—	260	232	—	28	12
Diesel contracts (thousands of barrels)[1]	1,177	4,227	2,240	7,644	—	—	7,644	4

(1)         Diesel commodity contracts represent a combination of WTI, BRENT, and BRENT/WTI spread swaps. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET, respectively, plus a spread. WTI represents West Texas Intermediate, BRENT represents Brent Crude Oil, and MOPS represents Mean of Platts Singapore.

Fair Values of Derivative Instruments

	Asset derivatives				Liability derivatives
		Fair value	Fair value	Fair value		Fair value	Fair value	Fair value
	Balance	as at	as at	as at	Balance	as at	as at	as at
	sheet	Dec. 31,	Dec. 31,	Jan. 1,	sheet	Dec. 31,	Dec. 31,	Jan. 1,
	classification	2013	2012	2012	classification	2013	2012	2012
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$6	$6	$7	Other liabilities	$1	$—	$—
Currency contracts	Other assets	—	133	629	Other liabilities	55	—	26
Commodity contracts	Other assets	7	81	312	Other liabilities	—	11	6
Total derivatives classified as hedging instruments		$13	$220	$948		$56	$11	$32
Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$2	$—	$—	Other liabilities	$—	$—	$—
Currency contracts	Other assets	12	48	4	Other liabilities	39	9	26
Commodity contracts	Other assets	20	39	10	Other liabilities	11	9	6
Total derivatives not designated as hedging instruments		$34	$87	$14		$50	$18	$32
Total derivatives		$47	$307	$962		$106	$29	$64

As of December 31, 2013, we had 22 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties with which we hold a net asset position (total balance attributable to the counterparties is $19 million), six hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 30%. We have 15 counterparties with which we are in a net liability position, for a total net liability of $78 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

US Dollar Interest Rate Contracts

Fair Value Hedges

We have $200 million of pay-variable receive-fixed swap positions outstanding that are used to hedge changes in the fair value of a portion of our long-term fixed-rate debt. The effective portion of changes in the fair value of the swap contracts is recorded in interest expense. Gains and losses from hedge ineffectiveness are recognized in current earnings, classified in the consolidated statement of income as gains/losses) on non-hedge derivatives.

Cash Flow Hedges

During the year, ABG entered into pay-fixed receive-float interest rate swaps to hedge the floating rate debt associated with the Bulyanhulu plant expansion. These contracts, designated as cash flow hedges, convert the floating rate debt as it is drawn against the financing agreement. At December 31, 2013, we had $142 million in positions outstanding.

Currency Contracts

Cash Flow Hedges

During the year, currency contracts totaling A$ 65 million, C$ 319 million, CLP 16 billion, and ZAR 171 million have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges which matured within the year. In total, we have A$ 585 million, C$ 415 million, CLP 89 billion and ZAR 171 million designated as cash flow hedges of our anticipated operating, administrative and sustaining capital spend. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next five years. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the year, we sold back and effectively closed out approximately A$990 million of our Australian dollar forward contracts as a loss mitigation strategy. No cash settlement occurred and payments will net at maturity (2013 — 2016). We crystallized losses of approximately $25 million, which will be recognized in the consolidated statement of income based on the original hedge contract maturity dates. At December 31, 2013, $19 million of these losses remain crystallized in OCI. Including Australian dollar contracts closed out in the previous year, $87 million of gains remain crystallized in OCI at December 31, 2013.

During the year, we also unwound approximately CLP 500 billion of our Chilean peso hedges. We realized net cash proceeds of approximately $50 million with $18 million being crystallized in OCI. Any unrealized change and realized gain/losses on ineffective amounts or time value have been recognized in the consolidated statement of income as gains on non-hedge derivatives. At December 31, 2013, $9 million of gains remains crystallized in OCI.

Non-hedge Derivatives

We concluded that CLP 71 billion of derivatives contracts do not meet the strict hedge effectiveness criteria. These contracts represent an economic hedge of operating and administrative expenses at various South American locations, including operating mines and projects. Also, ZAR 1,177 million represents an economic hedge of ABG’s anticipated operating, capital and administrative spending at various locations in Africa. Although not qualifying as accounting hedges, the contracts provide protection against the variability of CLP and ZAR to the US dollar. The remaining non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of the non-hedge currency contracts are recorded in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the year, we wrote AUD and CAD options with no outstanding notional amount at December 31, 2013. As a result of these activities we earned $2 million in premium income during the year, which is recognized in the consolidated statement of income as gains on non-hedge derivatives.

Commodity Contracts

Diesel/Propane/Electricity/Natural Gas

Non-hedge Derivatives

During the year, we entered into 5,400 thousand barrels of WTI, 480 thousand barrels of sold Brent-WTI swaps, and 144 thousand barrels of Brent to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines. In total, on a combined basis we have 7,644 thousand barrels of WTI and Brent swaps outstanding that economically hedge our exposure to forecasted fuel purchases at our mines.

Metals Contracts

Cash Flow Hedges

During the year, we purchased 148 million pounds of copper collar contracts to designate as hedges against copper cathode sales at our Zaldívar mine for 2013. These contracts contained purchased put and sold call options with weighted average strike prices of $3.50/lb and $4.25/lb, respectively. We also purchased 251 million pounds of copper collars for 2014 which mature evenly through 2014. These contracts contain purchased put and sold call options with weighted average strike prices of $3.00/lb and $3.75/lb, respectively. At December 31, 2013, 232 million pounds are classified as cash flow hedges with the remainder serving as economic hedges of our Lumwana mine. These contracts were designated as cash flow hedges, with the effective portion of the hedge recognized in OCI and the ineffective portion, together with the changes in time value, recognized in non-hedge derivative gains (losses). Provided that spot copper price remains within the collar band, any unrealized gain (loss) on the collar will be attributable to time value.

During the year, we early terminated 65 million ounces of silver hedges. We realized net cash proceeds of approximately $190 million with $21 million remaining crystallized in OCI to be recognized in revenue as the exposure occurs. Any unrealized changes and realized gains/losses on ineffective amounts or time value have been recognized in the consolidated statements of income as gains on non-hedge derivatives.

During the year, we recorded unrealized losses on our copper collars and silver collars of $17 million and $36 million, respectively, due to changes in time value. This was included in current period earnings as gains on non-hedge derivative activities. Gains and losses from hedge ineffectiveness and time value of options, which are generally excluded, are recognized in the consolidated statement of income as gains on non-hedge derivatives.

Non-Hedge Derivatives

We enter into purchased and written contracts with the primary objective of increasing the realized price on some of our gold sales. During the year, we wrote gold put and call options with an average outstanding notional of 16 thousand ounces. As a result of these activities, we recorded $1 million in the consolidated statement of income as gains on non-hedge derivatives. There are no outstanding gold positions at December 31, 2013.

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income (“AOCI”)

	Commodity						Interest rate
	price hedges			Currency hedges			hedges
					General and
				Operating	administrative	Capital	Long-term
	Gold/Silver[1]	Copper	Fuel	costs	costs	expenditures	debt	Total
At January 1, 2012	$44	$82	$29	$572	$19	$18	$(31)	$733
Effective portion of change in fair value of hedging instruments	(34)	(45)	2	220	26	21	(3)	187
Transfers to earnings:
On recording hedged items in earnings/PP&E1	—	(37)	(24)	(336)	(20)	(13)	3	(427)
Hedge ineffectiveness due to changes in original forecasted transaction	—	—	—	—	—	—	—	—
At December 31, 2012	$10	$—	$7	$456	$25	$26	$(31)	$493
Effective portion of change in fair value of hedging instruments	55	57	(2)	(140)	(16)	(12)	2	(56)
Transfers to earnings:
On recording hedged items in earnings/PP&E1	(1)	(57)	(9)	(268)	(11)	(14)	3	(357)
Hedge ineffectiveness due to changes in original forecasted transaction	(46)	—	—	5	—	—	—	(41)
At December 31, 2013	$18	$—	$(4)	$53	$(2)	$—	$(26)	$39

					General and	Property,
	Gold/Silver	Copper	Cost of	Cost of	administrative	plant, and	Interest
Hedge gains/losses classified within	sales	sales	sales	sales	costs	equipment	expense	Total
Portion of hedge gain (loss) expected to affect 2014 earnings[2]	$(1)	$—	$(4)	$105	$(2)	$—	$(5)	$93

(1) Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.

(2) Based on the fair value of hedge contracts at December 31, 2013.

Cash Flow Hedge Gains (Losses) at December 31

							Amount of gain (loss)
				Amount of gain		Location of gain (loss)	recognized in income
	Amount of gain		Location of gain (loss)	(loss) transferred		recognized in income	(ineffective portion and
	(loss) recognized		transferred from OCI	from OCI into income		(ineffective portion and	amount excluded from
Derivatives in cash flow	in OCI		into income/PP&E	(effective portion)		amount excluded from	effectiveness testing)
hedging relationships	2013	2012	(effective portion)	2013	2012	effectiveness testing)	2013	2012
Interest rate contracts	$2	$(3)	Finance income/finance costs	$(3)	$(3)	Gain (loss) on non- hedge derivatives	$—	$—
Foreign exchange contracts	(168)	267	General and administrative costs	293	369	Gain (loss) on non- hedge derivatives	(18)	7
						Gain (loss) on non-
Commodity contracts	110	(77)	Revenue/cost of sales	67	61	hedge derivatives	(7)	(95)
Total	$(56)	$187		$357	$427		$(25)	$(88)

Fair Value Hedge Gains (Losses) at December 31

		Amount of loss
	Location of loss	recognized in income
	recognized in income	on derivatives
Derivatives in fair value hedging relationships	on derivatives	2013	2012
Interest rate contracts	Interest income/expense	$(2)	$(2)

e) Gains (Losses) on Non-hedge Derivatives

For the years ended December 31	2013	2012
Commodity contracts
Gold	$1	$—
Silver	104	12
Copper	(9)	(5)
Fuel	12	6
Currency contracts	(8)	107
Interest rate contracts	1	(1)
	$101	$119
Gains (losses) attributable to silver option collar hedges[1]	$(36)	$(48)
Gains (losses) attributable to copper option collar hedges[1]	(17)	(46)
Gains (losses) attributable to currency option collar hedges[1]	(13)	7
Hedge ineffectiveness	41	(1)
	$(25)	$(88)
	$76	$31

(1)   Represents unrealized gains (losses) attributable to changes in time value of the collars, which are excluded from the hedge effectiveness assessment.

f) Derivative Assets and Liabilities

	2013	2012
At January 1	$278	$898
Derivatives cash (inflow) outflow
Operating activities	(71)	(373)
Financing activities	(4)	3
Early settlement of derivatives	(239)	(466)
Change in fair value of:
Non-hedge derivatives	101	119
Cash flow hedges:
Effective portion	(56)	187
Ineffective portion	(41)	—
Fair value hedges	(2)	(2)
Excluded from effectiveness changes	(25)	(88)
At December 31	$(59)	$278
Classification:
Other current assets	$37	$124
Other long-term assets	10	183
Other current liabilities	(31)	(10)
Other long-term obligations	(75)	(19)
	$(59)	$278

25 • Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements

	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
At December 31, 2013	(Level 1)	(Level 2)	(Level 3)	fair value
Cash and equivalents	$2,404	$—	$—	$2,404
Available-for-sale securities	120	—	—	120
Derivatives	—	(59)	—	(59)
Receivables from provisional copper and gold sales	—	246	—	246
	$2,524	$187	$—	$2,711

Fair Value Measurements

	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
At December 31, 2012 (restated)	(Level 1)	(Level 2)	(Level 3)	fair value
Cash and equivalents	$2,097	$—	$—	$2,097
Available-for-sale securities	78	—	—	78
Derivatives	—	278	—	278
Receivables from provisional copper and gold sales	—	261	—	261
	$2,175	$539	$—	$2,714

Fair Value Measurements

	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
At January 1, 2012 (restated)	(Level 1)	(Level 2)	(Level 3)	fair value
Cash and equivalents	$2,749	$—	$—	$2,749
Available-for-sale securities	161	—	—	161
Derivatives	—	898	—	898
Receivables from provisional copper and gold sales	—	206	—	206
	$2,910	$1,104	$—	$4,014

b) Fair Values of Financial Assets and Liabilities1

	At Dec. 31, 2013		At Dec. 31, 2012 (restated)		At Jan. 1, 2012 (restated)
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value	amount	fair value
Financial assets
Other receivables	$167	$167	$156	$156	$138	$138
Available-for-sale securities[2]	120	120	78	78	161	161
Derivative assets	47	47	307	307	962	962
	$334	$334	$541	$541	$1,261	$1,261
Financial liabilities
Debt[3]	$13,080	$12,525	$13,943	$15,502	$13,369	$14,374
Derivative liabilities	106	106	29	29	64	64
Other liabilities	355	355	323	323	202	202
	$13,541	$12,986	$14,295	$15,854	$13,635	$14,640

(1)   The fair values of accounts receivable and accounts payable approximate their carrying values due to their short-term nature.

(2)   Recorded at fair value. Quoted market prices are used to determine fair value.

(3)   Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

c) Assets Measured at Fair Value on a Non-Recurring Basis

	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	fair value
Other assets[1]	$—	$—	$305	$305
Property, plant and equipment[2]	—	—	4,674	4,674
Intangible assets[3]	—	—	65	65
Goodwill[4]	—	—	2,624	2,624

(1)   Other assets were written down by $139 million which was included in earnings this period, to their fair value of $305 million.

(2)   Property, plant and equipment were written down by $9,595 million which was included in earnings in this period, to their fair value less costs of disposal of $4,674 million. Includes assets and liabilities classified as held for sale.

(3)   Intangible assets were written down by $112 million which was included in earnings in this period, to their fair value less costs of disposal of $65 million.

(4)   Goodwill was written down by $2,815 million which was included in earnings in this period.

Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Property, Plant and Equipment, Goodwill and intangibles

The fair value of property, plant and equipment, goodwill and intangibles is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 20 for disclosure of inputs used to develop these measures.

26 • Provisions

a) Provisions

	As at	As at	As at
	Dec. 31,	Dec. 31,	Jan. 1,
	2013	2012	2012
Environmental rehabilitation (“PER”)	$2,254	$2,589	$2,080
Post-retirement benefits	83	125	146
RSUs	11	26	22
Other	80	72	78
	$2,428	$2,812	$2,326

b) Environmental Rehabilitation

	2013	2012
At January 1	$2,663	$2,159
PERs acquired (divested) during the year	(164)	(3)
PERs arising (decreasing) in the year	(145)	466
Impact of revisions to expected cash flows recorded in earnings	91	40
Settlements
Cash payments relating to continuing operations	(56)	(48)
Cash payments relating to discontinued operations	(1)	(3)
Settlement gains	(2)	(2)
Accretion	69	54
Assets held for sale	(96)	—
At December 31	$2,359	2,663
Current portion (note 23)	(105)	(74)
	$2,254	$2,589

The eventual settlement of all PERs is expected to take place between 2014 and 2054.

The PER has increased from third quarter 2013 by $316 million primarily due to changes in cost estimates, partially offset by changes in discount rates. For the full year ended December 31, 2013, our PER balance decreased by $304 million, primarily due to an increase in the discount rate used to calculate the PER and due to the divestiture of various sites as well as our oil and gas business that occurred in 2013. The offset was recorded as an increase in PP&E for our operations and other expense at our closed sites. A 1% increase in the discount rate would result in a decrease of PER by $266 million and a 1% decrease in the discount rate would result in an increase in PER by $332 million, while holding the other assumptions constant.

27 • Financial Risk Management

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a) Market risk, including commodity price risk, foreign currency and interest rate risk;

b) Credit risk;

c) Liquidity risk; and

d) Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate functions.

a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. All of our future gold production is unhedged in order to provide our shareholders with full exposure to changes in the market gold price. Our corporate treasury function implements hedging strategies on an opportunistic basis to protect us from downside price risk on our copper production. We have put in place floor protection on approximately half of our expected copper production for 2014 at an average floor price of $3.00 per pound. In addition, we have sold an equal amount of call options at an average price of $3.75 per pound. Our remaining copper production is subject to market prices.

Silver

During the year, we terminated all of our silver hedges and as a result, changes in the expected long-term price of silver have a significant impact on the estimated fair value of the Pascua-Lama project.

Fuel

On average we consume approximately 5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of using financial contracts to hedge our exposure to oil prices.

The table below summarizes the impact of changes in the market price on gold, copper, silver and oil. The impact is expressed in terms of the resulting change in our net earnings for the year or, where applicable, the change in equity. The sensitivities are based on the assumption that the market price changes by 10% with all other variables held constant.

Impact of a 10% change from year-end price

	Effect on		Effect on
	earnings		equity
Products	2013	2012	2013	2012
10% increase in gold price	$619	$799	$619	$799
10% increase in copper price	128	103	128	115
10% increase in silver price[1]	1	(33)	1	(37)
10% increase in oil price	26	9	(21)	10

	Effect on		Effect on
	earnings		equity
Products	2013	2012	2013	2012
10% decrease in gold price	$(619)	$(799)	$(619)	$(799)
10% decrease in copper price	(27)	(67)	(50)	(9)
10% decrease in silver price[1]	(1)	18	(1)	52
10% decrease in oil price	(25)	(9)	21	(9)

(1) Represents unrealized gains (losses) attributable to changes in fair value of the silver collars.

Foreign Currency Risk

The functional and reporting currency for our gold and copper segments and Pascua-Lama is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Australian dollar and Canadian dollar through a combination of mine operating costs and corporate administration costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentinean peso, Dominican Republic peso and Zambian kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, corporate administration costs and overall net earnings, when translated into US dollars. To mitigate these inherent risks and provide greater certainty over our costs, we have foreign currency hedges in place for some of our Australian and Canadian dollar exposures as well as a portion of our Chilean peso exposures. In second quarter 2013, the Company unwound approximately CLP 500 billion of our Chilean peso hedges. In third quarter 2012, the Company unwound approximately $2.6 billion of our Australian dollar hedges and, in 2013, the Company unwound a further $990 million of our Australian dollar forward contracts. As a result, we now have greater exposure to fluctuations in the value of the Chilean peso and Australian dollar compared to the US dollar.

The following table shows gains (losses) associated with a 10% change in exchange rate of the Australian dollar:

Impact of a 10% change in exchange rate of Australian dollar

	Average		Effect on		Effect on
	exchange rate		net earnings		equity
	2013	2012	2013	2012	2013	2012
10% strengthening	$0.89	$1.03	$(91)	$(26)	$(91)	$(26)
10% weakening	0.89	1.03	91	26	91	26

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.4 billion at the end of the year); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($1.2 billion at December 31, 2013).

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31:

Impact of a 1% change in interest rate

	Effect on		Effect on
	net earnings		equity
	2013	2012	2013	2012
1% increase	$6	$(2)	$6	$(2)
1% decrease	(6)	2	(6)	2

b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries1. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

• Entering into derivatives with high credit-quality counterparties;

• Limiting the amount of net exposure with each counterparty; and

• Monitoring the financial condition of counterparties on a regular basis.

The company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

		As at	As at
	As at	Dec. 31,	Jan. 1,
	Dec. 31,	2012	2012
($ millions)	2013	(restated)	(restated)
Cash and equivalents	$2,404	$2,097	$2,749
Accounts receivable	385	449	426
Net derivative assets by counterparty	19	282	901
	$2,808	$2,828	$4,076

(1) Investment grade countries include Canada, Chile, Australia, and Peru.Investment grade countries are defined as being rated BBB- or higher by S&P.

c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecast and actual cash flows. Details of the undrawn credit facility are included in Note 24.

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2013, our total debt was $13.1 billion (debt net of cash and equivalents was $10.7 billion) compared to total debt as at December 31, 2012 of $13.9 billion (debt net of cash and equivalents was $11.8 billion) and at January 1, 2012 of $13.4 billion (debt net of cash and equivalents was $10.6 billion).

In 2013, we made a number of changes to our capital structure. In first quarter 2013, we drew $2.0 billion on our $4.0 billion revolving credit facility (“2012 Credit Facility”), using the proceeds to repay $1.2 billion on our $1.45 billion credit facility, which expired in April 2013. In second quarter 2013, we issued $3.0 billion of debt, using $2.0 billion of the net proceeds to repay the outstanding balance on the 2012 Credit Facility. In fourth quarter 2013, we issued new equity for net proceeds of $2.9 billion, using $2.6 billion of those proceeds to redeem outstanding debt with near-term maturities. The net effect of these transactions was to repay all amounts outstanding under our credit facilities and significantly reduce other near term debt maturities with approximately $300 million maturing in the next two years and a total of approximately $1 billion due in the next 4 years (refer to note 24 for further details). The $4.0 billion credit facility was fully undrawn at year end and the termination date has been extended by one year such that the facility now expires in January 2019.

As part of our disciplined capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. Since the beginning of 2013, we have also made divestments of non-core assets and assets that do not meet our investment criteria, such as the sale of our oil & gas business and certain of our Australian assets for total cash proceeds of approximately $565 million and we are anticipating receiving aggregate cash proceeds of approximately $153 million in connection with our announced sales of Kanowna and Marigold. In July 2013, the Company’s Board of Directors authorized reducing the quarterly dividend to $0.05 per share as a further prudent step to improve liquidity (The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board).

Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including, but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa2 and BBB, respectively. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at December 31, 2013) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $7.1 billion as at December 31, 2013).

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

As at December 31, 2013
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$2,404	$—	$—	$—	$2,404
Accounts receivable	385	—	—	—	385
Derivative assets	34	7	5	1	47
Trade and other payables	2,165	—	—	—	2,165
Debt	179	1,002	1,068	10,958	13,207
Derivative liabilities	32	72	2	—	106
Other liabilities	111	145	41	58	355

As at December 31, 2012 (restated)
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$2,097	$—	$—	$—	$2,097
Accounts receivable	449	—	—	—	449
Derivative assets	124	119	51	13	307
Trade and other payables	2,267	—	—	—	2,267
Debt	1,848	1,401	1,727	9,080	14,056
Derivative liabilities	10	13	6	—	29
Other liabilities	117	123	36	47	323

As at January 1, 2012 (restated)
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$2,749	$—	$—	$—	$2,749
Accounts receivable	426	—	—	—	426
Derivative assets	504	369	56	33	962
Trade and other payables	2,085	—	—	—	2,085
Debt	196	3,257	2,820	7,161	13,434
Derivative liabilities	22	30	12	—	64
Other liabilities	12	140	18	32	202

d) Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk section of note 27.

28 • Other Non-Current Liabilities

	As at	As at	As at
	Dec. 31,	Dec. 31,	Jan. 1,
($ millions)	2013	2012	2012
Deposit on silver sale agreement	$646	$620	$453
Derivative liabilities (note 24f)	75	19	42
Provision for supply contract restructuring costs	13	20	25
Provision for offsite remediation	62	62	61
Other	180	129	108
	$976	$850	$689

Silver Sale Agreement

On September 22, 2009, we entered into an agreement with Silver Wheaton Corp. (“Silver Wheaton”) to sell the amount equal to 25% of the life of mine silver production from the Pascua-Lama project and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines (“South American mines”) until the end of 2013. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement.

During 2012 we received the final cash payment from the agreement of $137.5 million. An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

We had provided Silver Wheaton with a completion guarantee, requiring us to complete Pascua-Lama to at least 75% design capacity by December 31, 2015. During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the South American mines to the extent of any production shortfall at Pascua-Lama, until we satisfy the completion guarantee. Per the terms of the original silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton, in which case Silver Wheaton will be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event.

In 2013, Silver Wheaton agreed to extend the completion date for Pascua-Lama to December 31, 2017 and will continue to receive silver production from the South American mines until December 31, 2016. At December 31, 2013, the cash obligation was $365 million.

29 • Deferred Income Taxes

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, and goodwill based on the source of the change.

Current income taxes of $47 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $7,543 million as at December 31, 2013.

Sources of Deferred Income Tax Assets and Liabilities

		As at	As at
	As at	Dec. 31,	Jan. 1,
	Dec. 31,	2012	2012
	2013	(restated)	(restated)
Deferred tax assets
Tax loss carry forwards	$251	$430	$624
Alternative minimum tax (“AMT”) credits	9	44	165
Environmental rehabilitation	646	724	683
Property, plant and equipment	4	46	26
Post-retirement benefit obligations	—	34	16
Accrued interest payable	33	72	45
Derivative instruments	10	—	—
Other	65	41	41
	$1,018	$1,391	$1,600
Deferred tax liabilities
Property, plant and equipment	(2,367)	(3,348)	(5,067)
Derivative instruments	—	(35)	(138)
Inventory	(408)	(239)	(217)
	$(1,757)	$(2,231)	$(3,822)
Classification:
Non-current assets	$501	$437	$409
Non-current liabilities	(2,258)	(2,668)	(4,231)
	$(1,757)	$(2,231)	$(3,822)

The deferred tax asset of $501 million includes $467 million expected to be realized in more than one year. The deferred tax liability of $2,258 million includes $2,253 million expected to be realized in more than one year.

Expiry Dates of Tax Losses and AMT Credits

						No
						expiry
	2014	2015	2016	2017	2018+	date	Total
Non-capital tax losses[1]
Canada	$2	$5	$—	$—	$979	$—	$986
Dominican Republic	—	—	—	—	—	170	170
Barbados	—	—	620	148	5,909	—	6,677
Chile	—	—	—	—	—	282	282
Tanzania	—	—	—	—	—	156	156
Zambia	—	—	—	—	789	—	789
Other	—	—	—	—	—	267	267
	$2	$5	$620	$148	$7,677	$875	$9,327
AMT credits[2]						$58	$58

(1) Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2013.

(2) Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

The non-capital tax losses include $7,726 million of losses which are not recognized in deferred tax assets. Of these, $2 million expire in 2014, $5 million expire in 2015, $620 million expire in 2016, $148 million expire in 2017, $6,262 million expire in 2018 or later, and $689 million have no expiry date.

The AMT credits include $48 million which are not recognized in deferred tax assets.

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

• Historic and expected future levels of taxable income;

• Tax plans that affect whether tax assets can be realized; and

• The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred income tax asset totaling $322 million has been recorded in Canada. This deferred tax asset primarily arose due to mark-to-market losses realized for acquired Placer Dome derivative instruments recognized on the acquisition in 2006. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is probable and consequently, we have fully recognized this deferred tax asset.

Deferred Tax Assets Not Recognized

	As at	As at	As at
	Dec. 31,	Dec. 31,	Jan. 1,
	2013	2012	2012
Australia and Papua New Guinea	$456	$181	$122
Canada	139	88	76
US	50	2	—
Chile	471	3	—
Argentina	928	—	35
Barbados	71	73	73
Tanzania	107	43	31
Zambia	43	48	—
Other	17	12	23
	$2,282	$450	$360

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $334 million (2012: $271 million and January 1, 2012 $170 million), capital loss carry forwards with no expiry date of $200 million (2012: $126 million and January 1, 2012: $120 million), US AMT credits of $48 million (2012: nil and January 1, 2012 $nil) and other deductible temporary differences with no expiry date of $1,700 million (2012: $53 million and January 1, 2012 $70 million).

Source of Changes in Deferred Tax Balances

		2012
For the years ended December 31	2013	(restated)
Temporary differences
Property, plant and equipment	$938	$1,739
Environmental rehabilitation	(78)	41
Tax loss carry forwards	(179)	(194)
AMT credits	(35)	(121)
Inventory	(169)	(22)
Derivatives	45	103
Other	(48)	45
	$474	$1,591
Intraperiod allocation to:
Loss from continuing operations before income taxes	$471	$1,457
Loss from discontinued operations	13	62
Barrick Energy disposition	(91)	—
Acquisition of Aviva Corporation	—	(6)
OCI	56	79
Issuance of share capital	24	—
Other	1	(1)
	$474	$1,591

Income Tax Related Contingent Liabilities

	2013	2012
At January 1	$64	$64
Additions based on tax positions related to the current year	1	1
Additions based on tax positions related to prior years	—	9
Reductions for tax positions of prior years	(2)	(10)
Reduction related to discontinued operations	(12)	—
At December 31[1]	$51	$64

(1) If reversed, the total amount of $51 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

We anticipate the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $2 million to $3 million, related primarily to the expected settlement of income tax and mining tax assessments.

We further anticipate that it is reasonably possible for the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $46 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

Tax Years Still Under Examination

Canada	2009—2013
United States	2013
Dominican Republic	2010—2013
Peru	2009, 2011, 2012, 2013
Chile	2010—2013
Argentina	2006—2013
Australia	All years open
Papua New Guinea	2004—2013
Saudi Arabia	2007—2013
Tanzania	All years open
Zambia	2010—2013

30 • Capital Stock

Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,164,652,426 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 First preferred shares (issued nil); the second series is designated as the “First Preference Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “First Preferred Shares, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil). Our common shares have no par value.

Common Stock offering

On November 14, 2013, we issued 163.5 million shares of Barrick at a price of $18.35, for net proceeds of $2,910 million.

Dividends

In 2013, we declared and paid dividends in US dollars totaling $0.44 per share, $508 million (2012: $0.75 per share, $750 million).

31 • Non-Controlling Interests

a) Non-Controlling Interests Continuity

	Pueblo Viejo	ABG[1]	Cerro Casale	Total
NCI in subsidiary	40%	26.1%	25%
At January 1, 2012 (restated)	$937	$752	$502	$2,191
Share of income (loss)	(19)	16	(8)	(11)
Cash contributed	487	—	18	505
Decrease of non-controlling interest[2]	—	(21)	—	(21)
At December 31, 2012 (restated)	$1,405	$747	$512	$2,664
Share of loss	(21)	(211)	(5)	(237)
Cash contributed	48	—	7	55
Decrease in non-controlling interest[2]	—	(14)	—	(14)
At December 31, 2013	$1,432	$522	$514	$2,468

(1) The balance includes the non-controlling interest of 30% in our Tulawaka mine.

(2) Represents dividends received from African Barrick Gold.

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests

Summarized Balance Sheets

	Pueblo Viejo			ABG			Cerro Casale
	As at	As at		As at	As at		As at	As at
	Dec. 31,	Dec. 31,	Jan. 1,	Dec. 31,	Dec. 31,	Jan. 1,	Dec. 31,	Dec. 31,	Jan. 1,
	2013	2012	2012	2013	2012	2012	2013	2012	2012
Current assets	$473	$226	$109	$675	$837	$968	$5	$9	$16
Non-current assets	5,252	4,817	3,657	1,624	2,597	2,396	2,040	1,956	1,839
Total assets	$5,725	$5,043	$3,766	$2,299	$3,434	$3,364	$2,045	$1,965	$1,855
Current liabilities	$1,487	$1,535	$925	$152	$160	$136	$433	$32	$79
Non-current liabilities	744	1,022	980	322	383	331	526	524	523
	$2,231	$2,557	$1,905	$474	$543	$467	$959	$556	$602

Summarized Statements of Income

	Pueblo Viejo		ABG		Cerro Casale
For the years ended December 31	2013	2012	2013	2012	2013	2012
Revenue	$979	$—	$936	$1,081	$—	$—
Income (loss) from continuing operations after tax	210	(47)	(793)	11	(20)	(37)
Other comprehensive income	—	—	2	—	—	—
Total comprehensive income (loss)	$210	$(47)	$(791)	$11	$(20)	$(37)
Dividends paid to NCI	$—	$—	$55	$70	$—	$—

Summarized Statements of Cash Flows

	Pueblo Viejo		ABG		Cerro Casale
For the years ended December 31	2013	2012	2013	2012	2013	2012
Net cash provided by operating activities	$190	$458	$172	$218	$11	$23
Net cash used in investing activities	(259)	(920)	(375)	(327)	(21)	(51)
Net cash provided by (used in) financing activities	96	486	84	(74)	8	18
Net increase (decrease) in cash and cash equivalents	$27	$24	$(119)	$(183)	$(2)	$(10)

Under the terms of Pueblo Viejo’s project financing agreement described in note 24b, Pueblo Viejo Dominicana Corporation is prohibited from making cash payments to Barrick and Goldcorp in the form of dividends or certain shareholder loan interest and principal payments until Pueblo Viejo achieves specified requirements, including requirements relating to operational, social, and environmental matters.

The project financing agreement contains covenants which limit certain activities by Pueblo Viejo Dominicana, including Pueblo Viejo’s ability to sell assets and incur debt. Furthermore, Pueblo Viejo’s material tangible and intangible assets, including the proceeds from metal sales, are segregated and pledged for the benefit of the project lenders, thus restricting our access to those assets and our ability to use those assets to settle our liabilities to third parties.

32 • Remuneration of Key Management Personnel

Key management personnel include the members of the Board of Directors and the Senior leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2013	2012
Salaries and short-term employee benefits[1]	$22	$39
Post-employment benefits[2]	3	3
Termination Benefits	7	18
Share-based payments and other[3]	13	13
	$45	$73

(1) Includes annual salary and annual short-term incentives/other bonuses earned in the year.

(2) Represents company contributions to retirement savings plans.

(3) Relates to stock option, RSU, and PRSU grants and other compensation.

33 • Stock-Based Compensation

a) Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over seven years. At December 31, 2013, 6.5 million (2012: 6.9 million) common shares were available for granting options.

Compensation expense for stock options was $8 million in 2013 (2012: $16 million), and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2013 by $0.01 per share (2012: $0.02 per share).

Total intrinsic value relating to options exercised in 2013 was $nil million (2012: $8 million).

Employee Stock Option Activity (Number of Shares in Millions)

	2013		2012
	Shares	Average price	Shares	Average price
C$ options
At January 1	0.6	$28	1.1	$27
Granted	0.1	18	—	—
Exercised	—	—	(0.4)	24
Cancelled/expired	(0.6)	28	(0.1)	28
At December 31	0.1	$19	0.6	$28
US$ options
At January 1	6.3	$42	5.8	$41
Granted	1.1	32	1.1	44
Exercised	—	—	(0.2)	30
Forfeited	(0.5)	32	(0.2)	41
Cancelled/expired	(0.5)	42	(0.2)	46
At December 31	6.4	$41	6.3	$42

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
				Intrinsic			Intrinsic
		Average	Average	value[1]		Average	value[1]
Range of exercise prices	Shares	price	life (years)	($ millions)	Shares	price	($ millions)
C$ options
$18 — $ 28	0.1	$19	6.3	$—	—	$—	$—
	0.1	$19	6.3	$—	—	$—	$—
US$ options
$20 — $ 27	0.6	$26	1.8	$(5)	0.6	$26	$(5)
$28 — $ 41	2.3	35	4.2	(40)	1.0	39	(22)
$42 — $ 55	3.5	47	3.5	(106)	2.6	46	(74)
	6.4	$41	3.6	$(151)	4.2	$42	$(101)

(1) Based on the closing market share price on December 31, 2013 of C$ $18.71 and US$ $17.63.

Option Information

	Dec. 31,		Dec. 31,		Jan. 1,
(per share and per option amounts in dollars)	2013		2012		2012
Valuation assumptions	Lattice	[1,2]	Lattice	[1,2]	Lattice	[1,2]
Expected term (years)	5.5		5.3		5.3
Expected volatility[2]	30%—35%		33%—38%		33%—38%
Expected dividend yield	2.02%		1.22%		1.22%
Risk-free interest rate[2]	0.10%—1.91%		0.04%—2.04%		0.04%—2.04%

Options granted (in millions)	1.2		1.1		0.5
Weighted average fair value per option	$7		$12		$14

(1) Different assumptions were used for the multiple stock option grants during the year.

(2) The volatility and risk-free interest rate assumptions varied over the expected term of these stock option grants.

The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. Forfeitures have also been factored in based on historical forfeiture rates. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

The expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2013, there was $8 million (2012: $11 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 1 year (2012: 2 years).

b) Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of a two-and-a-half-year period and are settled in cash on the two-and-a-half-year anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2013, the weighted average remaining contractual life of RSUs was 1.17 years (2012: 1.09 years).

Compensation expense for RSUs was a $1 million reversal in 2013 (2012: $29 million) and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity

		Fair		Fair
	DSUs	value	RSUs	value
	(thousands)	($ millions)	(thousands)	($ millions)
At January 1, 2012	187	$8.4	2,815	$49.2
Settled for cash	(23)	(0.8)	(708)	(28.9)
Forfeited	—	—	(57)	(2.4)
Granted	43	1.7	387	16.0
Credits for dividends	—	—	52	2.1
Change in value	—	(2.3)	—	18.1
At December 31, 2012	207	$7.0	2,489	$54.1
Settled for cash	(72)	(1.2)	(803)	(19.2)
Forfeited	—	—	(764)	(15.8)
Granted	66	1.3	1,847	58.7
Credits for dividends	—	—	81	1.8
Change in value	—	(2.4)	—	(49.8)
At December 31, 2013	201	$4.7	2,850	$29.8

c) Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. At December 31, 2013, 598 thousand units were outstanding (2012: 185 thousand units).

d) Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. During 2013, Barrick contributed and expensed $0.8 million to this plan (2012: $0.8 million).

e) ABG Stock Options

African Barrick Gold has a stock option plan for its directors and selected employees. The exercise price of the granted options is determined by the ABG Remuneration Committee before the grant of an option provided that this price cannot be less than the average of the middle-market quotation of ABG’s shares (as derived from the London Stock Exchange Daily Official List) for the three dealing days immediately preceding the date of grant. All options outstanding at the end of the year expire in 2017 and 2020. There were 0.7 million ABG options granted which were exercisable at December 31, 2013. Stock option expense of $0.5 million (2012: $1.5 million) is included as a component of operating segment administration.

34 • Post-Retirement Benefits

Barrick operates various post-employment plans, including both defined benefit and defined contribution pension plans and other post-retirement plans. The table below outlines where the Company’s post-employment amounts and activity are included in the financial statements:

		2012
For the years ended December 31	2013	(restated)
Balance sheet obligations for:
Defined pension benefits	$77	$121
Other post-retirement benefits	6	8
Liability in the balance sheet	$83	$129
Income statement charge included income statement for:
Defined pension benefits	$3	$(3)
Other post-retirement benefits	—	(14)
	$3	$(17)
Measurements for:
Defined pension benefits	$36	$(7)
Other post-retirement benefits	1	—
	$37	$(7)

The amounts recognized in the balance sheet are determined as follows:

		2012
For the years ended December 31	2013	(restated)
Present value of funded obligations	$216	$241
Fair value of plan assets	(216)	(207)
(Surplus) deficit of funded plans	$—	$34
Present value of unfunded obligations	72	87
Total deficit of defined benefit pension plans	$72	$121
Impact of minimum funding requirement/ asset ceiling	5	—
Liability in the balance sheet	$77	$121

a) Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on an employee’s years of service. The plans operate under similar regulatory frameworks and generally face similar risks. The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trust are governed by local regulations and practice in each country. Responsibility for governance of the plans — overseeing all aspects of the plans including investment decisions and contribution schedules — lies with the Company. We have set up pension committees to assist in the management of the plans and have also appointed experienced independent professional experts such as actuaries, custodians and trustees. In 2012, certain vested participants elected a lump sum to settle their obligations, resulting in a settlement gain of $7 million.

		Fair value		Impact of minimum
	Present value	of plan		funding requirement/
	of obligation	assets	Total	asset ceiling	Total
At January 1, 2012 (restated)	$361	$(227)	$134	$—	$134
Current service cost	1	—	1	—	1
Interest expense (income)	14	(11)	3	—	3
Gains on settlements	(1)	(6)	(7)	—	(7)
	$375	$(244)	$131	$—	$131
Remeasurements:
Loss from demographic assumptions	3	—	3	—	3
Loss from financial assumptions	23	—	23	—	23
Experience gains	(2)	(17)	(19)	—	(19)
	$24	$(17)	$7	$—	$7
Contributions — employers	—	(17)	(17)	—	(17)
Benefit payments	(32)	32	—	—	—
Settlements	(39)	39	—	—	—
At December 31, 2012 (restated)	$328	$(207)	$121	$—	$121
Current service cost	1	—	1	—	1
Interest expense (income)	11	(9)	2	—	2
	$340	$(216)	$124	$—	$124
Remeasurements:
Loss from demographic assumptions	$6	$—	$6	$—	$6
Gain from financial assumptions	(25)	—	(25)	—	(25)
Experience gains	(5)	(17)	(22)	—	(22)
Change in asset ceiling	—	—	—	5	5
	$(24)	$(17)	$(41)	$5	$(36)
Exchange differences	(4)	1	(3)	—	(3)
Contributions — employers	—	(8)	(8)	—	(8)
Benefit payments	(24)	24	—	—	—
At December 31, 2013	$288	$(216)	$72	$5	$77

The significant actuarial assumptions were as follows:

		Other Post-Retirement		Other Post-Retirement
As at December 31	Pension Plans 2013	Benefits 2013	Pension Plans 2012	Benefits 2012
Discount rate	2.15—4.90%	3.90—4.10%	1.75—4.55%	2.95—3.10%

The sensitivity of the defined benefit obligation to changes in assumptions is set out below. The effects on each plan of a change in an assumption are weighted proportionately to the total plan obligations to determine the total impact for each assumption presented.

Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.50%	Decrease by 5%	Increase by 5%
		Increase by 1 year	Decrease by 1 year
		in assumption	in assumption
Life expectancy		Increase by 4%	Decrease by 4%

b) Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees in the US. All of these plans are unfunded. In 2012, one of our health care plans was wound up, resulting in a settlement gain of $14 million.

The movement in the defined benefit liability over the year is as follows:

	Present value	Fair value of
	of obligation	plan assets	Total
At January 1, 2012 (restated)	$24	$—	$24
Settlements	(14)	—	(14)
	$10	$—	$10
Remeasurements:
Loss from financial assumptions	1	—	1
Experience gains	(1)	—	(1)
	$—	$—	$—
Contributions — employers	—	(2)	(2)
Benefit payments	(2)	2	—
At December 31, 2012 (restated)	$8	$—	$8
Current service cost	—	—	—
	$8	$—	$8
Remeasurements:
Experience gains	(1)	—	(1)
	$(1)	$—	$(1)
Contributions — employers	—	(1)	(1)
Benefit payments	(1)	1	—
At December 31, 2013	$6	$—	$6

The sensitivity of the defined benefit obligation to changes in assumptions is set out below. The effects on each plan of a change in an assumption are weighted proportionately to the total plan obligations to determine the total impact for each assumption presented.

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.50%	Decrease by 3.4%	Increase by 3.6%
Healthcare cost increase	1%	Increase by 7.9%	Decrease by 7.0%
		Increase by 1 year	Decrease by 1 year
		in assumption	in assumption
Life expectancy		Increase by 9%	Decrease by 8.7%

Plan assets, which are funding the Company’s defined pension plans are comprised as follows:

	2013		2012
As at December 31	in %	Total	in %	Total
Composition of plan assets[1]
Equity instruments	53%	$116	52%	$108
Fixed income securities	47%	100	48%	99
	100%	$216	100%	$207

(1) Holdings in equity and fixed income securities consist of Level 1 and Level 2 assets within the fair value hierarchy.

Through the defined benefit pension plans and other post-retirement benefit plans, we are exposed to a number of risks, the most significant of which are detailed below:

Asset Volatility

The plan liabilities are calculated using a discount rate that was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-quality (Moody’s Aa) US corporate bonds. If plan assets underperform this yield, this will create a deficit. Our plans hold a significant proportion of equities, which contribute a certain degree of risk and volatility.

As the plans mature, we intend to reduce the level of investment risk by investing more in assets that better match the liabilities. However, we believe that due to the long-term nature of the plan liabilities, a level of continuing equity investment is an appropriate component of our long-term strategy to manage the plans efficiently.

Changes in Bond Yields

A decrease in corporate bond yields will increase plan liabilities, although this would likely be partially offset by an increase in the value of the plan’s bond holdings.

Inflation Risk

Most of the plan’s obligations are linked to inflation and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the plan against extreme inflation). The majority of the plan’s assets are either unaffected by (fixed interest bonds) or loosely correlated with (equities) inflation, meaning that an increase in inflation will also increase the deficit.

Life Expectancy

The majority of the plans’ obligations are to provide benefit for the life of the member, so increases in the life expectancy will result in an increase in the plan’s liabilities.

Each sensitivity analysis disclosed in this note is based on changing one assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to variations in significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as for calculating the liability recognized in the balance sheet.

In case of the funded plans, the Company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension plans. Within this framework, the Company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The Company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligations. The Company has not changed the processes used to manage its risks from previous periods. The Company does not currently use derivatives to manage its risk. Investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. All of the assets in 2013 consist of equities and fixed income securities. The Company believes that equities offer the best returns over the long term with an acceptable level of risk. The majority of equities are in a globally diversified portfolio of international blue chip entities. The plans are not exposed to significant foreign currency risk.

The Company has fully funded pension plans (mostly in the US) at December 31, 2013. The expected contribution to post-employment benefit plans for the year ending December 31, 2013 is $8 million (2012: $10 million).

The weighted average duration of the defined benefit obligation is 10 years (2012: 11 years).

	Less	Between	Between
	than a	1—2	2—5	Over 5
	year	years	years	years	Total
Pension benefits	$22	$22	$64	$405	$513
Other post- retirement benefits	2	1	1	6	10
At December 31, 2012	$24	$23	$65	$411	$523
Pension benefits	$21	$21	$61	$381	$484
Other post-retirement benefits	1	1	1	6	9
At December 31, 2013	$22	$22	$62	$387	$493

c) Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans and we also have a retirement plan for certain officers of the Company. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $64 million in 2013 (2012: $66 million).

35 • Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from the matters noted below may be material.

a) Litigation and Claims

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Shareholder Class Action

On December 6, 2013, lead counsel and plaintiffs in the securities class action filed a consolidated amended complaint (the “Complaint”) in the U.S. District Court for the Southern District of New York (the “Court”), on behalf of anyone who purchased the common stock of the Company between May 7, 2009, and November 1, 2013. The Complaint asserts claims against the Company and individual defendants Jamie Sokalsky, Aaron Regent, Ammar Al-Joundi, Igor Gonzales, Peter Kinver, George Potter and Sybil Veenman (collectively, the “Defendants”). The Complaint alleges that the Defendants made false and misleading statements to the investing public relating (among other things) to the cost of the Pascua-Lama project (the “Project”), the amount of time it would take before production commenced at the Project, and the environmental risks of the Project, as well as alleged internal control failures. The Complaint seeks an unspecified amount of damages.

The Complaint largely tracks the legal theories advanced in three prior complaints filed on June 5, 2013, June 14, 2013 and August 2, 2013. The Court consolidated those complaints and appointed lead counsel and lead plaintiffs for the resulting consolidated action in September 2013.

The Defendants’ motion to dismiss will be filed on February 11, 2014, the opposition to the Defendants’ motion is due on March 14, 2014, and Defendants’ reply brief is due on April 11, 2014. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Pascua-Lama — Constitutional Protection Action

On July 15, 2013, the Court of Appeals of Copiapo, Chile issued a decision on the constitutional protection action filed in September 2012, ruling that Compania Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, must complete the Project’s water management system in compliance with the environmental permit to the satisfaction of Chile’s environmental regulator (the Superintendencia del Medio Ambiente or “SMA”) before resuming construction activities in Chile. This ruling was confirmed by the Chilean Supreme Court on September 25, 2013.

In September 2013, a new constitutional protection action was filed against CMN alleging that the company is conducting activities at the Project that are not authorized by the July 15, 2013 decision of the Court of Appeals of Copiapo or the May 2013 Resolution of the SMA (for more information on the SMA Resolution see “Pascua-Lama — Challenge to SMA Regulatory Sanction” below). The Court of Appeals of Antofagasta admitted the case for review but declined to issue the preliminary injunction requested by the plaintiff. The challenged activities include the Project’s environmental monitoring as well as the operation and maintenance of facilities in connection with the completion of the Project’s water management system. The plaintiff, a lawyer acting on her own behalf, alleges that these activities infringe her constitutional right to life and to live in an environment free of contamination. The relief sought in the action is the complete suspension of these activities and the adoption by the SMA of administrative measures to, among other things, inspect the works and commence sanction proceedings against CMN as appropriate. On October 22, 2013, the SMA informed the Court that CMN is authorized to perform all of the activities challenged by the plaintiff. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict the outcome, but believes that the challenged activities are authorized.

Pascua-Lama — Challenge to SMA Regulatory Sanction

In May 2013, CMN received a Resolution (the “Resolution”) from the SMA that requires the company to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013. In June 2013, a group of local farmers and indigenous communities challenged the Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claims that the fine was inadequate and requests more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and has vigorously defended the Resolution. The hearing was held before the Environmental Court on September 4, 2013. A court-ordered inspection of the Pascua-Lama Project site took place on December 5, 2013. CMN presented additional environmental information to the Environmental Court on January 15, 2014, and the decision of the Court is pending. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict the outcome or, in particular, the potential financial impact in the event that more severe sanctions are imposed.

Pascua-Lama — Environmental Damage Claim

In June 2013, a group of local farmers filed an environmental damage claim against CMN in the Environmental Court, alleging that CMN has damaged glaciers located in the Project area. The plaintiffs are seeking a court order requiring CMN to remedy the alleged damage and implement measures to prevent such environmental impact from continuing, including by halting construction of the Project in Chile. CMN presented its defense on October 9, 2013. A settlement and evidentiary hearing took place on January 8, 2014. Having failed to reach a settlement during that hearing, the parties proceeded to present documentary evidence and witness testimony to the Environmental Court. The hearing will resume in late February 2014. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict the outcome.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome and in any event the provincial audit concluded that the Company’s activities do not impact glaciers or peri-glaciers.

Marinduque Complaint

Placer Dome Inc. was named the sole defendant in a Complaint filed in October 2005 by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada (the “Court”). The complaint asserted that Placer Dome Inc. was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome Inc. indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome Inc. to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage. In October 2010, the Court issued an order granting the Company’s motion to dismiss the action on the grounds of forum non conveniens. The Province has appealed the Court’s dismissal order to the Nevada Supreme Court. The Company intends to continue to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petition”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc., which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the motion for intervention, or certain other matters before the Supreme Court. The Company intends to continue to defend the action vigorously. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

Cortez Hills Complaint

In November 2008, the United States Bureau of Land Management (the “BLM”) issued a Record of Decision approving the Cortez Hills Expansion Project, following which the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on various grounds.

In December 2009, on appeal from a decision denying certain of the plaintiffs’ claims, the United States Court of Appeals for the Ninth Circuit (the “Court of Appeals”) issued an opinion in which it held that the plaintiffs were likely to succeed on two of their claims and ordered that a supplemental Environmental Impact Statement (“EIS”) be prepared by Barrick. In March 2011, the BLM issued its record of decision that approved the supplemental EIS. In January 2012, the District Court issued a decision granting summary judgment in favor of Barrick and the BLM on all remaining issues. The plaintiffs have appealed this decision to the Court of Appeals, which held oral arguments in September 2013. A decision of the Court of Appeals is pending. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict the outcome.

b) Other Contingencies

Jabal Sayid

Since the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of the DMMR. In December 2012, the DMMR required the project to cease commissioning of the plant using stockpiled ore, citing alleged noncompliances with the mining investment law and the mining license, and in January 2013 required related companies to cease exploration activities, citing noncompliance with the law and the exploration licenses related to the ownership changes. The Company does not believe that such consent was required as a matter of law, but has responded to requests of the DMMR, including through the provision of additional guarantees and undertakings, and expressed its desire to fully satisfy any related requirements of the DMMR. Other regulatory agencies may decline to issue or renew licenses as a result of the position being taken by the DMMR. The Company is progressing discussions with the DMMR and is also evaluating alternatives such as further curtailing or suspending activities on site until a resolution is achieved, which could lead to further impairment losses on the value of the asset.

Veladero

Production at the Company’s Veladero mine in Argentina has been impacted by a build-up of ounces on the leach pad due to restrictions that affect the amount of solution that can be applied to the mine’s heap leaching process. The Company is in discussions with regulatory authorities with respect to permit amendments to reflect the current circumstances and to allow operation of the leach pad in alignment with permit requirements. The Company expects to receive the requested permit amendments pursuant to these discussions. However, failure to obtain the permit amendments in a timely manner would have an increasing impact on the Company’s 2014 production at Veladero and potentially on the relationship with the San Juan provincial mining authority (the Instituto Provincial de Exploraciones y Explotaciones Mineras or “IPEEM”) under the exploitation agreement governing the Company’s right to operate the Veladero mine.

Mineral Reserves and Mineral Resources

The tables on the next seven pages set forth Barrick’s interest in the total proven and probable gold and copper reserves and in the total measured, indicated and inferred gold, copper and nickel resources and certain related information at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, metal and property, see pages 150 to 156.

The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of metal will be produced. Metal price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.

Definitions

A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by a least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Summary Gold Mineral Reserves and Mineral Resources1,2,3

		2013			2012
For the years ended December 31		Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces		(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)
North America
Goldstrike Open Pit	(proven and probable)	84,255	0.096	8,122	94,541	0.094	8,933
	(mineral resource)	5,909	0.070	413	3,621	0.033	118
Goldstrike Underground	(proven and probable)	10,474	0.247	2,585	14,632	0.233	3,405
	(mineral resource)	5,985	0.302	1,810	6,144	0.303	1,864
Goldstrike Property Total	(proven and probable)	94,729	0.113	10,707	109,173	0.113	12,338
	(mineral resource)	11,894	0.187	2,223	9,765	0.203	1,982
Pueblo Viejo (60.00%)	(proven and probable)	102,342	0.095	9,694	181,788	0.083	15,008
	(mineral resource)	127,432	0.071	9,011	133,565	0.063	8,353
Cortez	(proven and probable)	207,710	0.053	11,024	306,190	0.049	15,058
	(mineral resource)	100,465	0.049	4,914	50,943	0.053	2,701
Goldrush	(proven and probable)	—	—	—	—	—	—
	(mineral resource)	75,540	0.132	9,960	65,914	0.127	8,367
Bald Mountain	(proven and probable)	135,051	0.018	2,460	295,559	0.017	5,161
	(mineral resource)	206,436	0.017	3,579	125,190	0.012	1,472
Turquoise Ridge (75.00%)	(proven and probable)	10,037	0.505	5,070	15,258	0.381	5,815
	(mineral resource)	90,521	0.127	11,488	79,690	0.120	9,552
Round Mountain (50.00%)	(proven and probable)	46,459	0.020	919	70,683	0.018	1,243
	(mineral resource)	42,014	0.022	904	44,293	0.021	925
South Arturo (60.00%)	(proven and probable)	20,525	0.049	1,007	33,770	0.042	1,421
	(mineral resource)	32,627	0.044	1,440	16,377	0.045	731
Ruby Hill	(proven and probable)	4,963	0.028	140	7,823	0.042	326
	(mineral resource)	178,429	0.020	3,612	172,646	0.020	3,463
Hemlo	(proven and probable)	14,112	0.072	1,019	16,424	0.070	1,150
	(mineral resource)	58,253	0.033	1,903	55,899	0.033	1,827
Marigold Mine (33.33%)	(proven and probable)	88,195	0.016	1,389	108,257	0.015	1,640
	(mineral resource)	12,333	0.013	158	16,750	0.012	207
Golden Sunlight	(proven and probable)	4,023	0.049	196	6,164	0.052	318
	(mineral resource)	4,717	0.036	170	1,715	0.032	55
Donlin Gold (50.00%)	(proven and probable)	—	—	—	—	—	—
	(mineral resource)	298,358	0.065	19,503	298,358	0.065	19,503
South America
Cerro Casale (75.00%)	(proven and probable)	990,088	0.018	17,434	990,088	0.018	17,434
	(mineral resource)	251,960	0.010	2,530	245,990	0.010	2,494
Pascua-Lama	(proven and probable)	357,836	0.043	15,384	424,117	0.042	17,861
	(mineral resource)	173,574	0.037	6,459	269,930	0.025	6,734
Veladero	(proven and probable)	205,718	0.025	5,117	471,153	0.021	10,024
	(mineral resource)	181,204	0.020	3,588	30,186	0.013	400
Lagunas Norte	(proven and probable)	100,089	0.037	3,751	205,008	0.028	5,828
	(mineral resource)	37,252	0.020	757	39,462	0.017	669
Pierina[4]	(proven and probable)	—	—	—	50,013	0.011	542
	(mineral resource)	—	—	—	2,764	0.015	41

(1) Resources which are not reserves do not have demonstrated economic viability.

(2) See accompanying footnote #1.

(3) Measured plus indicated resources

(4) See accompanying footnote #2.

		2013			2012
For the years ended December 31		Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces		(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)
Australia Pacific
Porgera (95.00%)	(proven and probable)	25,501	0.120	3,051	65,476	0.095	6,221
	(mineral resource)	40,334	0.080	3,238	30,705	0.077	2,361
Kalgoorlie (50.00%)	(proven and probable)	101,183	0.037	3,718	108,253	0.039	4,195
	(mineral resource)	27,762	0.043	1,204	21,247	0.035	737
Cowal	(proven and probable)	52,772	0.034	1,816	83,632	0.033	2,764
	(mineral resource)	69,807	0.032	2,203	29,322	0.035	1,034
Plutonic	(proven and probable)	488	0.268	131	1,077	0.191	206
	(mineral resource)	4,634	0.191	883	2,619	0.298	781
Kanowna Belle	(proven and probable)	2,884	0.141	408	4,071	0.155	632
	(mineral resource)	3,739	0.137	513	4,827	0.127	614
Darlot[5]	(proven and probable)	—	—	—	2,685	0.126	338
	(mineral resource)	—	—	—	573	0.204	117
Granny Smith[5]	(proven and probable)	—	—	—	34,795	0.054	1,866
	(mineral resource)	—	—	—	5,511	0.067	368
Lawlers[5]	(proven and probable)	—	—	—	2,963	0.131	387
	(mineral resource)	—	—	—	670	0.206	138
Africa
Bulyanhulu (73.90%)	(proven and probable)	30,616	0.227	6,937	30,111	0.267	8,040
	(mineral resource)	8,329	0.311	2,588	8,694	0.282	2,453
North Mara (73.90%)	(proven and probable)	17,684	0.092	1,634	27,865	0.080	2,226
	(mineral resource)	20,581	0.097	1,991	15,573	0.114	1,781
Buzwagi (73.90%)	(proven and probable)	19,636	0.042	828	51,592	0.039	1,994
	(mineral resource)	40,004	0.038	1,506	12,116	0.030	360
Nyanzaga (73.90%)	(proven and probable)	—	—	—	—	—	—
	(mineral resource)	79,303	0.038	3,032	63,672	0.042	2,681
Tulawaka (51.73%)[6]	(proven and probable)	—	—	—	24	0.458	11
	(mineral resource)	—	—	—	540	0.193	104
Other	(proven and probable)	27,930	0.008	217	26,494	0.008	201
	(mineral resource)	959	0.005	5	3,501	0.001	2
Total	(proven and probable)	2,660,571	0.039	104,051	3,730,506	0.038	140,248
	(mineral resource)	2,178,461	0.046	99,362	1,859,007	0.045	83,007

(1) Resources which are not reserves do not have demonstrated economic viability.

(2) See accompanying footnote #1.

(3) Measured plus indicated resources

(4) See accompanying footnote #2.

(5) See accompanying footnote #3.

(6) See accompanying footnote #4.

Gold Mineral Reserves1

	Proven			Probable			Total
			Contained			Contained			Contained
As at December 31, 2013	Tons	Grade	ounces	Tons	Grade	ounces	Tons	Grade	ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)
North America
Goldstrike Open Pit	60,353	0.087	5,280	23,902	0.119	2,842	84,255	0.096	8,122
Goldstrike Underground	5,592	0.265	1,482	4,882	0.226	1,103	10,474	0.247	2,585
Goldstrike Property Total	65,945	0.103	6,762	28,784	0.137	3,945	94,729	0.113	10,707
Pueblo Viejo (60.00%)	24,123	0.098	2,358	78,219	0.094	7,336	102,342	0.095	9,694
Cortez	23,874	0.066	1,576	183,836	0.051	9,448	207,710	0.053	11,024
Bald Mountain	41,462	0.021	857	93,589	0.017	1,603	135,051	0.018	2,460
Turquoise Ridge (75.00%)	4,781	0.512	2,446	5,256	0.499	2,624	10,037	0.505	5,070
Round Mountain (50.00%)	18,235	0.022	394	28,224	0.019	525	46,459	0.020	919
South Arturo (60.00%)	7	0.143	1	20,518	0.049	1,006	20,525	0.049	1,007
Ruby Hill	376	0.048	18	4,587	0.027	122	4,963	0.028	140
Hemlo	1,700	0.078	133	12,412	0.071	886	14,112	0.072	1,019
Marigold Mine (33.33%)	12,007	0.019	228	76,188	0.015	1,161	88,195	0.016	1,389
Golden Sunlight	1,898	0.042	80	2,125	0.055	116	4,023	0.049	196
South America
Cerro Casale (75.00%)	189,900	0.019	3,586	800,188	0.017	13,848	990,088	0.018	17,434
Pascua-Lama	35,201	0.054	1,887	322,635	0.042	13,497	357,836	0.043	15,384
Veladero	23,676	0.023	545	182,042	0.025	4,572	205,718	0.025	5,117
Lagunas Norte	17,054	0.039	657	83,035	0.037	3,094	100,089	0.037	3,751
Australia Pacific
Porgera (95.00%)	2,405	0.239	574	23,096	0.107	2,477	25,501	0.120	3,051
Kalgoorlie (50.00%)	69,620	0.028	1,951	31,563	0.056	1,767	101,183	0.037	3,718
Cowal	14,644	0.028	406	38,128	0.037	1,410	52,772	0.034	1,816
Plutonic	213	0.268	57	275	0.269	74	488	0.268	131
Kanowna Belle	390	0.356	139	2,494	0.108	269	2,884	0.141	408
Africa
Bulyanhulu (73.90%)	331	0.332	110	30,285	0.225	6,827	30,616	0.227	6,937
North Mara (73.90%)	5,688	0.076	431	11,996	0.100	1,203	17,684	0.092	1,634
Buzwagi (73.90%)	4,496	0.030	136	15,140	0.046	692	19,636	0.042	828
Other	493	0.010	5	27,437	0.008	212	27,930	0.008	217
Total	558,519	0.045	25,337	2,102,052	0.037	78,714	2,660,571	0.039	104,051

Copper Mineral Reserves1

	Proven			Probable			Total
			Contained			Contained			Contained
As at December 31, 2013	Tons	Grade	lbs	Tons	Grade	lbs	Tons	Grade	lbs
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)
Zaldívar	397,831	0.544	4,328	157,229	0.531	1,669	555,060	0.540	5,997
Lumwana	259,009	0.553	2,864	334,913	0.561	3,756	593,922	0.557	6,620
Jabal Sayid	493	2.231	22	27,437	2.564	1,407	27,930	2.558	1,429
Total	657,333	0.549	7,214	519,579	0.657	6,832	1,176,912	0.597	14,046

(1) See accompanying footnote #1.

Gold Mineral Resources1,2

	Measured (M)			Indicated (I)			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
As at December 31, 2013	Tons	Grade	ounces	Tons	Grade	ounces	ounces	Tons	Grade	ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)
North America
Goldstrike Open Pit	542	0.076	41	5,367	0.069	372	413	1,081	0.071	77
Goldstrike Underground	1,412	0.360	509	4,573	0.284	1,301	1,810	1,302	0.311	405
Goldstrike Property Total	1,954	0.281	550	9,940	0.168	1,673	2,223	2,383	0.202	482
Pueblo Viejo (60.00%)	3,372	0.075	254	124,060	0.071	8,757	9,011	5,475	0.091	497
Cortez	8,029	0.041	328	92,436	0.050	4,586	4,914	17,344	0.054	939
Goldrush	3,091	0.137	423	72,449	0.132	9,537	9,960	39,472	0.141	5,555
Bald Mountain	49,097	0.020	967	157,339	0.017	2,612	3,579	57,515	0.013	758
Turquoise Ridge (75.00%)	12,266	0.160	1,958	78,255	0.122	9,530	11,488	37,131	0.150	5,566
Round Mountain (50.00%)	13,248	0.028	365	28,766	0.019	539	904	27,023	0.016	433
South Arturo (60.00%)	7	0.143	1	32,620	0.044	1,439	1,440	15,481	0.014	220
Ruby Hill	2,460	0.026	63	175,969	0.020	3,549	3,612	18,343	0.040	733
Hemlo	336	0.110	37	57,917	0.032	1,866	1,903	1,680	0.143	241
Marigold Mine (33.33%)	913	0.014	13	11,420	0.013	145	158	8,338	0.013	108
Golden Sunlight	28	0.036	1	4,689	0.036	169	170	1,926	0.037	72
Donlin Gold (50.00%)	4,261	0.073	313	294,097	0.065	19,190	19,503	50,825	0.059	2,997
South America
Cerro Casale (75.00%)	19,831	0.008	167	232,129	0.010	2,363	2,530	416,203	0.011	4,495
Pascua-Lama	16,284	0.044	710	157,290	0.037	5,749	6,459	21,480	0.045	975
Veladero	8,370	0.018	147	172,834	0.020	3,441	3,588	30,725	0.009	269
Lagunas Norte	1,434	0.022	31	35,818	0.020	726	757	5,222	0.021	109
Australia Pacific
Porgera (95.00%)	11,805	0.090	1,064	28,529	0.076	2,174	3,238	26,595	0.137	3,652
Kalgoorlie (50.00%)	6,214	0.044	271	21,548	0.043	933	1,204	759	0.067	51
Cowal	6,150	0.018	113	63,657	0.033	2,090	2,203	11,082	0.028	314
Plutonic	498	0.153	76	4,136	0.195	807	883	4,206	0.173	728
Kanowna Belle	1,062	0.166	176	2,677	0.126	337	513	3,050	0.131	401
Africa
Bulyanhulu (73.90%)	—	—	—	8,329	0.311	2,588	2,588	5,402	0.376	2,029
North Mara (73.90%)	2,646	0.097	257	17,935	0.097	1,734	1,991	599	0.080	48
Buzwagi (73.90%)	168	0.048	8	39,836	0.038	1,498	1,506	5,843	0.035	202
Nyanzaga (73.90%)	—	—	—	79,303	0.038	3,032	3,032	2,478	0.027	67
Other	—	—	—	959	0.005	5	5	367	0.011	4
Total	173,524	0.048	8,293	2,004,937	0.045	91,069	99,362	816,947	0.039	31,945

Copper Mineral Resources1,2

	Measured (M)			Indicated (I)			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
As at December 31, 2013	Tons	Grade	lbs	Tons	Grade	lbs	lbs	Tons	Grade	lbs
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)
Zaldívar	110,580	0.445	984	55,939	0.461	516	1,500	10,570	0.591	125
Lumwana	74,432	0.390	581	461,967	0.519	4,794	5,375	508	0.591	6
Jabal Sayid	—	—	—	959	1.460	28	28	367	2.725	20
Total	185,012	0.423	1,565	518,865	0.514	5,338	6,903	11,445	0.660	151

(1) Resources which are not reserves do not have demonstrated economic viability.

(2) See accompanying footnote #1.

Contained Silver Within Reported Gold Reserves1

	In proven			In probable
	gold reserves			gold reserves			Total
For the year ended			Contained			Contained			Contained	Process
December 31, 2013	Tons	Grade	ounces	Tons	Grade	ounces	Tons	Grade	ounces	recovery
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)%
North America
Pueblo Viejo (60.00%)	24,123	0.71	17,202	78,219	0.56	43,873	102,342	0.60	61,075	87.1%
South America
Cerro Casale (75.00%)	189,900	0.06	10,565	800,188	0.04	33,451	990,088	0.04	44,016	69.0%
Pascua-Lama	35,201	2.04	71,705	322,635	1.87	603,137	357,836	1.89	674,842	81.7%
Lagunas Norte	15,606	0.11	1,653	83,035	0.14	11,299	98,641	0.13	12,952	19.5%
Veladero	14,530	0.34	4,880	182,042	0.46	84,194	196,572	0.45	89,074	6.5%
Africa
Bulyanhulu (73.90%)	331	0.27	91	30,285	0.21	6,312	30,616	0.21	6,403	75.0%
Total	279,691	0.38	106,096	1,496,404	0.52	782,266	1,776,095	0.50	888,362	72.9%

(1) Silver is accounted for as a by-product credit against reported or projected gold production costs.

Contained Copper Within Reported Gold Reserves1

	In proven			In probable
	gold reserves			gold reserves			Total
For the year ended			Contained			Contained			Contained	Process
December 31, 2013	Tons	Grade	lbs	Tons	Grade	lbs	Tons	Grade	lbs	recovery
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)%
North America
Pueblo Viejo (60.00%)	24,123	0.086	41.4	78,219	0.119	185.8	102,342	0.111	227.2	79.4%
South America
Cerro Casale (75.00%)	189,900	0.190	721.3	800,188	0.226	3,613.3	990,088	0.219	4,334.6	87.4%
Pascua-Lama	35,201	0.094	66.1	322,635	0.069	447.8	357,836	0.072	513.9	38.5%
Africa
Bulyanhulu (73.90%)	331	0.438	2.9	30,285	0.454	274.9	30,616	0.454	277.8	95.0%
Buzwagi (73.90%)	4,496	0.068	6.1	15,140	0.110	33.2	19,636	0.100	39.3	70.2%
Total	254,051	0.165	837.8	1,246,467	0.183	4,555.0	1,500,518	0.180	5,392.8	82.7%

(1) Copper is accounted for as a by-product credit against reported or projected gold production costs.

Contained Silver Within Reported Gold Resources1

	Measured (M)			Indicated (I)			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
For the year ended December 31, 2013	Tons	Grade	ounces	Tons	Grade	ounces	ounces	Tons	Grade	ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)
North America
Pueblo Viejo (60.00%)	3,372	0.45	1,516	124,060	0.39	47,962	49,478	5,475	0.59	3,237
South America
Cerro Casale (75.00%)	19,831	0.04	713	232,129	0.03	7,241	7,954	416,203	0.03	12,566
Pascua-Lama	16,284	0.77	12,525	157,290	0.65	102,178	114,703	21,480	0.59	12,607
Lagunas Norte	1,434	0.10	147	35,818	0.08	2,838	2,985	5,222	0.07	388
Veladero	8,370	0.29	2,414	172,834	0.38	65,467	67,881	30,725	0.38	11,551
Africa
Bulyanhulu (73.90%)	—	—	—	8,329	0.25	2,050	2,050	5,155	0.31	1,601
Total	49,291	0.35	17,315	730,460	0.31	227,736	245,051	484,260	0.09	41,950

(1) Resources which are not reserves do not have demonstrated economic viability.

Contained Copper Within Reported Gold Resources1

	In measured (M)			In indicated (I)
	gold resources			gold resources			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
For the year ended December 31, 2013	Tons	Grade	lbs	Tons	Grade	lbs	lbs	Tons	Grade	lbs
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)
North America
Pueblo Viejo (60.00%)	3,372	0.12	8.1	124,060	0.093	230.0	238.1	5,475	0.114	12.5
South America
Cerro Casale (75.00%)	19,831	0.125	49.4	232,129	0.160	741.4	790.8	416,203	0.190	1,578.5
Pascua-Lama	16,284	0.072	23.5	157,290	0.061	193.4	216.9	21,480	0.040	17.3
Africa
Buzwagi (73.90%)	168	0.12	0.4	39,836	0.109	87.0	87.4	5,843	0.084	9.8
Total	39,655	0.103	81.4	553,315	0.113	1,251.8	1,333.2	449,001	0.180	1,618.1

(1) Resources which are not reserves do not have demonstrated economic viability.

Nickel Mineral Resources1

	Measured (M)			Indicated (I)			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
For the year ended December 31, 2013	Tons	Grade	lbs	Tons	Grade	lbs	lbs	Tons	Grade	lbs
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)
Africa
Kabanga (50.00%)	6,619	2.034	269.2	10,951	2.360	516.8	786.0	9,623	2.235	430.2

(1) Resources which are not reserves do not have demonstrated economic viability.

Mineral Reserves and Resources Notes

1. Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2013 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Rick Sims, Senior Director, Resources and Reserves, of Barrick, Steven Haggarty, Senior Director, Metallurgy, of Barrick and Patrick Garretson, Director, LOM Planning, of Barrick. Except as noted below, reserves have been calculated using an assumed long-term average gold price of $US 1,100 per ounce, a silver price of $US 21.00 per ounce, a copper price of $US 3.00 per pound and exchange rates of 1.05$Can/$US and 0.90 $US/$Aus. Reserves at Round Mountain have been calculated using an assumed long-term average gold price of $US 1,200. Reserves at Marigold, Kalgoorlie, Bulyanhulu, North Mara and Buzwagi have been calculated using an assumed long-term average gold price of $US 1,300. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Resources as at December 31, 2013 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

2. The Company placed the Pierina mine into closure in 2013. Consequently, the Company removed the estimate of reserves and resources associated with the Pierina mine from its statement of reserves and resources for 2013.

3. On September 30, 2013, the Company divested the Darlot, Granny Smith and Lawlers mines. For additional information regarding this matter, see page 20 of Barrick’s Year-End Report 2013.

4. African Barrick Gold decided to close the Tulawaka mine in 2013. Consequently, the Company removed the estimate of reserves and resources associated with the Tulawaka mine from its statement of reserves and resources for 2013.

Corporate Governance and Committees of the Board

Corporate Governance

Our Board is committed to acting in the best interests of the Company and its shareholders. Sound corporate governance practices contribute to achieving our strategic and operational plans, goals and objectives.

The Board of Directors has approved a set of Corporate Governance Guidelines to promote the effective functioning of the Board of Directors and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Barrick has also adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of Barrick. In conjunction with the adoption of the Code, Barrick established a compliance hotline to allow for anonymous reporting by telephone or Internet portal of any suspected Code violations, including concerns regarding accounting, internal accounting controls or other auditing matters. A copy of the Corporate Governance Guidelines, the Code of Business Conduct and Ethics and the mandates of the Board of Directors and each of the Committees of the Board, including the Audit Committee, the Compensation Committee adn the Corporate Governance and Nominating Committee, is posted on Barrick’s website at www.barrick.com/ company/governance and is available in print from the Company to any shareholder upon request.

Mr. J. B. Harvey is Barrick’s Lead Director. The Lead Director facilitates the functioning of the Board independently from management, serves as an independent leadership contact for directors and executive officers, and assists in maintaining and enhancing the quality of the Company’s corporate governance.

Committees of the Board

Audit Committee

(S.J. Shapiro, H.L. Beck, D. Moyo)

Assists the Board in its oversight of Barrick’s financial reporting process and the quality, transparency, and integrity of Barrick’s financial statements and other relevant public disclosures, the Company’s internal controls over financial reporting, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence, the performance of the internal and external auditors, and the Company’s process relating to enterprise risk management.

Compensation Committee

(J.B. Harvey, G.A. Cisneros, S.J. Shapiro)

Assists the Board in designing Barrick’s compensation policies and practices and administering Barrick’s share compensation plans. The Committee is responsible for reviewing and recommending director and executive compensation.

Corporate Governance and Nominating Committee

(G.A. Cisneros, H.L. Beck, D. Moyo)

Assists the Board with establishing Barrick’s corporate governance policies and practices, identifying individuals qualified to become members of the Board, reviewing the composition and functioning of the Board and its Committees, and succession planning for senior executives.

Corporate Responsibility Committee

(C.W.D. Birchall, D. Moyo, J.L. Thornton)

Assists the Board in overseeing Barrick’s programs and performance relating to environmental, health and safety, corporate social responsibility and human rights matters.

Finance Committee

(C.W.D. Birchall, H.L. Beck, A. Munk, J.C. Sokalsky)

Reviews the Company’s financial structure and investment and financial risk management programs.

Shareholder Information

Shares are traded on two stock exchanges

New York

Toronto

Ticker Symbol

ABX

Number of Registered Shareholders at

December 31, 2013

17,284

Index Listings

S&P/TSX Composite Index

S&P/TSX 60 Index

S&P Global 1200 Index

Philadelphia Gold/Silver Index

NYSE Arca Gold Miners Index

Dow Jones Sustainability Index (DJSI) — North America

Dow Jones Sustainability Index (DJSI) — World

2013 Dividend per Share

US$0.50

Common Shares

(millions)
Outstanding at December 31, 2013	1,165

Weighted average 2013
Basic	1,022
Fully diluted	1,022

The Company’s shares were split on a two-for-one basis in 1987, 1989 and 1993.

Volume of Shares Traded

(millions)	2013	2012
NYSE	1,266	647
TSX	989	781

Closing Price of Shares

December 31, 2013
NYSE	US$	17.63
TSX	C$	18.71

Share Trading Information

New York Stock Exchange

	Share Volume
	(millions)		High				Low
Quarter	2013	2012	2013		2012		2013		2012
First	173	145	US$	36.07	US$	50.38	US$	28.31	US$	42.21
Second	426	180	29.39		44.49		14.67		34.82
Third	349	175	21.20		43.15		13.43		31.00
Fourth	318	147	20.62		42.53		15.27		32.81
	1,266	647

Toronto Stock Exchange

	Share Volume
	(millions)		High				Low
Quarter	2013	2012	2013		2012		2013		2012
First	168	177	C$	35.50	C$	50.33	C$	29.08	C$	42.19
Second	327	185	29.89		44.75		15.41		35.11
Third	249	195	22.29		42.08		14.22		31.18
Fourth	245	163	21.55		41.73		16.33		32.43
	989	720

Dividend Policy

The Board of Directors reviews the dividend policy quarterly based on the cash requirements of the Company’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the Company.

Dividend Payments

In 2013, the Company paid a cash dividend of $0.50 per share — $0.20 on March 15, $0.20 on June 17, $0.05 on September 16, and $0.05 on December 16. A cash dividend of $0.75 per share was paid in 2012 — $0.15 on March 15, $0.20 on June 15, $0.20 on September 17 and $0.20 on December 17.

Form 40-F

The Company’s Annual Report on Form 40-F is filed with the United States Securities and Exchange Commission. This report is available on Barrick’s website www.barrick.com and will be made available to shareholders, without charge, upon written request to the Investor Relations Department.

Shareholder Contacts

Shareholders are welcome to contact the Investor Relations Department for general information on the Company:

Amy Schwalm

Vice President, Investor Relations

Telephone: 416-307-7422

Email: aschwalm@barrick.com

Susan Muir

Senior Director, Investor Relations

Telephone: 416-307-5107

Email: s.muir@barrick.com

For information on such matters as share transfers, dividend cheques and change of address, inquiries should be directed to the Company’s Transfer Agents.

Transfer Agents and Registrars

CST Trust Company

P.O. Box 700, Postal Station B

Montreal, Quebec, Canada H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 — 15th Avenue

Brooklyn, NY, USA 11219

Tel: 1-800-387-0825

Toll-free throughout North America

Fax: 1-888-249-6189

Email: inquiries@canstockta.com

Website: www.canstockta.com

Auditors

PricewaterhouseCoopers LLP

Toronto, Ontario

Annual and Special Meeting

The Annual and Special Meeting of Shareholders will be held on Wednesday, April 30, 2014 at 10:00 a.m. (Toronto time) in the Metro Toronto Convention Centre, John Bassett Theatre, 255 Front Street West, Toronto, Ontario.

Board of Directors and Executive Officers

BOARD OF DIRECTORS

Howard L. Beck, Q.C.

Toronto, Ontario

Corporate Director

C. William D. Birchall

Toronto, Ontario

Vice Chairman,

Barrick Gold Corporation

Gustavo A. Cisneros

Santo Domingo,

Dominican Republic

Chairman, Cisneros Group

of Companies

J. Brett Harvey

Canonsburg, Pennsylvania

Lead Director

Chairman and

Chief Executive Officer,

CONSOL Energy Inc.

Dambisa Moyo

London, United Kingdom

International Economist

and Commentator

The Right Honourable

Brian Mulroney, P.C.

Montreal, Quebec

Senior Advisor,

Global Affairs,

Barrick Gold Corporation

Chairman,

Barrick International

Advisory Board

Senior Partner,

Norton Rose Fulbright

Canada LLP

Anthony Munk

Toronto, Ontario

Senior Managing Director,

Onex Corporation

Peter Munk, C.C.

Toronto, Ontario

Founder and Chairman,

Barrick Gold Corporation

Steven J. Shapiro

Houston, Texas

Corporate Director

Jamie C. Sokalsky

Toronto, Ontario

President and

Chief Executive Officer,

Barrick Gold Corporation

John L. Thornton

Palm Beach, Florida

Co-Chairman,

Barrick Gold Corporation

Professor and Director of the

Global Leadership Program,

Tsinghua University School of

Economics and Management

Executive Officers

Peter Munk

Chairman

John L. Thornton

Co-Chairman

C. William D. Birchall

Vice Chairman

Jamie C. Sokalsky

President and

Chief Executive Officer

Kelvin P.M. Dushnisky

Senior Executive

Vice President

Ammar Al-Joundi

Executive Vice President

and Chief Financial Officer

James K. Gowans

Executive Vice President

and Chief Operating Officer

Robert L. Krcmarov

Senior Vice President,

Global Exploration

Richard G. McCreary

Senior Vice President,

Corporate Development

Ivan J. Mullany

Senior Vice President,

Capital Projects

Darian K. Rich

Senior Vice President,

Human Resources

Sybil E. Veenman

Senior Vice President

and General Counsel

International Advisory Board

The International Advisory Board was established to provide advice to Barrick’s Board of Directors and management on geo-political and other strategic issues affecting the Company.

Chairman

The Right Honourable

Brian Mulroney

Former Prime Minister

of Canada

Members

His Excellency

José María Aznar

Spain

The Honorable

John Ellis Bush

United States

Gustavo A. Cisneros

Dominican Republic

Secretary William S. Cohen

United States

The Honourable

Karl-Theodor zu Guttenberg

Germany

Dr. Philipp M. Hildebrand

United Kingdom

Vernon E. Jordan, Jr.

United States

Andrónico Luksic

Chile

Lord Charles Powell of

Bayswater KCMG

United Kingdom

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this Annual Report 2013, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the company does or may carry on business in the future; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated wzith the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; fluctuations in the currency markets; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties, particularly title to undeveloped properties; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; business opportunities that may be presented to, or pursued by, the company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and, the organization of our African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold/ copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Report 2013 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

www.barrick.com

Barrick Gold Corporation

Corporate Office:	Tel: 416 861-9911
Brookfield Place	Toll-free throughout North America:
TD Canada Trust Tower	1 800 720-7415
161 Bay Street, Suite 3700	Fax: 416 861-2492
P.O. Box 212	Email: investors@barrick.com
Toronto, Canada M5J 2S1	barrick.com